2022

―――

RLI CORP. ANNUAL REPORT ON FORM 10K

2022 YEAR IN REVIEW

FINANCIAL HIGHLIGHTS

In thousands, except combined ratio, per-share data and return on equity

	2022	2021	% Change
Gross premiums written	$ **1,565,486**	$ 1,347,354	16.2%
Net premiums written	**1,241,536**	1,057,533	17.4%
Consolidated revenue	**1,697,992**	1,179,245	44.0%
Net earnings	**583,411**	279,354	108.8%
Operating earnings[1]	**214,636**	159,063	34.9%
GAAP combined ratio	**84.4**	86.8	-2.8%
Total shareholders' equity	**1,177,341**	1,229,361	-4.2%
Per-share data:			
Net earnings (diluted)	$ **12.74**	$ 6.11	108.5%
Operating earnings (diluted)[1]	**4.69**	3.48	34.8%
Cash dividends declared:			
Regular	**1.03**	0.99	4.0%
Special	**7.00**	2.00	250.0%
Book value[2]	**25.89**	27.14	-4.6%
Year-end closing stock price	**131.27**	112.10	17.1%
Return on equity	**48.6%**	23.2%	109.5%

[1]See discussion of non-GAAP measures in note 1 of the SELECTED FINANCIAL DATA section on page 9 of the YEAR IN REVIEW wrap.

[2]With the inclusion of dividends paid (regular and special), book value per share growth was 25% year over year.

OUR MISSION

Provide industry-leading specialty risk management solutions that are convenient, tailored and fill unmet customer needs.

OUR VISION

Be the recognized performance leader of the U.S. specialty insurance industry.

OUR VALUES

We are **talented.**

We are **innovative.**

We are **customer focused.**

We are **driven.**

We act with **integrity.**

We are **respectful.**

We are **owners.**

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

On behalf of our associate-owners, I am proud to share our 2022 achievements with you.

The past year was marked by growth and change. Foremost among the changes was Jon Michael's retirement as Chief Executive Officer. On behalf of our team members, as well as our Board of Directors, I want to thank Jon for all he has done and continues to do as Chairman of the Board. It is a privilege to succeed him and lead RLI through the next chapter of our storied history.

As a U.S.-based specialty insurance company, RLI maintains a diverse portfolio of niche property, casualty and surety products. Our products are designed to give our customers security and peace of mind by protecting what's important to them. We continue to focus on growing our existing products, while exploring opportunities to expand our customer base and serve new markets.

Our products are primarily distributed through a trusted network of wholesale and retail brokers and agents. These partnerships, which are integral to RLI's success, have been forged and reinforced over time through investment in personal connections that build mutual trust.

Our commitment to underwriting discipline and profitability is core to our business model. We have demonstrated that specialized knowledge and expertise, partnered with consistent underwriting discipline and prudent management of our business, leads to positive results and outcomes.

Finally, the dedication of our associate-owners is second to none. We hire the best and the brightest who care about our customers and have a vested interest in our shared success. That entrepreneurial spirit has fueled our business for nearly 60 years.

Our focus on these fundamentals—diversification, distribution, discipline and dedication—contributed to another year of outstanding financial results.

UNDERWRITING RESULTS

We posted underwriting income of $178.2 million on an 84.4 combined ratio in 2022, compared to $129.9 million on an 86.8 combined ratio in 2021. In addition to achieving profitability, we succeeded in significantly growing our top line. Gross premiums written grew 16 percent in 2022, fueled by growth in all three major product segments.

Our casualty segment achieved 6 percent growth in gross premiums written and an 89.6 combined ratio. Premium growth occurred across most products within the segment, aided by favorable market conditions that supported rate increases and an expanded distribution base. Our outlook on the future growth potential of our casualty business remains positive.

The property segment experienced 44 percent growth and posted a 76.4 combined ratio despite experiencing significant catastrophe losses during the year. Property premium growth was driven by hard market conditions that resulted in rate increases and strong submission flow. We are optimistic that new business opportunities and rate momentum will continue in the property space, though increased reinsurance costs could introduce some volatility to segment underwriting results.

Our surety business achieved 9 percent growth in gross premiums written and a 74.4 combined ratio. Despite the highly competitive surety environment, all products within this segment benefitted from new business and partnership opportunities. In the year ahead, we will continue to carefully pursue growth opportunities in this market, while closely monitoring the financial viability of the principals we provide bonds to as the economic environment evolves.

Overall, our underwriting performance was strong. We provided exceptional service to our customers, advanced our strategic priorities and made investments in our business to support continued profitable growth.



STATUTORY COMBINED RATIO

Our average statutory combined ratio has outperformed the industry average by 12 points over the last decade.

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	10-YEAR AVG.
RLI	**82.2**	**84.1**	**83.9**	**89.0**	**96.2**	**94.0**	**91.1**	**91.8**	**85.3**	**83.2**	**88.1**
P&C Industry*	95.8	97.2	97.9	100.7	103.9	99.2	98.9	98.8	99.7	107.4	100.0

*Sources:

(1) A.M. Best (2022). Aggregate & Averages – Property/Casualty, United States & Canada. 2013 – 2022.

(2) Conning (2022). Property-Casualty Forecast & Analysis: By Line of Insurance, Fourth Quarter 2022. Estimated for the year ended December 31, 2022.



10-YEAR CUMULATIVE SHAREHOLDER RETURN

Over the past 10 years, RLI's total return to shareholders has outpaced that of the S&P 500 and S&P 500 P&C Index.

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
RLI	$100	158	173	227	242	243	283	378	446	494	615
S&P 500	$100	132	150	153	171	208	199	261	310	398	326
S&P 500 P&C Index	$100	138	160	175	203	248	237	298	317	372	442

Assumes $100 invested on December 31, 2012, in RLI, S&P 500 and S&P 500 P&C Index, with reinvestment of dividends.
Comparison of ten-year annualized total return -- RLI: 19.9% | S&P 500: 12.5% | and S&P 500 P&C Index: 16.0%

INVESTMENT RESULTS

In addition to underwriting profit, investment income served as a positive contributor to operating earnings. Investment income grew 25 percent for the year, supported by higher reinvestment rates and growth in our invested asset base. A portion of this increase was driven by the investment of proceeds from the sale of our minority ownership interest in Maui Jim Inc. to Kering Eyewear. This sale marked the culmination of RLI's successful 25-year partnership with Maui Jim, and we wish them much success in the future.

While investment income increased, the portfolio's total return was -11.5 percent for the year, due to rising interest rates and market volatility.

We maintain a conservative, well-diversified portfolio that is focused on fulfilling our promise to policyholders, meeting our operational obligations, and generating returns on capital over time that support your investment in RLI.

DELIVERING SHAREHOLDER VALUE

Our strategy for delivering long-term sustainable growth for shareholders is driven by our diversified product portfolio, the niche markets and customers we serve, the specialized distribution partners we engage to sell our products, the strength of our balance sheet, the quality and character of our outstanding people, and our ownership culture.

In 2022, we increased regular dividends for the 47th consecutive year and paid a $7.00 per share special dividend. Over the last 10 years, RLI has returned $1.37 billion in dividends to shareholders.

Book value growth over time is a primary measure of how we deliver long-term value for shareholders. In 2022, our book value per share, inclusive of dividends, grew by 25 percent year over year. Over the past 10 years, RLI's book value, inclusive of dividends, has grown by 202 percent.

WE ARE OWNERS

It's one thing to work for a company: it's another to be an owner. One of RLI's hallmarks is our employee stock ownership culture—which continues to be foundational to our success and our unique operating model.

We believe giving our associates an ownership stake in the company provides accountability and alignment between associate and shareholder interests. It also motivates our team to serve our customers with a higher standard of care and commitment.

LOOKING AHEAD

We have outstanding talent and leadership with a shared set of values, work ethic and discipline. Their expertise and commitment have enabled us to consistently deliver positive financial results through all market conditions and cycles. I am optimistic we are well-positioned to meet the challenges and seize the opportunities that lie ahead in 2023.

We will work to continue executing on strategies that enable us to evolve and innovate how we deliver best-in-class products and service; identify opportunities to further diversify our portfolio of solutions; empower our talented team to deliver outstanding results; and grow profitably.

At RLI, we say *Different Works,* and I encourage our associate-owners to keep being different every day. It's why we are one of the leading specialty insurance companies in the industry, and how we will continue to set ourselves apart in the years to come. On behalf of our Board of Directors, thank you for your confidence and investment in RLI.

Craig W. Kliethermes
President & CEO



BOOK VALUE GROWTH WITH DIVIDENDS

Over the past five years, RLI has returned $757 million in dividends to shareholders.

Cumulative Dividends
Reported Book Value



EARNINGS PER SHARE

Each share of our stock has generated $27.97 of net earnings over the five year period ending in 2022.

Diluted Net Earnings Per Share
Diluted Operating Earnings Per Share[1]

[1] See discussion of non-GAAP measures in note 1 of the SELECTED FINANCIAL DATA section on page 9 of the YEAR IN REVIEW wrap.

OUR LEADERSHIP TEAM

BOARD OF DIRECTORS

Jonathan E. Michael, Director since 1997
Chairman, RLI Corp.

Kaj Ahlmann (2, 3), Director since 2009
Retired Global Head of Strategic Services and
Chairman, Advisory Board for Deutsche Bank

Michael E. Angelina (2, 5), Director since 2013
Executive in Residence, Maguire Academy
of Insurance and Risk Management,
Saint Joseph's University

John T. Baily (2, 3), Director since 2003
Retired President, Swiss Re Capital Partners

David B. Duclos (1, 4), Director since 2017
Retired CEO, QBE, North America

Susan S. Fleming (3, 4), Director since 2018
Executive Educator, Speaker and Angel Investor

Jordan W. Graham (1, 4), Director since 2004
Managing Director, Quotient Partners

Craig W. Kliethermes (4, 5), Director since 2021
President & CEO, RLI Corp.

Paul B. Medini (1,2), Director since 2022
Retired Sr. Vice President and Chief Accounting
Officer of Chubb, Ltd.

Robert P. Restrepo, Jr. (1, 5), Director since 2016
Retired Chairman, CEO & President, State Auto
Insurance Company

Debbie S. Roberts (1, 5), Director since 2018
Executive Vice President and COO, Panera

Michael J. Stone (4, 5), Director since 2012
Former President & COO, RLI Insurance Company

1: Human Capital and Compensation Committee
2: Audit Committee
3: Nominating/Corporate Governance Committee
4: Finance and Investment Committee
5: Strategy Committee

EXECUTIVE TEAM

Todd W. Bryant
Chief Financial Officer
Industry experience - 29 years

Seth A. Davis
Vice President, Controller
Industry experience - 27 years

Aaron P. Diefenthaler
Chief Investment Officer & Treasurer
Industry experience - 21 years

Patrick D. Ferrell
Vice President, Internal Audit
Industry experience - 30 years

Jeffrey D. Fick
Chief Legal Officer & Corporate Secretary
Industry experience - 18 years

Bryan T. Fowler
Vice President, Chief Information Officer
Industry experience - 25 years

Lisa T. Gates
Vice President, Marketing & Communications
Industry experience - 12 years

Robert S. Handzel
Chief Claim Officer
Industry experience - 45 years

Kevin S. Horwitz
Vice President, Innovation Management
and Policy Development
Industry experience - 22 years

Kathleen M. Kappes
Vice President, Human Resources
Industry experience - 20 years

Craig W. Kliethermes
President & CEO
Industry experience - 38 years

Jennifer L. Klobnak
Chief Operating Officer
Industry experience - 23 years

Elizabeth K. McLaughlin
Chief Claim Counsel
Industry experience - 37 years

Christopher D. Randall
Vice President, Risk Services
Industry experience - 28 years

Bret A. Stone
Vice President, Data & Analytics
Industry experience - 22 years

Kathleen A. Taylor
Vice President, Accounting & Branch
Operations
Industry experience - 26 years

Thomas J. Ward
Vice President, Risk Services
Industry experience - 39 years

FIELD OFFICERS

CASUALTY

William R. Bell, III
Vice President, Environmental E&S
Industry experience - 35 years

Chad S. Berberich
Vice President, Executive Products Group
Industry experience - 26 years

Paul C. Dietrich
Vice President, Professional Services Group
Industry experience - 35 years

Justin D. Doss
Vice President, Sales & Marketing,
Transactional Insurance Solutions
Industry experience - 23 years

Jeffrey D. Foering
Vice President, Energy Casualty
Industry experience - 39 years

Robert W. Hartje
Vice President, Casualty Brokerage
Industry experience - 36 years

Christopher W. Hughs
Vice President, General Liability
Industry experience - 25 years

Donald M. Johnson
Vice President, Professional Services Group
Industry experience - 34 years

Jill C. Johnson
Vice President, Personal Lines
Industry experience - 39 years

Daniel N. Meyer
President, RLI Transportation
Industry experience - 22 years

Eric J. Raudins
Senior Vice President, Transactional
Insurance Solutions
Industry experience - 32 years

Paul J. Simoneau
Senior Vice President, E&S Lines
Industry experience - 45 years

Eric D. White
Vice President, Commercial Transactional
Insurance Solutions
Industry experience - 22 years

CONTRACTORS BONDING AND INSURANCE COMPANY

Robert M. Ogle
Vice President, Contractors Bonding
and Insurance Company
Industry experience - 34 years

PROPERTY

Blake A. Ahrens
Vice President, Inland Marine
Industry experience - 26 years

Robert J. Schauer
President, RLI Marine
Industry experience - 35 years

Jonathan D. Ward
Vice President, E&S Property
Industry experience - 20 years

SURETY

Barton W. Davis
Vice President, Surety Underwriting
Industry experience - 35 years

Christopher H. Gleason
Vice President, Contract Surety
Industry experience - 20 years

Robert G. Kirk
Vice President, Commercial Surety
Industry experience - 32 years

Brian A. Schick
Vice President, Surety
Industry experience - 28 years

CLAIM

Matthew R. Campen
Vice President, Claim
Industry experience - 19 years

William J. Irish
Vice President, Claim
Industry experience - 36 years

Nicolas C. Mesco
Vice President, Claim
Industry experience - 15 years

SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the 5 years ended December 31, 2022.
(amounts in thousands, except per share data and combined ratios)

		2022	2021	2020	2019	2018
Operating Results						
Gross premiums written	$	**1,565,486**	1,347,354	1,136,432	1,065,002	983,216
Consolidated revenue[4]	$	**1,697,992**	1,179,245	983,626	1,003,591	818,123
Net earnings[4]	$	**583,411**	279,354	157,091	191,642	64,179
Comprehensive earnings	$	**304,509**	220,466	213,310	258,687	30,182
Operating earnings[1]	$	**214,636**	159,063	109,411	105,372	82,236
Net cash provided from operating activities	$	**250,448**	384,905	263,259	276,917	217,102
Financial Condition						
Total investments and cash	$	**3,272,301**	3,162,968	2,837,081	2,560,360	2,194,230
Total assets	$	**4,767,068**	4,508,302	3,938,485	3,545,721	3,105,065
Unpaid losses and settlement expenses	$	**2,315,637**	2,043,555	1,750,049	1,574,352	1,461,348
Total debt	$	**199,863**	199,676	149,489	149,302	149,115
Total shareholders' equity	$	**1,177,341**	1,229,361	1,135,978	995,388	806,842
Statutory surplus[2]	$	**1,407,925**	1,240,649	1,121,592	1,029,671	829,775
Share Information						
Diluted net earnings per share[4]	$	**12.74**	6.11	3.46	4.23	1.43
Diluted comprehensive earnings per share	$	**6.65**	4.82	4.70	5.72	0.67
Diluted operating earnings per share[1]	$	**4.69**	3.48	2.41	2.33	1.83
Cash dividends declared per share:						
Regular	$	**1.03**	0.99	0.95	0.91	0.87
Special	$	**7.00**	2.00	1.00	1.00	1.00
Book value per share	$	**25.89**	27.14	25.16	22.18	18.13
Closing stock price	$	**131.27**	112.10	104.15	90.02	68.99
Diluted weighted average shares outstanding		**45,794**	45,712	45,376	45,257	44,835
Common shares outstanding		**45,470**	45,289	45,143	44,869	44,504
Other Non-GAAP Financial Information						
Net premiums written to statutory surplus[2]		**88%**	85%	80%	84%	99%
Combined ratio[3]		**84.4**	86.8	92.0	91.9	94.7
Statutory combined ratio[2][3]		**83.2**	85.3	91.8	91.1	94.0

		2022	2021	2020	2019	2018
Net earnings[4]	$	583,411	279,354	157,091	191,642	64,179
Less:						
Net realized (gains) losses[4]	$	(588,515)	(64,222)	(17,885)	(17,520)	(63,407)
Income tax on realized gains (losses)	$	124,415	13,487	3,756	3,679	13,315
Net unrealized (gains) losses on equity securities	$	121,037	(65,258)	(32,101)	(78,090)	98,735
Income tax on unrealized gains (losses) on equity securities	$	(25,418)	13,703	6,741	16,399	(20,734)
Equity in earnings of Maui Jim	$	(372)	(22,786)	(10,368)	(13,592)	(12,471)
Income tax on equity in earnings of Maui Jim	$	78	4,785	2,177	2,854	2,619
Operating earnings[1]	$	214,636	159,063	109,411	105,372	82,236
Net earnings per share[4]	$	$12.74	6.11	3.46	4.23	1.43
Less:						
Net realized (gains) losses[4]	$	(12.84)	(1.40)	(0.39)	(0.38)	(1.42)
Income tax on realized gains (losses)	$	2.72	0.30	0.08	0.08	0.30
Net unrealized (gains) losses on equity securities	$	2.64	(1.44)	(0.71)	(1.72)	2.20
Income tax on unrealized gains (losses) on equity securities	$	(0.56)	0.30	0.15	0.36	(0.46)
Equity in earnings of Maui Jim	$	(0.01)	(0.49)	(0.23)	(0.30)	(0.28)
Income tax on equity in earnings of Maui Jim	$	—	0.10	0.05	0.06	0.06
Operating earnings per share[1]	$	4.69	3.48	2.41	2.33	1.83

[1] Operating earnings and operating earnings per share (EPS) consist of our GAAP net earnings adjusted by net realized gains/(losses), net unrealized gains/(losses) on equity securities and taxes related thereto. Additionally, equity in earnings of Maui Jim and the related taxes were excluded from operating earnings and operating EPS due to the sale of RLI's investment in 2022. Operating earnings and operating EPS for prior periods have been restated to reflect the equity in earnings of Maui Jim adjustment. Net earnings and net earnings per share are the GAAP financial measures that are most directly comparable to operating earnings and operating EPS.

[2] Ratios and surplus information are presented on a statutory basis. As discussed in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, statutory accounting principles differ from GAAP and are generally based on a solvency concept. Further discussion is included in note 9 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data. Reporting of statutory surplus is a required disclosure under GAAP.

[3] See page 28 for information regarding key performance measures.

[4] On September 30, 2022, RLI Corp. completed the sale of its equity method investment in Maui Jim to Kering Eyewear for cash proceeds of $686.6 million. We recognized a net gain of $571.0 million as a result of the sale, which was recorded in the net realized gain line item of the statement of earnings.

INVESTOR INFORMATION

RLI STOCK

RLI Corp. common stock trades on the New York Stock Exchange under the symbol RLI.

SHAREHOLDER INQUIRIES

Shareholders of record with requests concerning individual account balances, stock certificates, dividends, stock transfers, tax information or address corrections should contact the transfer agent and registrar:

COMPUTERSHARE
1-800-736-3001 (U.S. and Canada)
1-781-575-3100 (Outside U.S. and Canada)

DIVIDEND REINVESTMENT

If you wish to enroll in our direct stock purchase and dividend reinvestment plan, or to have your dividends deposited directly into your checking, savings or money market accounts, you can enroll online at computershare.com/investor, or complete and submit an enrollment form, which can be obtained by contacting Computershare.

REQUESTS FOR ADDITIONAL INFORMATION

Electronic versions of the following documents are or will be made available on our website: 2022 annual report on form 10-K; 2023 proxy statement; code of conduct; corporate governance guidelines; and charters of the human capital and compensation, audit, finance and investment, strategy and nominating/corporate governance committees of our board. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, contact our corporate headquarters.

COMPANY FINANCIAL STRENGTH RATINGS

AM Best:	A+ (Superior)	RLI Group
Standard & Poor's:	A (Strong)	RLI Insurance Company
	A (Strong)	Mt. Hawley Insurance Company
Moody's:	A2	RLI Insurance Company
	A2	Mt. Hawley Insurance Company

Our financial strength ratings reflect each rating agency's opinion of our financial strength, operating performance and ability to meet our obligations to policyholders and are not evaluations directed toward the protection of investors.

CONTACTING RLI

For investor relations requests and management's perspective on specific issues, contact Aaron Diefenthaler, Chief Investment Officer and Treasurer, at 309-693-5846 or at aaron.diefenthaler@rlicorp.com.

RLI Corp.	9025 N. Lindbergh Drive Peoria, Illinois 61615-1431
Phone:	309-692-1000 or 800-331-4929

Comprehensive investor information is available at rlicorp.com.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-09463

RLI CORP.

(Exact name of registrant as specified in its charter)

Delaware	37-0889946
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9025 North Lindbergh Drive, Peoria, Illinois	**61615**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(309) 692-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $0.01 par value	RLI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the Registrant as of June 30, 2022, based upon the closing sale price of the Common Stock on June 30, 2022 as reported on the New York Stock Exchange, was $5,418,104,534. Shares of Common Stock held directly or indirectly by each reporting officer and director along with shares held by the Company ESOP have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the Registrant's Common Stock, $0.01 par value, on February 13, 2023 was 45,514,193.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for the 2023 annual meeting of shareholders are incorporated herein by reference into Part III of this document.

RLI Corp.
Index to Annual Report on Form 10-K

PART I

<u>**Item 1. Business**</u>

RLI Corp. was founded in 1965. References to "the Company," "we," "our," "us" or like terms refer to the business of RLI Corp. and its subsidiaries. We underwrite select property, casualty and surety products through major subsidiaries collectively known as RLI Insurance Group. We conduct operations principally through three insurance companies. RLI Insurance Company (RLI Ins.), a subsidiary of RLI Corp. and our principal insurance subsidiary, writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Mt. Hawley Insurance Company (Mt. Hawley), a subsidiary of RLI Ins., writes excess and surplus lines insurance on a non-admitted basis in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Contractors Bonding and Insurance Company (CBIC), a subsidiary of RLI Ins., writes multiple lines of insurance on an admitted basis in all 50 states and the District of Columbia. Each of our insurance companies is domiciled in Illinois. We have no material foreign operations.

As a specialty insurance company with a niche focus, we offer insurance coverages in the specialty admitted and excess and surplus markets. We distribute our property and casualty insurance through locations across the country that market to wholesale and retail brokers, independent agents and carrier partners. We offer limited coverages on a direct basis to select insureds, as well as various reinsurance coverages. From time to time, we also write a limited amount of business under agreements with managing general agents under the direction of our product leadership.

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed with or furnished to the Securities and Exchange Commission (SEC) available free of charge on our website (rlicorp.com). Information contained on our website is not intended to be incorporated by reference in this annual report and you should not consider that information a part of this annual report. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company.

SPECIALTY INSURANCE MARKET OVERVIEW

The specialty insurance market differs significantly from the standard market. In the standard market, products and coverage are largely uniform with relatively predictable exposures and companies tend to compete for customers on the basis of price. In contrast, the specialty market provides coverage for risks that do not fit the underwriting criteria of the standard carriers. Competition tends to focus less on price and more on availability, coverage, service and other value-based considerations. While specialty market exposures may have higher insurance risks than their standard admitted market counterparts, we manage these risks to achieve higher financial returns. To reach our financial and operational goals, we must have extensive knowledge of, and expertise in, our markets. Many of our risks are underwritten on an individual basis and tailored coverages are employed in order to respond to distinctive risk characteristics. We operate in the specialty admitted insurance market, the excess and surplus insurance market and the specialty reinsurance markets.

SPECIALTY ADMITTED INSURANCE MARKET

We write business in the specialty admitted market. Many of these risks are unique and hard to place in the standard admitted market, but for marketing and regulatory reasons, they must remain with an admitted insurance company. The specialty admitted market is subject to greater state regulation than the excess and surplus market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as state guaranty funds and assigned risk plans. For 2022, our specialty admitted operations produced gross premiums written of $916.0 million, representing approximately 59 percent of our total gross premiums for the year.

EXCESS AND SURPLUS INSURANCE MARKET

The excess and surplus market focuses on hard-to-place risks. Participating in this market allows the Company to underwrite non-standard risks with more flexible policy forms and unregulated premium rates. This typically results in coverages that are more restrictive and more expensive than in the standard admitted market. The excess and surplus lines environment and production model effectively filter submission flow and match market opportunities to our expertise and appetite. According to AM Best, the excess and surplus market represents less than 10 percent of the entire domestic property and casualty industry, as measured by direct premiums written. Our excess and surplus operations wrote gross premiums of $617.8 million, or 39 percent, of our total gross premiums written in 2022.

SPECIALTY REINSURANCE MARKET

We write business in the specialty reinsurance market. This business is generally written on a portfolio (treaty) basis. We write contracts on an excess of loss and a proportional basis. Contract provisions are written and agreed upon between the company and its reinsurance clients. The business is typically more volatile as a result of unique underlying exposures and excess and aggregate attachments. For 2022, our specialty reinsurance operations wrote gross premiums of $31.7 million, representing approximately 2 percent of our total gross premiums written for the year.

BUSINESS SEGMENT OVERVIEW

The segments of our insurance operations are casualty, property and surety. For additional information, see note 12 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data. The table below summarizes the composition of net premiums earned by major product.

| (in thousands) | Year ended December 31, | | | | | |
	2022		2021		2020	
CASUALTY						
Commercial excess and personal umbrella	$ 253,921	22 %	$ 219,437	22 %	$ 178,214	21 %
General liability	100,374	9 %	90,853	9 %	91,653	11 %
Commercial transportation	96,992	8 %	83,352	8 %	64,624	7 %
Professional services	95,187	9 %	88,855	9 %	85,196	10 %
Small commercial	67,673	6 %	64,660	7 %	63,357	7 %
Executive products	26,606	2 %	21,873	2 %	26,509	3 %
Other casualty	71,079	6 %	64,609	8 %	59,968	7 %
Total	$ 711,832	62 %	$ 633,639	65 %	$ 569,521	66 %
PROPERTY						
Commercial property	$ 163,078	14 %	$ 107,941	11 %	$ 79,406	9 %
Marine	113,208	10 %	97,745	10 %	81,852	10 %
Other property	31,600	3 %	26,151	2 %	22,462	2 %
Total	$ 307,886	27 %	$ 231,837	23 %	$ 183,720	21 %
SURETY						
Commercial	$ 47,652	4 %	$ 43,738	4 %	$ 42,872	5 %
Miscellaneous	45,826	4 %	43,982	5 %	42,292	5 %
Contract	31,240	3 %	27,707	3 %	27,342	3 %
Total	$ 124,718	11 %	$ 115,427	12 %	$ 112,506	13 %
Grand total	$ 1,144,436	100 %	$ 980,903	100 %	$ 865,747	100 %

CASUALTY SEGMENT

Commercial Excess and Personal Umbrella

Our commercial excess coverage is written in excess of primary liability insurance provided by other carriers and, in some cases, in excess of primary liability written by the Company. The personal umbrella coverage is generally written in excess of homeowners' and automobile liability coverage provided by other carriers.

General Liability

Our general liability business consists primarily of coverage for third-party liability of commercial insureds including manufacturers, contractors, apartments and mercantile. We also offer coverages for security guards and in the specialized areas of onshore energy-related businesses and environmental liability for underground storage tanks, contractors and asbestos and environmental remediation specialists.

Commercial Transportation

Our transportation insurance provides commercial automobile liability and physical damage insurance to local, intermediate and long-haul truckers, public transportation entities and other types of specialty commercial automobile risks. We also offer incidental

related insurance coverages including general liability, excess liability and motor truck cargo. We produce business through independent agents and brokers nationwide.

Professional Services

We offer professional liability coverages focused on providing errors and omission coverage for small to medium-sized design, technical, computer and other miscellaneous professionals. Our product suite for these customers also includes a full array of multi-peril package products including general liability, property, automobile, excess liability and workers' compensation coverages. This business primarily markets its products through specialty retail agents nationwide.

Small Commercial

Our small commercial business offers property and casualty insurance coverages for small to mid-sized contractors, focused on the construction industry. The coverages included in these packages are predominantly general liability, but also have some inland marine coverages, as well as commercial automobile, property and excess coverage. These products are primarily marketed through retail agents.

Executive Products

We provide a suite of management liability coverages, such as directors and officers (D&O) liability insurance, fiduciary liability, employment practice liability and fidelity coverages, for a variety of risk classes, including both public and private businesses. Our publicly traded D&O appetite generally focuses on offering excess Side A D&O coverage (where corporations cannot indemnify the individual directors and officers) as well as excess full coverage D&O. Additionally, we offered excess cyber liability coverage for medium to large-sized public and private businesses, but exited this business on a runoff basis in 2021.

Other Casualty

We offer a variety of other smaller products in our casualty segment, including home business insurance, which provides limited liability and property coverage for a variety of small business owners who work from their own home. We have a quota share reinsurance agreement with Prime Insurance Company and Prime Property and Casualty Insurance Inc., the two insurance subsidiaries of Prime Holdings Insurance Services, Inc. (Prime). Through our reinsurance agreement with Prime, we assume general liability, excess, commercial auto, property and professional liability coverages on hard-to-place risks that are written in the excess and surplus and admitted insurance markets. Separately, we assume mortgage reinsurance, which provides credit risk transfer on pools of mortgages. We also offer general liability and package coverages through a general binding authority (GBA) group, a program in which select surplus lines producers are granted limited authority through our on-line system to bind business on behalf of the Company.

PROPERTY SEGMENT

Commercial Property

Our commercial property coverage consists primarily of excess and surplus lines and specialty insurance such as fire, earthquake, wind and difference in conditions (DIC), which can include earthquake, flood and collapse coverages. We provide insurance for a wide range of commercial and industrial risks, such as office buildings, apartments, condominiums, builders' risks and certain industrial and mercantile structures.

Marine

Our marine coverages include cargo, hull, protection and indemnity, marine liability, as well as inland marine coverages including builders' risks and contractors' equipment. Although the predominant exposures are located within the United States, there is some incidental international exposure written within these coverages.

Other Property

We offer specialized homeowners' insurance, primarily homeowners' and dwelling fire insurance through retail agents in Hawaii, as well as property coverages through our general binding authority group.

SURETY SEGMENT

Commercial

We offer a large variety of commercial surety bonds for medium to large-sized businesses across a broad spectrum of industries, including the financial, healthcare as well as on and offshore energy, petrochemical and refining industries. These risks are underwritten on an account basis and coverage is marketed through a select number of regional and national brokers with surety expertise.

Miscellaneous

Our miscellaneous surety coverage includes small bonds for businesses and individuals written through independent insurance agencies throughout the United States. Examples of these types of bonds are license and permit, notary and court bonds. The underwriting and delivery of these bonds is highly automated.

Contract

We offer bonds for small to medium-sized contractors throughout the United States, underwritten on an account basis. Typically, these are performance and payment bonds for individual construction contracts. These bonds are marketed through a select number of insurance agencies that have surety and construction expertise. We also offer bonds for small and emerging contractors that are reinsured through the Federal Small Business Administration.

MARKETING AND DISTRIBUTION

We distribute our coverages across the country, from our network of branch offices, primarily through wholesale and retail brokers, independent agents and carrier partners.

BROKERS

The largest volume of broker-generated premium is in our commercial property, general liability, commercial surety, executive products, commercial excess and commercial transportation coverages. This business is produced through independent wholesale and retail brokers.

INDEPENDENT AGENTS

We target classes of insurance, such as homeowners' and dwelling fire, home business, surety and personal umbrella through independent agents. Several of these products involve detailed eligibility criteria, which are incorporated into strict underwriting guidelines and prequalification of each risk using a system accessible by the independent agent. The independent agent cannot bind the risk unless they receive approval from our underwriters or through our automated systems.

UNDERWRITING AGENTS

We contract with certain underwriting agencies, which have limited authority to bind or underwrite business on our behalf. The underwriting agreements involve strict underwriting guidelines and the agents are subject to regular audits.

CARRIER PARTNERS

We partner with other insurance carriers for home business and personal umbrella. The carriers place the business with us through their associated agencies when the underlying risk does not meet their underwriting appetite.

DIGITAL AND DIRECT

We utilize digital efforts to produce and efficiently process and service business including home business, general binding authority, small commercial and personal umbrella risks and surety bonding. On a direct basis, we also assume premium on various reinsurance treaties.

COMPETITION

Our specialty property and casualty insurance subsidiaries are part of a very competitive industry that is cyclical and historically characterized by periods of high premium rates and shortages of underwriting capacity followed by periods of severe competition and excess underwriting capacity. Within the United States alone, approximately 2,600 companies actively market property and casualty coverages. Our primary competitors in the casualty segment include Arch, Aspen, Berkley, Chubb, CNA, Great American, Great West, Hartford, Hudson, James River, Kinsale, Lancer, Markel, Protective, RSUI, Sompo, Travelers, USLI and Zurich. Primary competitors in the property segment include AmRisc, Arch, Chubb, CNA, Golden Bear, Lexington, Liberty Mutual, Palomar, RSUI, Sompo, Travelers and Velocity. Primary competitors in the surety segment are Arch, Chubb, CNA, Great American, Hartford, Intact, Liberty Mutual, Markel, Merchants, Philadelphia, Sompo, Swiss Re, Travelers and Zurich. The combination of coverages, service, pricing and other methods of competition vary from line to line. Our principal methods of meeting this competition are innovative coverages, consistency and quality service to the agents and policyholders, at a fair price. We compete favorably, in part, because of our sound financial condition and reputation, as well as our broad, geographic footprint in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. In the casualty, property and surety areas, we have experienced underwriting and claim specialists in our branch and home offices. We continue to maintain our underwriting standards by not seeking market share at the expense of underwriting profit. We have a track record of withdrawing from markets when conditions become overly adverse and offering new coverages and programs where the opportunity exists to provide needed insurance coverage with exceptional service on a profitable basis.

FINANCIAL STRENGTH RATINGS

Financial strength ratings are an important factor in establishing the competitive position of insurance companies. Publications of AM Best, Standard & Poor's and Moody's indicate that A and A+ ratings are assigned to those companies that, in their opinion, have a superior ability to meet ongoing insurance obligations, a strong capacity to meet financial commitments or a low credit risk, respectively. The ratings are independent opinions of an insurer's financial strength and ability to meet ongoing insurance policy and contract obligations, based on a comprehensive quantitative and qualitative analysis of balance sheet strength, operating performance, business profile and enterprise risk management. These ratings are based on factors relevant to policyholders, agents, insurance brokers and intermediaries and are not specifically related to securities issued by the company.

At December 31, 2022, the following ratings were assigned to our insurance companies:

AM Best	
RLI Ins., Mt. Hawley and CBIC* (group-rated)	A+, Superior
Standard & Poor's	
RLI Ins. and Mt. Hawley	A, Strong
Moody's	
RLI Ins. and Mt. Hawley	A2

* CBIC is only rated by AM Best

For AM Best, Standard & Poor's and Moody's, the financial strength ratings represented above are affirmations of previously assigned ratings. In addition to assigning a financial strength rating, AM Best also assigns financial size categories. In December 2022, RLI Ins., Mt. Hawley and CBIC, which are collectively rated as a group, were assigned a financial size category of XII (adjusted policyholders' surplus of between $1 billion and $1.25 billion). As of December 31, 2022, the policyholders' statutory surplus of RLI Insurance Group totaled $1.4 billion, which results in AM Best's financial size category of XIII (adjusted policyholders' surplus of between $1.25 billion and $1.5 billion).

REINSURANCE

In the ordinary course of business, we rely on other insurance companies to share risks through reinsurance, paying or ceding to the reinsurer a portion of the premiums received on such policies. These arrangements allow the Company to pursue greater diversification of business and serve to limit the maximum net loss on catastrophes and large risks. We use reinsurance as an alternative to using our own capital to take risks and reduce volatility. Retention levels are evaluated each year to maintain a balance between the growth in surplus and the cost of reinsurance. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the insurance ceded. The following table illustrates the degree to which we have utilized reinsurance during the past three years. For an expanded discussion of the impact of reinsurance on our operations, see note 5 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data.

(in thousands)	Year Ended December 31,		
	2022	2021	2020
PREMIUMS WRITTEN			
Direct and Assumed	$ 1,565,486	$ 1,347,354	$ 1,136,432
Reinsurance ceded	(323,950)	(289,821)	(244,344)
Net	$ 1,241,536	$ 1,057,533	$ 892,088
PREMIUMS EARNED			
Direct and Assumed	$ 1,460,845	$ 1,253,296	$ 1,090,259
Reinsurance ceded	(316,409)	(272,393)	(224,512)
Net	$ 1,144,436	$ 980,903	$ 865,747

Reinsurance is subject to certain risks, specifically market risk, which affects the cost and ability to secure reinsurance contracts, and credit risk, which is the risk that our reinsurers may not pay on losses in a timely fashion or at all. We strive to purchase reinsurance from financially strong reinsurers. We evaluate reinsurers' ability to pay based on their financial results, level of surplus, financial strength ratings and other risk characteristics. A reinsurance committee, comprised of senior management, reviews and approves our security guidelines and reinsurer usage. More than 93 percent of our reinsurance recoverables are due from companies with financial strength ratings of A or better by AM Best and Standard & Poor's rating services.

We utilize both treaty and facultative reinsurance coverage for our risks. Treaty coverage refers to a reinsurance contract under which the company agrees to cede all risks within a defined class of business to the reinsurer, who agrees to provide coverage on all risks ceded without individual underwriting. Facultative coverage is applied to individual risks at the company's discretion and is subject to underwriting by the reinsurer. It is used for a variety of reasons, including supplementing the limits provided by the treaty coverage or covering risks or perils excluded from treaty reinsurance.

Much of our reinsurance is purchased on an excess of loss basis. Under an excess of loss arrangement, we retain losses on a risk up to a specified amount and the reinsurers assume any losses above that amount. We may choose to participate in the reinsurance layers purchased by retaining a percentage of the layer. It is common to find conditions in excess of loss covers such as occurrence limits, aggregate limits and reinstatement premium charges. Occurrence limits cap our recovery for multiple losses caused by the same event. Aggregate limits cap our recovery for all losses ceded during the contract term. We may be required to pay additional premium to reinstate the reinsurance limits for potential future recoveries during the same contract year.

Excluding catastrophe reinsurance, the table below summarizes the reinsurance treaty coverage currently in effect. We may purchase facultative coverage in excess of the per risk limits shown.

(in millions) Product Line(s) Covered	Contract Type	Renewal Date	Attachment Point	Per Risk Limit Purchased	Maximum Retention *
General liability	Excess of Loss	1/1	$ 1.0	$ 9.0	$ 2.8
Commercial excess	Excess of Loss	1/1	1.0	9.0	2.8
Personal umbrella	Excess of Loss	1/1	1.0	9.0	2.8
Commercial transportation	Excess of Loss	1/1	1.0	9.0	2.8
Package - liability and workers' comp	Excess of Loss	1/1	1.0	10.0	4.3
Workers' compensation catastrophe	Excess of Loss	1/1	11.0	14.0	— **
Professional services - professional liability	Excess of Loss	4/1	1.0	9.0	3.3
Executive products	Quota Share	7/1	N/A	25.0	6.3
Property - risk cover	Excess of Loss	1/1	2.0	23.0	4.7
Marine	Excess of Loss	6/1	2.5	27.5	2.5
Surety	Excess of Loss	4/1	2.0	73.0	9.7 ***

* Maximum retention includes first-dollar retention plus any co-participation we retain through the reinsurance tower.
** The workers' compensation catastrophe treaty responds after our package liability and workers' compensation excess of loss treaty with no additional retention.
*** A limited number of commercial surety accounts are permitted to exceed the $75.0 million limit. These accounts are subject to additional levels of review and are monitored on a monthly basis.

At each renewal, we consider any plans to change the underlying insurance coverage we offer, as well as updated loss activity, the level of RLI Insurance Group's surplus, changes in our risk appetite and the cost and availability of reinsurance treaties. In the last renewal cycle, we increased attachment points on property reinsurance structures and increased co-participations within the ceded layers of property and casualty structures.

PROPERTY REINSURANCE — CATASTROPHE COVERAGE

Our property catastrophe reinsurance reduces the financial impact of a catastrophe event involving multiple claims and policyholders, including earthquakes, hurricanes, floods, convective storms and certain other aggregating events. Reinsurance limits purchased fluctuate due to changes in the amount of exposure we insure, reinsurance costs, insurance company surplus levels and our risk appetite. In addition, we monitor the expected rate of return for each of our catastrophe lines of business. At high rates of return, we grow the book of business and may purchase additional reinsurance to increase our capacity. As the rate of return decreases, we may reduce exposure and may purchase less reinsurance as this capacity becomes unnecessary. Our reinsurance coverage for 2021 through 2023 are shown in the following table:

Catastrophe Coverages
(in millions)

| | 2023 | | 2022 | | 2021 | |
	First-Dollar Retention	Limit	First-Dollar Retention	Limit	First-Dollar Retention	Limit
California earthquake	$ 25	$ 700	$ 25	$ 750	$ 25	$ 500
Non-California earthquake	50	700	25	775	25	525
Other perils, including wind	50	600	25	625	25	375

These catastrophe limits are in addition to the per-occurrence coverage provided by facultative and other treaty coverages. We have participated in the catastrophe layers purchased by retaining a percentage of each layer throughout this period. Our participation has varied based on price and the amount of risk transferred by each layer. All layers of the treaty include one reinstatement.

Our property catastrophe program continues to be applied on an excess of loss basis. It attaches after all other applicable reinsurance has been considered. Although covered in one program, limits and attachment points differ for California earthquakes and all other perils. The following charts use information from our catastrophe modeling software to illustrate our pre-tax net retention resulting from particular events that would generate the gross losses.

California Earthquake (in millions)		Earthquake outside of California, Wind, Other Perils (in millions)	
Modeled Gross Loss	Modeled Net Loss	Modeled Gross Loss	Modeled Net Loss
$ 50	$ 27	$ 50	$ 49
100	38	100	71
200	59	200	94
300	74	300	117
400	90	400	126
500	99	500	134
600	106	600	141
700	111	650	145

In the above tables, projected losses for 2023 were estimated based on our exposure as of December 31, 2022, utilizing the treaty structure in place as of January 1, 2023. The tables were generated using theoretical probabilities of events occurring in areas where our portfolio of in-force policies could generate the level of loss illustrated. Actual results could vary significantly from these tables as the actual nature or severity of a particular event cannot be accurately predicted. Reinsurance limits are purchased based on the anticipated losses from large events. The largest losses shown above are possible, but have a lower probability of actually occurring. However, there is a remote chance that a larger event could occur. If the actual event losses are larger than anticipated, we could retain additional losses above the limit of our catastrophe reinsurance.

We regularly monitor and quantify our exposure to catastrophes. In the normal course of business, we manage our concentrations of exposures to catastrophic events, primarily by limiting concentrations of locations insured to acceptable levels and by purchasing reinsurance. Exposure and coverage detail is recorded for each risk location. We quantify and monitor the total policy limit insured in each geographical region. In addition, we use third-party catastrophe exposure models and an internally developed analysis to assess each risk to ensure we include an appropriate charge for assumed catastrophe risks.

Catastrophe exposure modeling is inherently uncertain due to the model's reliance on an infrequent observation of actual events, increasing the importance of capturing accurate policy coverage data. The model results are used both in the underwriting analysis of individual risks and at a corporate level for the aggregate book of catastrophe-exposed business. From both perspectives, we consider the potential loss produced by individual events that represent moderate-to-high loss potential at varying probabilities and magnitudes. In calculating potential losses, we use assumptions including, but not limited to, loss amplification and loss adjustment expense. We establish risk tolerances at the portfolio level based on market conditions, the level of reinsurance available, changes to the assumptions in the catastrophe models, rating agency capital constraints, underwriting guidelines and coverages and internal preferences. Our risk tolerances for each type of catastrophe, and for all perils in aggregate, change over time as these internal and external conditions change.

We are required to report to the rating agencies estimated loss to a single event that could include all potential earthquakes and hurricanes contemplated by the catastrophe modeling software. This reported loss includes the impact of insured losses based on the estimated frequency and severity of potential events, loss adjustment expense, reinstatements paid after the loss, reinsurance recoveries and taxes. Based on the catastrophe reinsurance treaty purchased on January 1, 2023, there is a 99.6 percent likelihood that the net loss will be less than 10.8 percent of policyholders' statutory surplus as of December 31, 2022. Comparatively, based on the catastrophe reinsurance treaty purchased on January 1, 2022, there was a 99.6 percent likelihood that the net loss would have been less than 4.6 percent of policyholders' statutory surplus as of December 31, 2021. Over the past five years, the comparative net loss each year at a 99.6 percent likelihood ranged from 4.6 percent of surplus to 16.2 percent of surplus. The exposure levels are within our tolerances for this risk.

OPERATING RATIOS

PREMIUMS TO SURPLUS RATIO

The following table shows, for the periods indicated, our insurance subsidiaries' statutory ratios of net premiums written to policyholders' surplus. While there is no statutory requirement applicable to the Company that establishes a permissible net premiums written to surplus ratio, guidelines established by the National Association of Insurance Commissioners (NAIC) provide that this ratio should generally be no greater than 3 to 1. While the NAIC provides this general guideline, rating agencies often require a more conservative ratio to maintain strong or superior ratings.

(dollars in thousands)	Year Ended December 31,				
	2022	2021	2020	2019	2018
Statutory net premiums written	$ 1,241,536	$ 1,057,533	$ 892,088	$ 860,337	$ 823,175
Policyholders' surplus	1,407,925	1,240,649	1,121,592	1,029,671	829,775
Ratio	0.9 to 1	0.9 to 1	0.8 to 1	0.8 to 1	1.0 to 1

COMBINED RATIO AND STATUTORY COMBINED RATIO

Our underwriting experience is best indicated by our combined ratio, which is the sum of (a) the ratio of incurred losses and settlement expenses to net premiums earned (loss ratio) and (b) the ratio of policy acquisition costs and other operating expenses to net premiums earned (expense ratio). The difference between the combined ratio and 100 reflects the per dollar rate of underwriting income or loss, with ratios below 100 indicating underwriting profit and ratios above 100 indicating underwriting loss.

	Year Ended December 31,				
	2022	2021	2020	2019	2018
Loss ratio	44.9	46.5	51.2	49.3	54.1
Expense ratio	39.5	40.3	40.8	42.6	40.6
Combined ratio	84.4	86.8	92.0	91.9	94.7

We also calculate the statutory combined ratio, which is not indicative of underwriting income due to accounting for policy acquisition costs differently for statutory accounting purposes. The statutory combined ratio is the sum of (a) the ratio of statutory loss and settlement expenses incurred to statutory net premiums earned (loss ratio) and (b) the ratio of statutory policy acquisition costs and other underwriting expenses to statutory net premiums written (expense ratio).

Statutory	Year Ended December 31,				
	2022	2021	2020	2019	2018
Statutory loss ratio	44.9	46.5	51.0	49.3	54.1
Statutory expense ratio	38.3	38.8	40.8	41.8	39.9
Statutory combined ratio	83.2	85.3	91.8	91.1	94.0
P&C industry combined ratio	107.4 *	99.7 **	98.8 **	98.9 **	99.2 **

* Source: Conning (2022). *Property-Casualty Forecast & Analysis: By Line of Insurance, Fourth Quarter 2022.* Estimated for the year ended December 31, 2022.

** Source: AM Best (2022). *Aggregate & Averages – Property/Casualty, United States & Canada.* 2018 – 2021.

INVESTMENTS

Our investment portfolio serves as a resource for loss payments and secondarily as a source of income to support operations. Our investment strategy is based on preservation of capital as the first priority, with a secondary focus on growing book value through total return. Investments of the highest quality and marketability are critical for preserving our claims-paying ability. In addition, we have a diversified investment portfolio that distributes credit risk across many issuers and an investment policy that limits aggregate credit exposure. Despite periodic fluctuations in market value, our equity portfolio is part of a long-term asset allocation strategy and has contributed significantly to our growth in book value over time. Our portfolio does not contain derivatives.

Investment portfolios are managed both internally and externally by experienced portfolio managers. We follow an investment policy that is reviewed quarterly and revised periodically, with oversight conducted by our senior officers and board of directors.

Our investments include fixed income debt securities, common stock equity securities, exchange traded funds (ETFs) and a small number of limited partnership interests. The fixed income portfolio was 82 percent of the total portfolio, up 6 percent from the prior year, while the equity allocation was 15 percent of the overall portfolio, down 4 percent from the previous year. Other invested assets represented 1 percent of the total portfolio and include investments in low-income housing tax credit partnerships, membership stock in the Federal Home Loan Bank of Chicago and investments in private funds. The remaining 2 percent was made up of cash and short-term investments. As of December 31, 2022, 81 percent of the fixed income portfolio was rated A or better and 61 percent was rated AA or better.

We classify all of the securities in our fixed income portfolio as available-for-sale, which are carried at fair value. Beyond available operating cash flow, the portfolio provides an additional source of liquidity and can be used to address potential future changes in our asset/liability structure. Aggregate maturities for the fixed income portfolio as of December 31, 2022, are as follows:

(in thousands)	Amortized Cost		Fair Value	
Due in one year or less	$	332,951	$	331,761
Due after one year through five years		916,676		873,530
Due after five years through 10 years		522,104		474,025
Due after 10 years		523,729		415,092
ABS/CMBS/MBS*		649,813		572,542
Total available-for-sale	$	2,945,273	$	2,666,950

* Asset-backed, commercial mortgage-backed and mortgage-backed securities

We had cash and fixed income securities maturing within one year of $390.9 million at year-end 2022. This total represented 12 percent of cash and investments, compared to 5 percent at year-end 2021.

REGULATION

STATE REGULATION

As an insurance holding company, we and our insurance company subsidiaries, are subject to regulation by the states and territories in which the insurance subsidiaries are domiciled or transact business. Registration in each insurer's state of domicile requires periodic reporting to such state's insurance regulatory authority of the financial, operational and management information regarding the insurers within the holding company system. All transactions within a holding company system affecting insurers must have fair and reasonable terms, and the insurers' policyholders' surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to and, in some cases, consent from regulators is required prior to the completion of certain transactions affecting insurance company subsidiaries of the holding company system. Each state and territory individually regulates the insurance operations of both insurance companies and insurance agents/brokers. Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other investors.

The primary focus of state regulation of insurance companies is financial solvency and market conduct practices. Regulations designed to ensure the financial solvency of insurers are enforced by various filing, reporting and examination requirements. Marketplace oversight is conducted by monitoring and periodically examining trade practices, approving policy forms, licensing agents and brokers and requiring the filing and, in some cases, approval of premiums and commission rates to ensure they are fair and adequate.

Because our insurance company subsidiaries operate in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam, we must comply with the individual insurance laws, regulations, rules and case law of each state and territory, including those regulating the filing of insurance rates and forms. Each of our three insurance company subsidiaries are domiciled in Illinois, with the Illinois Department of Insurance (IDOI) as its principal insurance regulator. Changes to the state insurance regulatory requirements are frequent, including changes caused by state legislation, regulations by the state insurance departments and court rulings.

As a holding company, the amount of dividends we are able to pay depends upon the funds available for distribution, including dividends or distributions from our subsidiaries. The Illinois insurance laws applicable to our insurance company subsidiaries impose certain restrictions on their ability to pay dividends. The Illinois insurance holding company laws require that ordinary dividends paid by an insurance company be reported to the IDOI prior to payment of the dividend, and that extraordinary dividends may not be paid without such regulator's prior approval (or the absence of disapproval). The IDOI has broad authority to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments would be permitted.

Illinois has adopted the Amended Holding Company Model Act, which imposes reporting obligations on parents and other affiliates of licensed insurers or reinsurers, with the purpose of protecting the licensed companies from enterprise risk. The Amended Holding Company Model Act requires the ultimate controlling person (in our case RLI Corp.) to file an annual enterprise risk report identifying the material risks within the insurance holding company system that could pose enterprise risk to the licensed companies. An enterprise risk is generally defined as an activity or event involving affiliates of an insurer that could have a material adverse effect on the insurer or the insurer's holding company system. We report on these risks on an annual basis and are in compliance with this law.

Illinois has adopted the Own Risk and Solvency Assessment (ORSA) model act. ORSA is applicable to Illinois domiciled insurance companies that meet certain size requirements, including ours. The ORSA program is a key component of an insurance company's overall enterprise risk management (ERM) framework, and is the process by which organizations identify, measure, monitor and manage key risks affecting the entire enterprise. The Company files an ORSA summary report with the IDOI each year, which includes an internal identification, description and assessment of the risks associated with our business plan and the sufficiency of capital resources to support those risks.

The NAIC uses a risk-based capital (RBC) model to monitor and regulate the solvency of licensed property and casualty insurance companies. Illinois has adopted a version of the NAIC's model law. The RBC calculation is used to measure an insurer's capital adequacy with respect to: the risk characteristics of the insurer's premiums written and unpaid losses and loss adjustment expenses, rate of growth and quality of assets, among other measures. Depending on the results of the RBC calculation, insurers may be subject to varying degrees of regulatory action. RBC is calculated annually by insurers, as of December 31 of each year. As of December 31, 2022, each of our insurance company subsidiaries had RBC levels significantly in excess of the company action level RBC, defined as being 200 percent of the authorized control level RBC, which would prompt corrective action under Illinois law. RLI Ins., our principal insurance company subsidiary, had an authorized control level RBC of $249.7 million compared to actual statutory capital and surplus of $1.4 billion as of December 31, 2022, resulting in statutory capital that is more than five times the authorized control level. The calculation of RBC requires certain judgments to be made, and, accordingly, each of our insurance company subsidiaries' current RBC may be greater or less than the RBC calculated as of any date of determination. In addition, in 2022, the Illinois Department of Insurance amended its regulations by adopting the NAIC's Group Capital Standards. This new Group Capital calculation will expand our existing RBC calculations to include (i) capital requirements for other regulated entities in the RLI Group, and (ii) defined capital calculations for other RLI Group entities that are unregulated. We expect our Group Capital calculation to be well over any regulatory minimum threshold.

Each of our insurance company subsidiaries is required to file detailed annual reports, including financial statements, in accordance with prescribed statutory accounting rules, with regulatory officials in the jurisdictions in which they conduct business. The quarterly and annual financial reports filed with the states utilize statutory accounting principles (SAP) that are different from generally accepted accounting principles in the United States of America (GAAP). As a basis of accounting, SAP was developed to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with assuring an insurer's ability to pay all its current and future obligations to policyholders.

As part of their routine regulatory oversight process, state insurance departments conduct periodic detailed examinations, generally once every three to five years, of the books, records, accounts and operations of insurance companies that are domiciled in their states. Examinations are generally carried out in cooperation with the insurance departments of other, non-domiciliary states under guidelines promulgated by the NAIC. The most recent examination report of our insurance company subsidiaries completed by the IDOI was issued on November 27, 2018, for the five-year period ending December 31, 2017. The examination report is available to the public. An exam for the five-year period ending December 31, 2022 will be conducted in 2023.

Each of our insurance company subsidiaries is subject to Illinois laws and regulations that impose restrictions on the amount and type of investments our insurance company subsidiaries may have. Such laws and regulations generally require diversification of the insurer's investment portfolio and limit the amounts of investments in certain asset categories, such as below investment grade fixed income securities, real estate-related equity, other equity investments and derivatives. Failure to comply with these laws and regulations would generally cause investments that exceed regulatory limitations to be treated as non-admitted assets for measuring statutory surplus and, in some instances, could require the divestiture of such non-qualifying investments.

Many jurisdictions have laws and regulations that limit an insurer's ability to withdraw from a particular market. For example, states may limit an insurer's ability to cancel or non-renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a withdrawal plan that may lead to marketplace disruption. Laws and regulations that limit cancellation and non-renewal, and that subject program withdrawals to prior approval requirements, may restrict our ability to exit unprofitable marketplaces in a timely manner.

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by qualified policyholders of insurance companies that become insolvent. Depending upon state law, licensed insurers can be assessed a small percentage of the annual premiums written for the relevant lines of insurance in that state to contribute to paying the claims of insolvent insurers. These assessments may increase or decrease in the future, depending upon the rate of insurance company insolvencies. In some states, these assessments may be wholly or partially recovered through policy fees paid by insureds. We cannot predict the amount and timing of future assessments. Therefore, the liabilities we have currently established for these potential assessments may not be adequate and an assessment may materially impact our financial condition.

In addition, the insurance holding company laws require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled, or in some cases, having such substantial business that it is deemed to be commercially domiciled in that state. "Control" is generally presumed to exist through the ownership of 10 percent or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require pre-notification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of our insurance company subsidiaries, including a change of control of RLI Ins., would generally require the party acquiring control to obtain the prior approval by the insurance departments of the insurance company subsidiaries' state of domicile (Illinois) or commercial domicile, if applicable. It may also require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in a material delay of, or deter, any such transaction.

In light of the number and severity of U.S. company data breaches, a number of states have enacted new insurance laws that require certain regulated entities to implement and maintain comprehensive information security programs to safeguard the personal information of insureds. In 2017, the New York State Department of Financial Services (NYDFS) enacted a cybersecurity regulation. This regulation requires banks, insurance companies and other financial services institutions regulated by the NYDFS to establish and maintain a cybersecurity program "designed to protect consumers and ensure the safety and soundness of New York State's financial services industry." We have implemented the requirements of the regulation and are in compliance with it.

The NAIC adopted the Insurer Climate Risk Disclosure Data Survey to provide regulators with information about the assessment of risks posed by climate change to insurers and the actions insurers are taking in response to their understanding of climate change risks. In 2022, the Company provided responses for reporting year 2021 which may be accessed on the California Department of Insurance's website.

The rates, policy terms and conditions of reinsurance agreements generally are not subject to regulation by any regulatory authority. However, the ability of a ceding insurer to take credit for the reinsurance purchased from reinsurance companies is a significant component of reinsurance regulation. Typically, a ceding insurer will only enter into a reinsurance agreement if it can obtain credit against its reserves on its statutory basis financial statements for the reinsurance ceded to the reinsurer. With respect to U.S. domiciled ceding companies, credit is usually granted when the reinsurer is licensed, accredited or certified in the state where the ceding company is domiciled. States also generally permit ceding insurers to take credit for reinsurance if the reinsurer is: (1) domiciled in a state with a credit for reinsurance law that is substantially similar to the credit for reinsurance law in the primary insurer's state of domicile and (2) meets certain financial requirements. Credit for reinsurance purchased from a reinsurer that does not meet the foregoing conditions is generally allowed to the extent that such reinsurer secures its obligations with qualified collateral.

Insurers are also subject to state laws regulating claim handling practices. The NAIC created a model unfair claims practices law which most states have fully or partially adopted. These laws and regulations set the standards by which insurers must investigate and resolve claims; however, a private cause of action for violation is not available to claimants. These laws typically prohibit: (1) misrepresentation of policy provisions, (2) failing to adopt and act promptly when claims are presented and (3) refusing to pay claims without an investigation. Market conduct examinations or insurance regulator investigations may be prompted through annual reviews or excessive numbers of complaints against an insurer. After an investigation or market conduct review by an insurance regulator, insurers found to be in violation of these laws and regulations face potential fines, cease and desist orders, remediation orders or loss of authority to write business in the particular state.

FEDERAL LEGISLATION AND REGULATION

The U.S. insurance industry is not currently subject to any significant federal regulation related to the business of insurance and instead is regulated principally at the state level. The Company is subject to a number of federal regulatory requirements related to securities, employment practices, qualified employee benefits plans and financial disclosures, among others.

As part of the passage of the Terrorism Risk Insurance Program Reauthorization Act (TRIPRA) in January 2015, the National Association of Registered Agents and Brokers (NARAB) was established by federal law, which was expected to streamline insurance agent/broker licensing. There has been little progress in implementing the provisions of NARAB to date.

Other federal laws and regulations apply to many aspects of our company and its business operations. This federal regulation includes, without limitation, laws affecting privacy and data security and credit reporting — examples of which include the Gramm-Leach-Bliley Act, Fair Credit Reporting Act and Fair and Accurate Credit Transactions Act. It also includes international economic and trade sanctions — examples of which include the Office of Foreign Asset Control (OFAC) and the Iran Threat Reduction and Syrian Human Rights Act (ITR/SHR). ITR/SHR generally prohibits U.S. companies from engaging in certain transactions with the government of Iran or certain Iranian businesses, including the provision of insurance or reinsurance. Under ITR/SHR, we must disclose whether RLI Corp. or any of its affiliates knowingly engaged in certain specified activities identified in that law. For the year 2022, neither RLI Corp. nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act, as required by the ITR/SHR.

LICENSES AND TRADEMARKS

We hold a U.S. federal service mark registration of our corporate name "RLI" and several other company service marks and trademarks with the U.S. Patent and Trademark Office. Such registrations protect our intellectual property nationwide from deceptively similar use. The duration of these registrations is 10 years, unless renewed. We monitor our trademarks and service marks and protect them from unauthorized use as necessary.

HUMAN CAPITAL

RLI is a specialty underwriting company whose achievement emanates from our entrepreneurial, ownership culture. We strive to hire top underwriting and claim talent, who work closely with our customers throughout the United States. Compensation plans are designed to reward profitability and shareholder value creation to better align compensation with the longer-term nature of insurance products and stakeholder expectations. Underwriters have the resources and authority to operate within established underwriting guidelines and share in the rewards when they succeed. We solicit employee feedback to help ensure employees are engaged, feel valued and are contributing to our success.

As of December 31, 2022, the Company employed 1,001 associates throughout the United States and the average employee tenure was 9.2 years. We prefer to utilize our own underwriting, claims and support staff, given the complex nature of our products.

The niche markets we operate within require unique experience and deep knowledge to select appropriate risks and serve our customers. Ensuring a seamless transfer of knowledge as employees retire and developing newer talent continues to be a focus of the Company. We enable employees to maintain and expand their industry knowledge and technical expertise through education and training, as well as through memberships in industry and trade associations. We leverage the services of a limited number of third-party contractors when it is difficult to hire employees that address a needed skill set outside of our core insurance functions or when efficiencies can be gained.

Human Capital Oversight

At the Board of Directors level, oversight of human capital is provided by the Human Capital and Compensation Committee (HCCC). Executive oversight for human capital is provided by the Company's Vice President of Human Resources, who reports to the President & CEO. Key responsibilities of the Vice President of Human Resources include providing effective programs related to staffing and succession planning, employee recruiting and development, compensation and benefits, and compliance, which are monitored by the HCCC.

Compensation and Benefits

We compensate employees through a competitive compensation (Total Rewards) program that includes a base salary or hourly wage, annual incentives for all full-time employees, long-term incentives for management, retirement benefits, as well as health, disability and life insurance. We utilize various information sources, including local, regional and national compensation surveys, to establish competitive pay targets for each position in the company to ensure our Total Rewards program attracts and retains a talented workforce.

An important element of the Total Rewards program is to promote alignment of employee and shareholder interests, which is achieved through the Company's Employee Stock Ownership Plan (ESOP) and long-term incentive plan (LTIP). The ESOP is a qualified retirement plan that provides shares of RLI Corp. stock to employees based on the profitability of the Company, while management is granted stock options and restricted stock units through the LTIP. Management, at the level of vice president and above, is subject to stock ownership guidelines requiring them to hold Company shares valued at a multiple of their base salary, depending on their role. As of December 31, 2022, 9 percent of RLI Corp. shares were owned by insiders.

Diversity and Inclusion

We strive to cultivate an exceptional workforce to perpetuate our ownership culture, deliver excellent customer service and continue to achieve superior business results. Our goal is to attract, develop and retain the best talent from diverse backgrounds, while promoting a culture where different viewpoints are valued and individuals feel respected, are treated fairly and have an opportunity to excel in their chosen careers.

FORWARD LOOKING STATEMENTS

Forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to our current expectations, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by the Company. These forward looking statements generally include words such as "expect," "predict," "estimate," "will," "should," "anticipate," "believe" and similar expressions. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance and reinsurance industries, claims development and the impact thereof on our loss reserves, the adequacy and financial security of our reinsurance programs, developments in the securities market and the impact on our investment portfolio, regulatory changes and conditions and other factors and are subject to various risks, uncertainties and other factors, including, without limitation those set forth below in "Item 1A Risk Factors." Actual results could differ materially from those expressed in, or implied by, these forward looking statements. We assume no obligation to update any such statements. You should review the various risks, uncertainties and other factors listed from time to time in our Securities and Exchange Commission filings.

Item 1A. Risk Factors

Insurance Industry

Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry, which may cause the price of our securities to be volatile.

The results of operations of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

- Competitive pressures impacting our ability to write new business or retain existing business at an adequate rate,

- Rising levels of loss costs that we cannot anticipate at the time we price our coverages, including inflation in cost of materials, delays that cause increased business interruption losses and social inflation, as influenced by higher jury verdicts,

- Volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes, terrorist attacks or significant price changes of the commodities we insure,

- Changes in the availability and level of reinsurance capacity,

- Changes in the amount of losses resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers' liabilities and

- The ability of our underwriters to accurately select and price risk and our claim personnel to appropriately deliver fair outcomes.

In addition, the demand for property and casualty insurance, both admitted and excess and surplus lines, can vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases, causing our revenues to fluctuate. These fluctuations in results of operations and revenues may not reflect long-term results and may cause the price of our securities to be volatile.

A significant percentage of our premium revenues are sold through a few brokers and carrier partners and a loss of business provided by any of them could adversely affect us.

We market our insurance products through brokers, agents and carrier partners. Accordingly, our business is dependent on the willingness of these agents, brokers and carrier partners to recommend our products to their customers, who may also promote and distribute the products of our competitors. Loss of all or a substantial portion of the business written through these parties could have a material adverse effect on our business.

Our business is concentrated in several key states and a change in our business in one of those states could disproportionately affect our financial condition or results of operations.

Although we operate in all 50 states, 53 percent of our direct premiums earned were generated in four states in 2022: California – 17 percent; Florida – 14 percent; New York – 11 percent; and Texas – 11 percent. An interruption in our operations, or a negative change in the business environment, insurance market or regulatory environment in one or more of these states could have a disproportionate effect on our business and direct premiums earned.

We compete with a large number of companies in the insurance industry to underwrite premium and their actions could ultimately impact our overall results.

We compete with a large number of other companies in our selected lines of business. We are vulnerable to the actions of other companies who may seek to write business without the appropriate regard for risk and profitability, especially during periods of intense competition for premium. During these times, it is very difficult to grow or maintain premium volume without sacrificing underwriting discipline and income.

We face competition from specialty insurance companies, underwriting agencies and intermediaries, as well as diversified financial services companies that are significantly larger than we are, and that have significantly greater financial, marketing, management and other resources. We may also face competition from new sources of capital such as institutional investors seeking access to the insurance market, sometimes referred to as alternative capital, which may depress pricing or limit our opportunities to write business. Some of these competitors also have stronger brand awareness than we do. We may incur increased costs in competing for premium. If we are unable to compete effectively in the markets we operate in or are not successful in expanding our operations into new markets, the amount of premium we write may decline, as well as overall business results.

A number of new, proposed or potential legislative or industry developments could further increase competition in our industry, including:

- An increase in capital-raising by companies in our lines of business, which could result in new entrants to our markets and an excess of capital in the industry,

- The deregulation of commercial insurance lines in certain states and the possibility of federal regulatory reform of the insurance industry, which could increase competition from standard carriers for our excess and surplus lines of insurance business,

- Programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative market types of coverage,

- Changing practices, which may lead to greater competition in the insurance business and

- The emergence of Insurtech companies and the development of new technologies, which may lead to disruption of current business models and the insurance value chain.

New competition from these developments could cause the supply and/or demand for insurance or reinsurance to change, which could affect our ability to price our coverages at attractive rates and thereby adversely affect our underwriting results.

A downgrade in our ratings from AM Best, Standard & Poor's or Moody's could negatively affect our business.

Financial strength ratings are an important factor in establishing the competitive position of insurance companies. Our insurance companies are rated for overall financial strength by AM Best, Standard & Poor's and Moody's. AM Best, Standard & Poor's and Moody's ratings are independent opinions of an insurer's financial strength and ability to meet ongoing insurance policy and contract obligations, based on a comprehensive quantitative and qualitative analysis of balance sheet strength, operating performance, business profile and enterprise risk management. These financial strength ratings are based on factors relevant to policyholders, agents, insurance brokers and intermediaries and are not specifically related to securities issued by the company. The view of required capital may differ between rating agencies, as well as from RLI Corp.'s own view of desired capital. Our ratings are subject to periodic review by such firms, and the criteria used in the rating methodologies is subject to change. As such, we cannot assure we will continue to maintain of our current ratings.

All of our ratings were reviewed during 2022. AM Best reaffirmed its A+, Superior rating for the combined entity of RLI Ins., Mt. Hawley and CBIC (group-rated). Standard & Poor's reaffirmed our rating for the group of RLI Ins. and Mt. Hawley of A. Moody's reaffirmed our group rating of A2 for RLI Ins. and Mt. Hawley. If our ratings are significantly reduced from their current levels by AM Best, Standard & Poor's or Moody's, our competitive position in the industry, and therefore our business, could be adversely affected. A significant downgrade could result in a substantial loss of business, as policyholders might move to other companies with greater financial strength ratings.

We are subject to extensive governmental regulation, which may adversely affect our ability to achieve our business objectives. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition, results of operations and reputation.

Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other stakeholders. These regulations, generally administered by a department of insurance in each state and territory in which we do business, relate to, among other things:

- Approval of policy forms and premium rates,

- Standards of solvency, including risk-based capital measurements,

- Licensing of insurers and their producers,

- Restrictions on agreements with our large revenue-producing agents,

- Cancellation and non-renewal of policies,

- Restrictions on the nature, quality and concentration of investments,

- Restrictions on the ability of our insurance company subsidiaries to pay dividends to the Company,

- Restrictions on transactions between insurance company subsidiaries and their affiliates,

- Restrictions on the size of risks insurable under a single policy,

- Requiring deposits for the benefit of policyholders,

- Requiring certain methods of accounting,

- Periodic examinations of our operations and finances,

- Prescribing the form and content of records of financial condition required to be filed and

- Requiring reserves for unearned premium, losses and other purposes.

These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could initiate investigations or other proceedings, fine the Company, preclude or temporarily suspend the Company from carrying on some or all of its activities or otherwise penalize the Company. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business as currently conducted.

In addition to regulations specific to the insurance industry, including the insurance laws of our principal state regulator (Illinois), as a public company we are also subject to the rules and regulations of the U.S. Securities and Exchange Commission and the New York Stock Exchange (NYSE), each of which regulate many areas such as financial and business disclosures, corporate governance and shareholder matters. We are also subject to the corporation laws of Delaware, where we are incorporated. At the federal level, among other laws, we are subject to the Sarbanes-Oxley Act and the Dodd-Frank Act, each of which regulate corporate governance, executive compensation and other areas, as well as laws relating to federal trade restrictions, privacy/data security and terrorism risk insurance laws. We monitor these laws, regulations and rules on an ongoing basis to ensure compliance and make appropriate changes as necessary. Implementing such changes may require adjustments to our business methods, increases to our costs and other changes that could cause the Company to be less competitive in the industry.

Our loss reserves are based on estimates and may be inadequate to cover our actual insured losses, which would negatively impact our profitability.

Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the related loss adjustment expenses. Loss reserves are estimates of the ultimate cost of claims and do not represent an exact calculation of liability. These estimates are based on historical information and on estimates of future trends that may affect the frequency and severity of claims that may be reported in the future.

Estimating loss reserves is a difficult, complex and inherently uncertain process involving many variables and subjective judgments. Changes in industry practices, and in legal, legislative, regulatory, judicial, social and other conditions under which we operate may require us to pay claims we did not intend to cover when we wrote the policies. These changes may serve to extend the time for making claims, extend coverage and increase damages. These changes may not become apparent until after we have issued policies or bonds that are affected by the changes and, consequently, we may not know the extent of our liability and the impact to our financial performance until many years after a policy or bond was issued. The effects of these and other coverage issues are difficult to predict and could have a materially adverse effect on our financial performance.

As part of the reserving process, we review historical data and consider the impact of various factors such as:

- Loss emergence and cedant reporting patterns,

- Underlying policy terms and conditions,

- Business and exposure mix,

- Emerging coverage issues,

- Trends in claim frequency and severity,

- Changes in operations,

- Emerging economic and social trends,

- State reviver statutes that permit claims after a statute of limitation has expired,

- Court closures or increased time-to-trial,

- Inflation in amounts awarded by courts and juries and

- Changes in the regulatory and litigation environments.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. It also assumes adequate historical or other data exists upon which to make these judgments. For more information on the estimates used in the establishment of loss reserves, see the Loss and Settlement Expenses section of our Critical Accounting Policies contained within Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations. However, there is no precise method for evaluating the impact of any specific factor on the adequacy of reserves and actual results are likely to differ from original estimates. If the actual amount of insured losses is greater than the amount we have reserved for these losses, our profitability could suffer.

Catastrophic losses are unpredictable and could cause the Company to suffer material financial losses.

Our insurance coverages include exposure to catastrophic events, particularly earthquakes on the West Coast and hurricanes and tropical storms affecting the continental U.S. or Hawaii. Weather-related catastrophes may include meteorological events such as hurricanes, severe convective storms and winter weather; and climatological events such as drought, wildfires and heatwaves. In addition, catastrophe losses can occur from events such as lava flows in Hawaii and terrorist events in the U.S.

The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured values in the area affected by the event and the severity of the event. Most catastrophes are restricted to fairly specific geographic areas. However, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. It is possible that a catastrophic event or multiple catastrophic events could cause the Company to suffer material financial losses. In addition, catastrophe claim costs may be higher than we originally estimate and could cause substantial volatility in our financial results for any fiscal quarter or year.

We use models to help assess exposure to catastrophic events against established thresholds. Models include underlying assumptions based on a limited set of actual events and cannot contemplate all possible catastrophe scenarios. The losses we might incur from an actual catastrophe could be higher than our expectation of losses generated from modeled catastrophe scenarios, which could have a materially adverse effect on our results of operations and financial condition. To address uncertainty related to catastrophe models, we also monitor against thresholds using non-modeled scenarios.

Changing climate and weather conditions may adversely affect our financial condition or profitability.

Climate change is a complex and evolving issue and we cannot predict the cumulative impact it may have on our results of operations or financial condition at this time. The effects on the Company could include:

- Changes in the frequency, severity and location of weather-related catastrophes, which may result in higher levels of losses,

- Additional uncertainty in third party catastrophe models, which could impair our ability to assess exposure and adequately price the catastrophe risks we insure,

- Flooding of coastal property, resulting from rising sea levels, making certain geographic areas uninhabitable, reducing demand for insurance products we offer in those areas,

- Increased losses from weather-related catastrophes may make it more difficult to obtain reinsurance at desired levels, or more expensive to acquire reinsurance coverage, which may reduce the amount of business we write and the revenues we generate,

- A transition from carbon-based energy to other sources of energy may decrease demand for insurance coverage we provide to the industries that produce or use carbon-based energy, decrease the availability of reinsurance available for coverages we provide for those industries, or increase claims and losses related to those industries, any of which could affect our profitability,

- Changes in legislation, regulation and court decisions could increase our compliance costs, impose liability on policyholders that we did not contemplate when we underwrote policies, or limit our ability to sell insurance coverage to certain policyholders and

- Losses on our invested assets that could have a material adverse impact on our results of operations and financial condition.

Our reinsurers may not pay on losses in a timely fashion, or at all, which may increase our costs and have an adverse effect on our business.

We purchase reinsurance to transfer part of the risk we have assumed (known as ceding) to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to the Company to the extent the risk is transferred or ceded to the reinsurer, it does not relieve the Company (the reinsured) of its liability to its policyholders. Accordingly, we bear credit risk with respect to our reinsurers. That is, our reinsurers may not pay claims made by the Company on a timely basis, or they may not pay some or all of these claims for a variety of reasons. Either of these events would increase our costs and could have a material adverse effect on our business.

If we cannot obtain adequate reinsurance protection for the risks we have underwritten or at prices we deem acceptable, we may be exposed to greater losses from these risks or we may reduce the amount of business we underwrite, which would reduce our revenues.

Market conditions beyond our control determine the availability and cost of the reinsurance protection that we purchase. In addition, the historical results of reinsurance programs and the availability of capital also affect the availability of reinsurance. Our reinsurance agreements are generally subject to annual renewal. We cannot be sure that we can maintain our current reinsurance protection, obtain other reinsurance facilities in adequate amounts and at favorable rates, or diversify our exposure among an adequate number of high-quality reinsurance partners. If we are unable to renew our expiring facilities or obtain new reinsurance facilities on terms we deem acceptable, either our net loss exposures would increase, which could increase the volatility of our results, or we would have to reduce the level of our underwriting commitments when possible, which would reduce our revenues. Many of the bonds we issue, particularly in the energy sector, are non-cancelable and may expose the Company to greater losses, should the surety reinsurance coverage we are able to secure be reduced or become unavailable.

Financial and Investment

Adverse changes in the economy could lower the demand for our insurance products and could have an adverse effect on the revenue and profitability of our operations.

Factors such as business revenue, construction spending, government spending, the volatility and strength of the capital markets and inflation can all affect the business and economic environment. These same factors affect our ability to generate revenue and profits. Insurance premiums in our markets are heavily dependent on our customer revenues, payroll, value of goods transported, miles traveled and number of new projects initiated. In an economic downturn characterized by higher unemployment, declines in construction spending and reduced corporate revenues, the demand for insurance products is adversely affected. Adverse changes in the economy may lead our customers to have less need or desire for insurance coverage, to cancel existing insurance policies, to modify coverage or to not renew with the Company, all of which affect our ability to generate revenue. In addition, as approximately a third of our business relates to the construction industry, our results of operations could be significantly impacted in an economic downturn if the construction industry is affected disproportionally.

Access to capital and market liquidity may adversely affect our ability to take advantage of business opportunities as they arise.

Our ability to grow our business depends, in part, on our ability to access capital when needed. We cannot predict capital market liquidity or the availability of capital. We also cannot predict the extent and duration of future economic and market disruptions, the impact of government interventions into the market to address these disruptions and their combined impact on our industry, business and investment portfolios. If our company needs capital but cannot raise it, our business and future growth could be adversely affected.

We are an insurance holding company and therefore may not be able to receive adequate or timely dividends from our insurance subsidiaries.

RLI Corp. is the holding company for our three insurance operating companies. At the holding company level, our principal assets are the shares of capital stock of our insurance company subsidiaries. We rely largely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt, corporate expenses and dividends to RLI Corp. shareholders. Dividend payments to RLI Corp. from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the IDOI. As a result, we may not be able to receive dividends from such subsidiary at times and in amounts necessary to pay RLI Corp. obligations and desired dividends to shareholders. Ordinary dividends, which may be paid by our principal insurance subsidiary without prior regulatory approval, are subject to certain limitations based upon income, surplus and earned surplus. The maximum ordinary dividend distribution from our principal insurance subsidiary in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus as of December 31 of the preceding year, or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Ordinary dividends are further restricted by the requirement that they be paid from earned surplus. Any dividend distribution in excess of the ordinary dividend limits is deemed extraordinary and requires prior approval (or non-disapproval) from the IDOI. Because the limitations are based upon a rolling 12-month period, the presence, amount and impact of these restrictions vary over time.

We may not be able to, or might not choose to, continue paying dividends on our common stock.

We have a history of paying regular, quarterly dividends and in recent years have paid special dividends. Any determination to pay either type of dividend to our stockholders in the future will be at the discretion of our board of directors and will depend on our results of operations, financial condition and other factors deemed relevant by our board of directors. Our ability to pay dividends depends largely on our subsidiaries' earnings and operating capital requirements, and is subject to the regulatory, contractual and other constraints of our subsidiaries, including the effect of any such dividends or distributions on the AM Best rating or other ratings of our insurance subsidiaries. In addition, we may choose to retain capital to support growth or further mitigate risk, instead of returning excess capital to our shareholders.

Our investment results and, therefore, our financial condition may be impacted by changes in the business, financial condition or operating results of the entities in which we invest, as well as changes in interest rates, government monetary policies, general economic conditions, liquidity and overall market conditions.

We invest the premiums we receive from customers until they are needed to pay expenses or policyholder claims. Funds remaining after paying expenses and claims remain invested and are included in retained earnings. The value of our investment portfolio can fluctuate as a result of changes in the business, financial condition or operating results of the entities in which we invest. In addition, fluctuations can result from changes in interest rates, credit risk, government monetary policies, liquidity of holdings and general economic conditions. The equity portfolio will fluctuate with movements in the overall stock market. While the equity portfolio has been constructed to have lower downside risk than the market, the portfolio is positively correlated with movements in domestic stocks. The bond portfolio is affected by interest rate changes and movement in credit spreads. We attempt to mitigate our interest rate and credit risks by constructing a well-diversified portfolio of high-quality securities with varied maturities. These fluctuations may negatively impact our financial condition.

Operational

Our success will depend on our ability to maintain and enhance effective operating procedures and manage risks on an enterprise-wide basis.

Operational risk and losses can result from, among other things, fraud, errors, failure to document transactions properly, failure to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures or external events. We continue to enhance our operating procedures and internal controls to effectively support our business and our regulatory and reporting requirements. The NAIC and state legislatures have increased their focus on risks within an insurer's holding company system that may pose enterprise risk to insurers. The Illinois legislature has adopted the Risk Management and Own Risk and Solvency Assessment (ORSA) Law, which requires domestic insurers to maintain a risk management framework and establishes a legal requirement for domestic insurers to conduct an ORSA in accordance with the NAIC's ORSA Guidance Manual. The ORSA Law also provides that, no less than annually, an insurer must submit an ORSA summary report. Under the Illinois insurance holding company laws, on an annual basis, we are also required to file an enterprise risk report with the IDOI, which is intended to identify the material risks within our insurance holding company system that could pose enterprise risk to our insurance company subsidiaries. We operate within an enterprise risk management (ERM) framework designed to assess and monitor our risks. However, assurance that we can effectively review and monitor all risks or that all of our employees will operate within the ERM framework cannot be guaranteed. Assurances that our ERM framework will result in the Company accurately identifying all risks and accurately limiting our exposures based on our assessments also cannot be guaranteed.

We may not be able to effectively start up or integrate new product opportunities.

Our ability to grow our business depends, in part, on our creation, implementation or acquisition of new insurance products that are profitable and fit within our business model. Our ability to grow profitably requires that we identify market opportunities, which may include acquisitions, and that we attract and retain underwriting and claims expertise to support that growth. New product launches, as well as resources to integrate business acquisitions are subject to many obstacles, including ensuring we have sufficient business and systems processes, determining appropriate pricing, obtaining reinsurance, assessing opportunity costs and regulatory burdens and planning for internal infrastructure needs. If we cannot effectively or accurately assess and overcome these obstacles, or we improperly implement new insurance products, our ability to grow profitably could be impaired.

We may be unable to attract and retain qualified key employees.

We depend on our ability to attract and retain experienced underwriting and claim talent, who have deep knowledge of the niche business we write, and other skilled employees. If we cannot attract or retain top-performing executive officers, underwriters and other employees, the quality of their performance decreases or we fail to implement succession plans for our key employees, we may be unable to maintain our current competitive position in the markets in which we operate or expand our operations into new markets.

We rely on third-party vendors for a number of key components of our business.

We contract with a number of third-party vendors to support our business. For example, we have license agreements for software that we use to model natural catastrophes, process claims, and manage policies, producers and financial processes. The vendors range from large national companies, who are dominant in their area of expertise and would be difficult to quickly replace, to smaller or start-up vendors with leading technology, but with shorter operating histories and fewer financial resources. Failures of certain vendors to provide services could adversely affect our ability to deliver products and services to our customers, disrupting our business and causing the Company to incur significant expense. If one or more of our vendors fail to protect personal information of our customers, claimants or employees, we may incur operational impairments, or could be exposed to litigation, compliance costs or reputational damage. We maintain a vendor management program to establish procurement policies and to monitor vendor risk, including the security and stability of our critical vendors.

Any significant interruption in the operation of our facilities, systems and business functions could adversely affect our financial condition and results of operations.

We rely on multiple computer systems to interact with producers and customers, issue policies, pay claims, run modeling functions, assess insurance risks and complete various important internal processes including accounting and bookkeeping. Our business is highly dependent on our ability to access these systems to perform necessary business functions. Additionally, some of these systems may include or rely upon third-party systems not located on our premises. Any of these systems may be exposed to unplanned interruption, unreliability or intrusion from a variety of causes, including among others, storms and other natural disasters, terrorist attacks, utility outages or complications encountered as existing systems are replaced or upgraded.

Any such issues could materially impact our company, including the impairment of information availability, compromise of system integrity/accuracy, misappropriation of confidential information, reduction of our volume of transactions and interruption of our general business. Although we believe our computer systems are secure and continue to take steps to ensure they are protected against such risks, we cannot guarantee such problems will not occur. If they do, interruption to our business and damage to our reputation and related costs, could be significant, which could impair our profitability.

Epidemics, pandemics and public health outbreaks, including the ongoing coronavirus (COVID-19) pandemic, could adversely affect our business, including revenues, profitability, results of operations and/or cash flows, in a manner and to a degree that could be material.

Epidemics, pandemics and other public health outbreaks generally result in significant disruptions in economic activity and financial markets. The cumulative effects on the Company could include, without limitation:

- Reduced demand for our insurance policies due to reduced economic activity, which could negatively impact our revenues,

- Reduced cash flows from our policyholders, delaying premium payments,

- Increased costs and disruption of operations due to employees working remotely or unavailability of our employees,

- Increased claims, losses, litigation and related expenses,

- Legislative, regulatory and judicial actions in response to the public health outbreak, including, but not limited to, actions prohibiting us from cancelling insurance policies in accordance with our policy terms, requiring us to cover losses when our underwriting intent in those policies was not to provide coverage or was to exclude coverage, ordering us to provide premium refunds, granting extended grace periods for payment of premiums and providing for extended periods of time to pay premiums that are past due,

- Policyholder losses from pandemic-related claims could be greater than our reserves for those losses,

- Volatility and declines in financial markets could reduce the fair market value, or result in the impairment, of invested assets held by the Company and

- Changes in interest rates, which could reduce future investment results.

Although we have investigated and closed a substantial number of COVID-19-related claims without payment, state and federal courts could rule that such claims are covered under our policies. Court decisions upholding our position that these COVID-19 related claims are not covered under our policies could also be overturned on appeal. These actions could result in an increase in claims and paid losses, which could have a materially adverse effect on our financial performance. Such appellate court decisions may take several years to become final and their ultimate outcome remains uncertain at this time.

We experienced declines in premium in select product lines and established loss and defense reserves for others at the onset of the COVID-19 pandemic. While other impacts that could result from pandemics have not manifested to a significant degree for RLI through the end of 2022, circumstances continue to change and we could be affected in different ways in the future. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also heighten many of the other risks described herein.

If we are unable to keep pace with the technological advancements in the insurance industry, our ability to compete effectively could be impaired.

Our operations rely upon complex and expensive information technology systems for interacting with policyholders, brokers and other business partners. The pace at which information systems must be upgraded is continually increasing, requiring an ongoing commitment of significant resources to maintain or upgrade to current standards and serve our customers. If we are unable to keep pace with the advancements being made in technology, our ability to compete with other insurance companies who have advanced technological capabilities will be negatively affected. Furthermore, if we are unable to effectively update or replace our key legacy technology systems as they become obsolete, or as emerging technology renders them competitively inefficient, our competitive position, security and our cost structure could be adversely affected.

Technology breaches or failures, including but not limited to cyber security incidents, could disrupt our operations, result in the loss of critical and confidential information and expose us to additional liabilities, which could adversely impact our reputation and results of operations.

Global cyber security threats can range from uncoordinated individual attempts to gain unauthorized access to our information technology systems, and those of our business or service providers, to sophisticated and targeted measures known as advanced persistent threats. Like other companies, RLI Corp. is also subject to insider threats that may impact the confidentiality, integrity or availability of our data. We, as well as our business partners and service providers, employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, vulnerability assessments, continuous monitoring of information technology networks and systems and maintenance of backup and protective systems). However, cyber security incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. Security breaches could expose the Company to a risk of loss or misuse of our or our customers' information, litigation and potential liability. In addition, cyber incidents that impact the availability, reliability, speed, accuracy or other proper functioning of our technology systems could impact our operations. We may not have the resources or technical sophistication to anticipate or prevent every type of cyber attack. A significant cyber incident, including system failure, security breach, disruption by malware or other damage could interrupt or delay our operations, result in a violation of applicable privacy and other laws, damage our reputation, cause a loss of customers or give rise to remediation costs, monetary fines and other penalties, which could be significant. We have cyber insurance, but it is possible that the coverage we have in place would not entirely protect the Company in the event that we experienced a cyber security incident, interruption or widespread failure of our information technology systems.

We may suffer losses from litigation, which could materially and adversely affect our financial condition and business operations.

We continually face risks associated with litigation of various types, including general commercial and corporate litigation, and disputes relating to bad faith allegations that could result in the Company incurring losses in excess of policy limits. We are party to a variety of litigation matters throughout the year. Litigation is subject to inherent uncertainties, and if there were an unfavorable outcome, it could have a material adverse impact on our results of operations and financial position in the period in which the outcome occurs. Even if an unfavorable outcome does not materialize, we still may face substantial expense and disruption associated with the litigation.

Anti-takeover provisions affecting the Company could prevent or delay a change of control that is beneficial to you.

Provisions of our certificate of incorporation and by-laws, as well as applicable Delaware law, federal and state regulations and insurance company regulations may discourage, delay or prevent a merger, tender offer or other change of control that holders of our securities may consider favorable. Some of these provisions impose various procedural and other requirements that could make it more difficult for shareholders to affect certain corporate actions. These provisions could:

- Have the effect of delaying, deferring or preventing a change in control of the Company,

- Discourage bids for our securities at a premium over the market price,

- Adversely affect the market price, the voting and other rights of the holders of our securities or

- Impede the ability of the holders of our securities to change our management.

In particular, we are subject to Section 203 of the Delaware General Corporation Law which, under certain circumstances, restricts our ability to engage in a business combination, such as a merger or sale of assets, with any stockholder that, together with affiliates, owns 15 percent or more of our common stock, which similarly could prohibit or delay the accomplishment of a change of control transaction.

Item 1B. Unresolved Staff Comments - None.

Item 2. Properties

We own five commercial buildings totaling 173,000 square feet on our 23-acre campus that serves as our corporate headquarters in Peoria, Illinois. All of our branch offices and other company operations lease office space throughout the country. Management considers our office facilities suitable and adequate for our current levels of operations.

RLI's Peoria, Illinois campus includes a 1.8-megawatt solar field that is capable of producing annual electrical power equal to or exceeding the yearly electrical needs for all of our office buildings in Peoria.

Item 3. Legal Proceedings

Information on our legal proceedings is set forth in note 10 to the Consolidated Financial Statements included under Item 8, Financial Statements and Supplementary Data.

Item 4. Mine Safety Disclosures - Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

RLI Corp. common stock trades on the New York Stock Exchange under the symbol RLI. RLI Corp. has paid dividends for 186 consecutive quarters and increased quarterly dividends in each of the last 47 years. In December 2022 and 2021, RLI Corp. paid special cash dividends of $7.00 and $2.00 per share to shareholders, respectively. As of February 13, 2023, there were 1,024 registered holders of the Company's common stock.

Performance

The following graph provides a five-year comparison of RLI Corp.'s total return to shareholders compared to that of the S&P 500 and S&P 500 P&C Index:



		2017	2018	2019	2020	2021	2022
RLI	————	$ 100	$ 117	$ 155	$ 184	$ 203	$ 253
S&P 500	••••••••••••••	100	96	126	149	191	157
S&P 500 P&C Index	— — —	100	95	120	128	150	178

Assumes $100 invested on December 31, 2017, in RLI, S&P 500 and S&P 500 P&C Index, with reinvestment of dividends. Comparison of five-year annualized total return — RLI: 20.4%, S&P 500: 9.4% and S&P 500 P&C Index: 12.2%.

Securities Authorized for Issuance under Equity Compensation Plans

Refer to Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," of this document for information on securities authorized for issuance under our equity compensation plan.

Recent Sales of Unregistered Securities; Uses of Proceeds from Registered Securities - Not applicable.

Equity Repurchases

In 2010, our board of directors implemented a $100 million share repurchase program. We last repurchased shares in 2011. We have $87.5 million of remaining capacity from the repurchase program. The repurchase program may be suspended or discontinued at any time without prior notice.

<u>Item 6. [Reserved]</u> – Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

RLI Corp. is a U.S. based, specialty insurance company that underwrites select property and casualty insurance through major subsidiaries collectively known as RLI Insurance Group (Group). Our focus is on niche markets and developing unique products that are tailored to customers' needs. We hire underwriters and claim examiners with deep expertise and provide exceptional customer service and support. We maintain a highly diverse product portfolio and underwrite for profit in all market conditions. In 2022, we achieved our 27th consecutive year of underwriting profitability. Over the 27-year period, we averaged an 88.2 combined ratio. This drives our ability to provide shareholder returns in three different ways: the underwriting income itself, net investment income from our investment portfolio and long-term appreciation in our equity portfolio.

We measure the results of our insurance operations by monitoring growth and profitability across three distinct business segments: casualty, property and surety. Growth is measured in terms of gross premiums written, and profitability is analyzed through combined ratios, which are further subdivided into their respective loss and expense components.

KEY PERFORMANCE MEASURES

Following is a list of key performance measures found throughout this report with their definitions, relationships to GAAP measures and explanations of their importance to our operations.

Underwriting Income

Underwriting income or profit represents one measure of the pretax profitability of our insurance operations and is derived by subtracting losses and settlement expenses, policy acquisition costs and insurance operating expenses from net premiums earned, which are all GAAP financial measures. Each of these captions is presented in the statements of earnings but is not subtotaled. However, this information is available in total and by segment in note 12 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data. The nearest comparable GAAP measure is earnings before income taxes which, in addition to underwriting income, includes net investment income, net realized gains or losses, net unrealized gains or losses on equity securities, general corporate expenses, debt costs and our portion of earnings from unconsolidated investees. A reconciliation of net earnings to underwriting income follows:

(in thousands)		Year ended December 31,		
		2022		**2021**
Net earnings	$	583,411	$	279,354
Income tax expense		137,267		64,967
Earnings before income taxes	$	720,678	$	344,321
Equity in earnings of unconsolidated investees		(9,853)		(37,060)
General corporate expenses		12,900		13,330
Interest expense on debt		8,047		7,677
Net unrealized (gains) losses on equity securities		121,037		(65,258)
Net realized gains		(588,515)		(64,222)
Net investment income		(86,078)		(68,862)
Underwriting income	$	178,216	$	129,926

Combined Ratio

The combined ratio, which is derived from components of underwriting income, is a common industry performance measure of profitability for underwriting operations and is calculated in two components. First, the loss ratio is losses and settlement expenses divided by net premiums earned. The second component, the expense ratio, reflects the sum of policy acquisition costs and insurance operating expenses divided by net premiums earned. All items included in these components of the combined ratio are presented in our GAAP consolidated financial statements. The sum of the loss and expense ratios is the combined ratio. The difference between the combined ratio and 100 reflects the per-dollar rate of underwriting income or loss.

CRITICAL ACCOUNTING POLICIES

In preparing the consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

The most critical accounting policies involve significant estimates and include those used in determining the liability for unpaid losses and settlement expenses, investment valuation, recoverability of reinsurance balances, deferred policy acquisition costs and deferred taxes.

LOSSES AND SETTLEMENT EXPENSES

Overview

Loss and loss adjustment expense (LAE) reserves represent our best estimate of ultimate payments for losses and related settlement expenses from claims that have been reported but not paid, and those losses that have been incurred but not yet reported (IBNR) to the Company. Loss reserves do not represent an exact calculation of liability, but instead represent our estimates, generally utilizing individual claim estimates, actuarial expertise and estimation techniques at a given accounting date. The loss reserve estimates are expectations of what ultimate settlement and administration of claims will cost upon final resolution. These estimates are based on facts and circumstances then known to the Company, review of historical settlement patterns, estimates of trends in claims frequency and severity, projections of loss costs, expected interpretations of legal theories of liability and many other factors. In establishing reserves, we also consider estimated recoveries from reinsurance as well as salvage and subrogation.

We record two categories of loss and LAE reserves: case-specific reserves and IBNR reserves. Within a reasonable period of time after a claim is reported, our claim department completes an initial investigation and establishes a case reserve. This case-specific reserve is an estimate of the ultimate amount we will have to pay for the claim, including related legal expenses and other costs associated with resolving and settling it. The estimate reflects all of the current information available regarding the claim, the informed judgment of our professional claim personnel regarding the nature and value of the specific type of claim and our reserving practices. During the life cycle of a particular claim, as more information becomes available, we may revise the estimate of the ultimate value of the claim either upward or downward. We may determine that it is appropriate to pay portions of the reserve to the claimant or related settlement expenses before final resolution of the claim. The amount of the individual case reserve will be adjusted accordingly and is based on the most recent information available.

We establish IBNR reserves to estimate the amount we will have to pay for claims that have occurred, but have not yet been reported to the Company, claims that have been reported to the Company that may ultimately be paid out differently than reflected in our case-specific reserves and claims that have been closed but may reopen and require future payment.

LAE represents the cost involved in adjusting and administering losses from policies we issued. The LAE reserves are frequently separated into two components: allocated and unallocated. Allocated loss adjustment expense (ALAE) reserves represent an estimate of claims settlement expenses that can be identified with a specific claim or case. Examples of ALAE would be the hiring of an outside adjuster to investigate a claim or an outside attorney to defend our insured. The claim adjuster typically estimates this cost separately from the loss component in the case reserve. Unallocated loss adjustment expense (ULAE) reserves represent an estimate of claims settlement expenses that cannot be identified with a specific claim. An example of ULAE would be the cost of an internal claim examiner to manage or investigate claims.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claim handling procedures, claim personnel, economic inflation, legal trends and legislative changes, among others. The impact of many of these items on ultimate costs for loss and LAE is difficult to estimate. Loss reserve estimations also differ significantly by coverage due to differences in claim complexity, the volume of claims, the policy limits written, the terms and conditions of the underlying policies, the potential severity of individual claims, the determination of occurrence date for a claim and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer). Informed judgment is applied throughout the process. We continually refine our loss reserve estimates as historical loss experience develops and additional claims are reported and settled. We rigorously attempt to consider all significant facts and circumstances known at the time loss reserves are established.

Following is a table of significant risk factors involved in estimating losses grouped by major product line. We distinguish between loss ratio risk and reserve estimation risk. Loss ratio risk refers to the possible dispersion of loss ratios from year to year due to inherent volatility in the business, such as high severity or aggregating exposures. Reserve estimation risk recognizes the difficulty in estimating a given year's ultimate loss liability. As an example, our property catastrophe business (included below in other property) has significant variance in year over year results; however, its reserving estimation risk is relatively moderate.

Product line	Length of reserve tail	Emergence patterns relied upon	Other risk factors	Expected loss ratio variability	Reserve estimation variability
Commercial excess	Long	Internal	Low frequency	High	High
			High severity		
			Loss trend volatility		
			Exposure growth		
			Unforeseen tort potential		
Personal umbrella	Medium	Internal	Low frequency	Medium	Medium
			High severity		
			Loss trend volatility		
			Exposure growth		
			Unforeseen tort potential		
General liability	Long	Internal	Exposure changes/mix	Medium	High
			Unforeseen tort potential		
Professional services	Medium	Internal	Highly varied exposures	Medium	Medium
			Loss trend volatility		
			Unforeseen tort potential		
Commercial transportation	Medium	Internal	High severity	Medium	Medium
			Exposure change/mix		
			Loss trend volatility		
			Unforeseen tort potential		
Small commercial	Medium	Internal	Exposure change/mix	Medium	Medium
			Unforeseen tort potential		
			Small volume		
Executive products	Long	Internal & external	Low frequency	High	High
			High severity		
			Loss trend volatility		
			Economic volatility		
			Unforeseen tort potential		
			Exposure growth/mix		
			Heavily reinsured		
Other casualty	Medium	Internal & external	Small volume	Medium	Medium
Marine	Medium	Internal & external	Exposure growth/mix	High	Medium
			Aggregation exposure		
Other property	Short	Internal	Aggregation exposure	High	Medium
			Low frequency		
			High severity		
Surety	Medium	Internal	Economic volatility	Medium	Medium
			Unique exposures		
Runoff including asbestos & environmental	Long	Internal & external	Loss trend volatility	High	High
			Mass tort/latent exposure		

Due to inherent uncertainty underlying loss reserve estimates, including, but not limited to, the future settlement environment, final resolution of the estimated liability may be different from that anticipated at the reporting date. The amount by which current estimated losses differ from those estimated for a period at a prior valuation date is known as development. Development is unfavorable when the losses ultimately settle for more than the levels at which they were reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable development of loss reserves in the results of operations in the period the estimates are changed.

Our IBNR reserving process involves three steps: (1) an initial IBNR generation process that is prospective in nature, (2) a loss and LAE reserve estimation process that occurs retrospectively and (3) a subsequent discussion and reconciliation between our prospective and retrospective IBNR estimates, which includes changes in our provisions for IBNR where deemed appropriate.

Initial IBNR Generation Process

Initial carried IBNR reserves are determined through a reserve generation process. The intent of this process is to establish an initial total reserve that will provide a reasonable provision for the ultimate value of all unpaid loss and ALAE liabilities. For most casualty and surety products, this process involves the use of an initial loss and ALAE ratio that is applied to the earned premium for a given period. The result is our best initial estimate of the expected amount of ultimate loss and ALAE for the period by product. Payments and case reserves are subtracted from this initial estimate of ultimate loss and ALAE to determine a carried IBNR reserve.

For certain property products, we use an alternative method of determining an appropriate provision for initial IBNR. Since this segment is characterized by a shorter period of time between claim occurrence and claim settlement, the IBNR reserves are determined by IBNR percentages applied to premium earned. The percentages are determined based on expected loss ratios and loss development assumptions. The loss development assumptions are typically based on historical reporting patterns but could consider alternative sources of information. The IBNR percentages are reviewed and updated periodically. No deductions for paid or case reserves are made. This alternative method of determining initial IBNR allows incurred losses and ALAE to react more rapidly to the actual emergence, and is more appropriate for our property products where final claim resolution occurs over a shorter period of time.

We do not reserve for natural or man-made catastrophes until an event has occurred. Shortly after such occurrence, we review insured locations exposed to the event and industry loss estimates of the event. We also consider our knowledge of frequency and severity from early claim reports to determine an appropriate reserve for the catastrophe. These reserves are reviewed frequently to consider actual losses reported and appropriate changes to our estimates are made to reflect the new information.

The initial loss and ALAE ratios that are applied to earned premium are reviewed at least semi-annually. Prospective estimates are made based on historical loss experience adjusted for exposure mix, price change and loss cost trends. The initial loss and ALAE ratios also reflect our judgment as to estimation risk. We consider estimation risk by product and coverage within product, if applicable. A product with greater volatility and uncertainty has greater estimation risk. Products or coverages with higher estimation risk include, but are not limited to, the following characteristics:

- Significant changes in underlying policy terms and conditions,

- A new business or one experiencing significant growth and/or high turnover,

- Small volume or lacking internal data requiring significant utilization of external data,

- Unique reinsurance features including those with aggregate stop-loss, reinstatement clauses, commutation provisions or clash protection,

- Longer emergence patterns with exposures to latent unforeseen mass tort,

- Assumed reinsurance businesses where there is an extended reporting lag and/or a heavier utilization of ceding company data and claims and product expertise,

- High severity and/or low frequency,

- Operational processes undergoing significant change and/or

- High sensitivity to significant swings in loss trends, economic change or judicial change.

The historical and prospective loss and ALAE estimates, along with the risks listed, are the basis for determining our initial and subsequent carried reserves. Adjustments in the initial loss ratio by product and segment are made where necessary and reflect updated assumptions regarding loss experience, loss trends, price changes and prevailing risk factors.

Loss and LAE Reserve Estimation Process

Estimates of the expected value of the unpaid loss and LAE are derived using standard actuarial methodologies on a quarterly basis. In addition, an emergence analysis is completed quarterly to determine if further adjustments are necessary. These estimates are then compared to the carried loss reserves to determine the appropriateness of the current reserve balance.

The process of estimating ultimate payment for claims and claim expenses begins with the collection and analysis of current and historical claim data. Data on individual reported claims, including paid amounts and individual claim adjuster estimates, are grouped by common characteristics. There is judgment involved in this grouping. Considerations when grouping data include the volume of the data available, the credibility of the data available, the homogeneity of the risks in each grouping and both settlement and payment pattern consistency. We use this data to determine historical claim reporting and payment patterns, which are used in the analysis of ultimate claim liabilities. In some analyses, including businesses without sufficiently large numbers of policies or that have not accumulated sufficient historical statistics, our own data is supplemented with external or industry average data as available and when appropriate. For liabilities arising out of directors and officers, management liability, workers' compensation and medical errors and omissions exposures, we utilize external data extensively.

We also incorporate estimated losses relative to premium (loss ratios) by year into the analysis. The expected loss ratios are based on a review of historical loss performance, trends in frequency and severity and price level changes. The estimates are subject to judgment including consideration given to available internal and industry data, growth and policy turnover, changes in policy limits, changes in underlying policy provisions, changes in legal and regulatory interpretations of policy provisions and changes in reinsurance structure. For the most current year, these are equivalent with the ratios used in the initial IBNR generation process. Increased recognition is given to actual emergence as the years age.

We use historical development patterns, expected loss ratios and standard actuarial methods to derive an estimate of the ultimate level of loss and LAE payments necessary to settle all the claims occurring as of the end of the evaluation period.

Our reserve processes include multiple standard actuarial methods for determining estimates of IBNR reserves. Other supplementary methodologies are incorporated as necessary. Mass tort and latent liabilities are examples of exposures for which supplementary methodologies are used. Each method produces an estimate of ultimate loss by accident year. We review all of these various estimates and assign weights to each based on the characteristics of the product being reviewed.

The methodologies we have chosen to incorporate are a function of data availability and are reflective of our own book of business. From time to time, we evaluate the need to add supplementary methodologies. New methods are incorporated if it is believed they improve the estimate of our ultimate loss and LAE liability. All of the actuarial methods eventually converge to the same estimate as an accident year matures. Our core methodologies are listed below with a short description and their relative strengths and weaknesses:

Paid Loss Development — Historical payment patterns for prior claims are used to estimate future payment patterns for current claims. These patterns are applied to current payments by accident year to yield an expected ultimate loss.

Strengths: The method reflects only the claim dollars that have been paid and is not subject to case-basis reserve changes or changes in case reserve practices.

Weaknesses: External claims environment changes can impact the rate at which claims are settled and losses paid (e.g. increase in attorney involvement or change in legal precedent). Adjustments to reflect changes in payment patterns on a prospective basis are difficult to quantify. For losses that have occurred recently, payments can be minimal and thus early estimates are subject to significant instability.

Incurred Loss Development — Historical case-incurred patterns (paid losses plus case reserves) for past claims are used to estimate future case-incurred amounts for current claims. These patterns are applied to current case-incurred losses by accident year to yield an expected ultimate loss.

Strengths: Losses are reported more quickly than paid, therefore, the estimates stabilize sooner. The method reflects more information in the analysis than the paid loss development method.

Weaknesses: Method involves additional estimation risk if significant changes to case reserving practices have occurred.

Case Reserve Development — Patterns of historical development in reported losses relative to historical case reserves are determined. These patterns are applied to current case reserves by accident year and the result is combined with paid losses to yield an expected ultimate loss.

Strengths: Like the incurred development method, this method benefits from using the additional information available in case reserves that is not available from paid losses only. It also can provide a more reasonable estimate than other methods when the proportion of claims still open for an accident year is unusually high or low.

Weaknesses: It is subject to the risk of changes in case reserving practices or philosophy. It may provide unstable estimates when an accident year is immature and more of the IBNR is expected to come from unreported claims rather than development on reported claims and when accident years are very mature with infrequent case reserves.

Expected Loss Ratio — Historical loss ratios, in combination with projections of frequency and severity trends, as well as estimates of price and exposure changes, are analyzed to produce an estimate of the expected loss ratio for each accident year. The expected loss ratio is then applied to the earned premium for each year to estimate the expected ultimate losses. The current accident year expected loss ratio is also the prospective loss and ALAE ratio used in our initial IBNR generation process.

Strengths: Reflects an estimate independent of how losses are emerging on either a paid or a case reserve basis. This method is particularly useful in the absence of historical development patterns or where losses take a long time to emerge.

Weaknesses: Ignores how losses are actually emerging and thus produces the same estimate of ultimate loss regardless of favorable/unfavorable emergence.

Paid and Incurred Bornhuetter/Ferguson (BF) — This approach blends the expected loss ratio method with either the paid or incurred loss development method. In effect, the BF methods produce weighted average indications for each accident year. As an example, if the current accident year for commercial automobile liability is estimated to be 20 percent paid, then the paid loss development method would receive a weight of 20 percent and the expected loss ratio method would receive an 80 percent weight. Over time, this method will converge with the ultimate estimated by the respective loss development method.

Strengths: Reflects actual emergence that is favorable/unfavorable, but assumes remaining emergence will continue as previously expected. Does not overreact to the early emergence (or lack of emergence) where patterns are most unstable.

Weaknesses: Could potentially understate favorable or unfavorable development by putting weight on the expected loss ratio.

In most cases, multiple estimation methods will be valid for the particular facts and circumstances of the claim liabilities being evaluated. Each estimation method has its own set of assumption variables and its own advantages and disadvantages, with no single estimation method being better than the others in all situations, and no one set of assumption variables being meaningful for all product line components. The relative strengths and weaknesses of the particular estimation methods, when applied to a particular group of claims, can also change over time. Therefore, the weight given to each estimation method will likely change by accident year and with each evaluation.

The actuarial central estimates typically follow a progression that places significant weight on the BF methods when accident years are younger and claim emergence is immature. As accident years mature and claims emerge over time, increasing weight is placed on the incurred development method, the paid development method and the case reserve development method. For product lines with faster loss emergence, the progression to greater weight on the incurred and paid development methods occurs more quickly.

For our long and medium-tail products, the BF methods are typically given the most weight for more evaluation periods than the short-tailed lines. These methods are also predominant for the first 12 months of evaluation for short-tail lines. Beyond these time periods, our actuaries apply their professional judgment when weighting the estimates from the various methods deployed, but place significant reliance on the expected stage of development in normal circumstances.

Judgment can supersede this natural progression if risk factors and assumptions change, or if a situation occurs that amplifies a particular strength or weakness of a methodology. Extreme projections are critically analyzed and may be adjusted, given less credence or discarded altogether. Internal documentation is maintained that records any substantial changes in methods or assumptions from one loss reserve study to another.

Our estimates of ultimate loss and LAE reserves are subject to change as additional data emerges. This could occur as a result of change in loss development patterns, a revision in expected loss ratios, the emergence of exceptional loss activity, a change in weightings between actuarial methods, the addition of new actuarial methodologies, new information that merits inclusion or the emergence of internal variables or external factors that would alter our view.

There is uncertainty in the estimates of ultimate losses. Significant risk factors to the reserve estimate include, but are not limited to, unforeseen or unquantifiable changes in:

- Loss payment patterns,

- Loss reporting patterns,

- Frequency and severity trends,

- Underlying policy terms and conditions,

- Business or exposure mix,

- Operational or internal processes affecting the timing of loss and LAE transactions,

- Regulatory and legal environment and/or

- Economic environment.

Our actuaries engage in discussions with senior management, underwriters and the claim department on a regular basis to ascertain any substantial changes in operations or other assumptions that are necessary to consider in the reserving analysis.

A considerable degree of judgment in the evaluation of all these factors is involved in the analysis of reserves. The human element in the application of judgment is unavoidable when faced with uncertainty. Different experts will choose different assumptions based on their individual backgrounds, professional experiences and areas of focus. Hence, the estimates selected by various qualified experts may differ significantly from each other. We consider this uncertainty by examining our historic reserve accuracy and through an internal and external review process.

Given the substantial impact of the reserve estimates on our financial statements, we subject the reserving process to significant diagnostic testing and reasonability checks. In addition, there are data validity checks and balances in our front-end processes. Data anomalies are researched and explained to reach a comfort level with the data and results. Leading indicators such as actual versus expected emergence and other diagnostics are also incorporated into the reserving processes.

Determination of Our Best Estimate

Our best estimate of ultimate loss and LAE reserves are proposed by our lead reserving actuary and then discussed and approved by our Loss Reserve Committee (LRC). The LRC is made up of various members of the management team including the lead reserving actuary, chief executive officer, chief operating officer, chief financial officer, chief legal officer and other selected executives. As part of the discussion with the LRC, the analysis supporting the actuarial central estimate of the IBNR reserve by product is reviewed. The actuaries also present explanations supporting any changes to the underlying assumptions used to calculate the indicated central estimate. Our actuaries make a recommendation to management in regard to booked reserves that reflect both their analytical assessment and relevant qualitative factors, such as their view of estimation risk. After discussion of these analyses, recommendations and all relevant risk factors among the LRC, our actuaries determine whether the reserve balances require further adjustment.

As a predominantly excess and surplus lines and specialty admitted insurer serving niche markets, we believe we are subject to above-average variation in estimates and that this variation is not symmetrical around the actuarial central estimate.

One reason for the variation is the above-average policyholder turnover and changes in the underlying mix of exposures typical of an excess and surplus lines business. This constant change can cause estimates based on prior experience to be less reliable than estimates for more stable, admitted books of business. Also, as a niche market insurer, there is little industry-level information for direct comparisons of current and prior experience and other reserving parameters. These unknowns create greater-than-average variation in the actuarial central estimates.

Actuarial methods attempt to quantify future outcomes. However, insurance companies are subject to unique exposures that are difficult to foresee when coverage is initiated. Judicial and regulatory bodies involved in interpretation of insurance contracts have increasingly found opportunities to expand coverage beyond that which was intended or contemplated at the time the policy was issued. Many of these policies offer broad coverages (with named exclusion) and are issued on an occurrence basis. Claimants have at times sought coverage beyond the insurer's original intent, including seeking to void or limit exclusionary language.

Because of the variation and the likelihood that there are unforeseen and under-quantified liabilities absent from the actuarial estimate, we believe there are circumstances where it is prudent to enhance our normal reserving process. Generally, these are circumstances where we have qualitative information and knowledge of increased risk, but those circumstances have not occurred within the history of our quantitative data. In these situations, we will rely on that qualitative information, usually from our claim team or underwriting staff, and make an enhancement to our normal process. In general, these enhancements will result in an increased overall reserve level compared to reserves based only on observed quantitative information. In the cases where these risks fail to materialize, favorable loss development will likely occur in subsequent periods. It is also possible that the risks materialize above the enhanced reserve level, in which case unfavorable loss development will likely occur in subsequent periods.

Our best estimate of loss and LAE reserves may change as a result of a revision in the actuarial central estimate, the actuary's certainty in the estimates and processes and our overall view of the underlying risks. From time to time, we benchmark our reserving policies and procedures and refine them by adopting industry best practices where appropriate. A detailed, ground-up analysis of the reserve estimation risks associated with each of our products and segments, including an assessment of industry information, is performed annually. This information is used when determining management's best estimate of booked reserves.

We do not use discounting (recognition of the time value of money) in reporting our estimated reserves for losses and settlement expenses.

Loss reserve estimates are subject to a high degree of variability due to the inherent uncertainty of ultimate settlement values. Periodic adjustments to these estimates will likely occur as the actual loss emergence reveals itself over time. Our loss reserving processes reflect accepted actuarial practices and our methodologies result in a reasonable provision for reserves as of December 31, 2022.

Reserve Sensitivities

There are three major parameters that have significant influence on our actuarial estimates of ultimate liabilities by product. They are the actual losses that are reported, the expected loss emergence pattern and the expected loss ratios used in the analyses. If the actual losses reported do not emerge as expected, it may cause the Company to challenge all or some of our previous assumptions. We may change expected loss emergence patterns, the expected loss ratios used in our analysis and/or the weights we place on a given actuarial method. The impact will be much greater and more leveraged for products with longer emergence patterns. Our general liability product is an example of a product with a relatively long emergence pattern. The following chart illustrates the sensitivity of our general liability reserve estimates to these key parameters. We believe the scenarios to be reasonable, as similar favorable variations have occurred in recent years. For example, our general liability emergence has ranged from 16 percent to 20 percent favorable and our management liability emergence has ranged from 13 percent adverse to 61 percent favorable over the last three years, while our overall emergence for all products combined has ranged from 9 percent to 30 percent favorable. The numbers below are the changes in estimated ultimate loss and ALAE in millions of dollars as of December 31, 2022, resulting from the change in the parameters shown. These parameters were applied to a general liability net loss and LAE reserve balance of $212.2 million, in addition to associated ULAE and latent liability reserves, at December 31, 2022.

(in millions)	Result from favorable change in parameter		Result from unfavorable change in parameter	
+/- 5 point change in expected loss ratio for all accident years	$	(16.0)	$	16.7
+/- 10% change in expected emergence patterns	$	(5.2)	$	5.6
+/- 30% change in actual loss emergence over a calendar year	$	(7.8)	$	8.6
Simultaneous change in expected loss ratio (5pts), expected emergence patterns (10%) and actual loss emergence (30%).	$	(29.2)	$	30.6

There are often significant interrelationships between our reserving assumptions that have offsetting or compounding effects on the reserve estimate. Thus, in almost all cases, it is impossible to discretely measure the effect of a single assumption or construct a meaningful sensitivity expectation that holds true in all cases. The scenario above is representative of general liability, one of our largest and longest-tailed products. It is unlikely that all of our products would have variations as wide as illustrated in the example. It is also unlikely that all of our products would simultaneously experience favorable or unfavorable loss development in the same direction or at their extremes during a calendar year. Because our portfolio is made up of a diversified mix of products, there would ordinarily be some offsetting favorable and unfavorable emergence by product as actual losses start to emerge and our loss estimates become more reliable.

INVESTMENT VALUATION

Throughout each year, we and our investment managers buy and sell securities to achieve investment objectives in accordance with investment policies established and monitored by our board of directors and executive officers.

Equity securities are carried at fair value with unrealized gains and losses recorded within net earnings. We classify our investments in fixed income securities into one of three categories: trading, held-to-maturity or available-for-sale. We do not hold any securities classified as trading or held-to-maturity. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded as a component of comprehensive earnings and shareholders' equity, net of deferred income taxes.

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. We determine the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. We maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

RECOVERABILITY OF REINSURANCE BALANCES

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, rather than being netted with the related liabilities, since reinsurance does not relieve the Company of its liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. We continually monitor the financial condition of our reinsurers and actively follow up on any past due or disputed amounts. As part of our monitoring efforts, we review their annual financial statements and Securities and Exchange Commission (SEC) filings for reinsurers that are publicly traded. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the AM Best and Standard & Poor's (S&P) ratings of our reinsurers. Additionally, we perform an in-depth reinsurer financial condition analysis prior to the renewal of our reinsurance placements.

Once regulatory action (such as receivership, finding of insolvency, order of conservation or order of liquidation) is taken against a reinsurer, the paid and unpaid balance recoverable from the reinsurer are specifically identified and charged to earnings in the form of an allowance for uncollectible amounts. We subject our remaining reinsurance balances receivable to detailed recoverability tests, including a segment-based analysis using the average default rating percentage by S&P rating, and record an additional allowance for unrecoverable amounts from reinsurers. This credit allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover.

DEFERRED POLICY ACQUISITION COSTS

We defer incremental direct costs that relate to the successful acquisition of new or renewal insurance contracts, including commissions and premium taxes. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract, or when efforts to obtain or renew the insurance contract are unsuccessful. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This process contemplates the premiums to be earned, anticipated losses and settlement expenses and certain other costs expected to be incurred, but does not consider investment income. Judgments as to the ultimate recoverability of such deferred costs are reviewed on a segment basis and are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

DEFERRED TAXES

We record deferred tax assets and liabilities to the extent that temporary differences between the tax basis and GAAP basis of an asset or liability result in future taxable or deductible amounts. Our deferred tax assets relate to expected future tax deductions arising from claim reserves and future taxable income related to changes in our unearned premium and unrealized losses on our fixed income portfolio. We also have a significant amount of deferred tax liabilities from unrealized gains on the equity portfolio and deferred acquisition costs.

Periodically, management reviews our deferred tax positions to determine if it is more likely than not that the assets will be realized. These reviews include, among other things, the nature and amount of the taxable income and expense items, the expected timing of when assets will be used or liabilities will be required to be reported, as well as the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax planning strategies it can use to increase the likelihood that the tax assets will be realized. After conducting the periodic review, if management determines that the realization of the tax asset does not meet the more likely than not criteria, an offsetting valuation allowance is recorded, thereby reducing net earnings and the deferred tax asset in that period. In addition, management must make estimates of the tax rates expected to apply in the periods in which future taxable items are realized. Such estimates include determinations and judgments as to the expected manner in which certain temporary differences, including deferred amounts related to our equity method investment, will be recovered. These estimates enter into the determination of the applicable tax rates and are subject to change based on the circumstances.

We consider uncertainties in income taxes and recognize those in our financial statements as required. As it relates to uncertainties in income taxes, our unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in income tax expense in the period in which they are incurred.

Additional discussion of other significant accounting policies may be found in note 1 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data.

IMPACT OF COVID-19

Our processes and controls continue to operate effectively and we have been able to maintain high service and support levels for our customers throughout the COVID-19 pandemic. Overall, our premium production was not materially affected by the direct impacts of the pandemic. We expect there will be impacts to the timing of loss emergence and ultimate loss ratios for certain coverages. The industry experienced new issues throughout the pandemic, including the postponement of civil court cases, the extension of various statutes of limitations, claim uncertainty due to supply shortages and changes in settlement trends. Our booked reserves include consideration of these factors, but the duration and degree to which these issues persist, along with potential legislative, regulatory or judicial actions, could result in loss reserve deficiencies and reduce earnings in future periods.

We continue to evaluate all aspects of our operations and are making necessary adjustments to manage our business as the economic environment evolves.

RESULTS OF OPERATIONS

This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, incorporated herein by reference.

Consolidated revenue for 2022 increased $518.7 million from 2021 to $1.7 billion. Net premiums earned for the Group increased 17 percent, driven by growth from our property and casualty segments. Overall market declines resulted in $121.0 million of unrealized losses on equity securities in 2022, while positive market performance resulted in $65.3 million of unrealized gains in our equity portfolio in 2021. Net investment income increased by 25 percent in 2022, primarily due to a larger average asset base and higher interest rates relative to the prior year. The sale of our equity method investment in Maui Jim, Inc. (Maui Jim) resulted in $571.0 million of realized gains in 2022. Additionally, we recorded net realized gains in the normal course of rebalancing our investment portfolio for both years.

CONSOLIDATED REVENUE	Year ended December 31,	
(in thousands)	2022	2021
Net premiums earned	$ 1,144,436	$ 980,903
Net investment income	86,078	68,862
Net realized gains	588,515	64,222
Net unrealized gains (losses) on equity securities	(121,037)	65,258
Total consolidated revenue	$ 1,697,992	$ 1,179,245

Net earnings for 2022 totaled $583.4 million, up from $279.4 million in 2021. Improved underwriting income was bolstered by an increase in investment income and the gain recognized on the sale of our interest in Maui Jim.

NET EARNINGS	Year ended December 31,	
(in thousands)	2022	2021
Underwriting income	$ 178,216	$ 129,926
Net investment income	86,078	68,862
Net realized gains	588,515	64,222
Net unrealized gains (losses) on equity securities	(121,037)	65,258
Interest expense on debt	(8,047)	(7,677)
General corporate expenses	(12,900)	(13,330)
Equity in earnings of unconsolidated investees	9,853	37,060
Earnings before income taxes	$ 720,678	$ 344,321
Income tax expense	(137,267)	(64,967)
Net earnings	$ 583,411	$ 279,354

UNDERWRITING RESULTS

We achieved our 27th consecutive year of underwriting profit in 2022. Our ability to continue to produce underwriting income, and do so at margins which have consistently outperformed the broader industry, is a testament to our underwriters' discipline throughout the insurance cycle and our continued commitment to underwriting for a profit. We believe our underwriting discipline can differentiate the Company from the broader insurance market by ensuring sound risk selection and appropriate pricing.

Gross premiums written increased $218.1 million, or 16 percent, in 2022 when compared to 2021. Growth was achieved in all three segments. Positive rate movement across most of the casualty and property portfolio and expanded distribution provided for growth opportunities across most lines. Net premiums earned increased $163.5 million, or 17 percent, in 2022 when compared to 2021. Assuming the competitive environment responds rationally to current trends, we anticipate continued rate increases and further disruption that should create new opportunities for profitable growth into 2023.

Underwriting results for 2022 included $38.0 million of pretax losses from Hurricane Ian, as well as $13.0 million of other storm losses. Comparatively, 2021 included $33.6 million of pretax losses and $0.4 million of reinstatement premium from hurricanes, as well as $25.0 million of other storm losses. Results for each period benefited from favorable development on prior years' loss reserves, which provided additional pretax earnings of $122.6 million in 2022, compared to $125.5 million in 2021. Further discussion of reserve development can be found in note 6 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data.

Bonus and profit-sharing amounts earned by executives, managers and associates are predominately influenced by corporate performance including operating earnings, combined ratio and return on capital. Favorable development and other drivers of growth in book value would increase bonus and profit-sharing expenses, while catastrophe losses, adverse development and decreased investment portfolio returns would lead to expense reductions. These performance-related expenses impact policy acquisition, insurance operating and general corporate expenses.

In total, underwriting income was $178.2 million on an 84.4 combined ratio in 2022, compared to $129.9 million on an 86.8 combined ratio in 2021. The loss ratio was 44.9 in 2022, compared to 46.5 in 2021. In addition to lower storm losses in 2022, the current accident year improved modestly due to lower attritional, non-catastrophe losses and mix changes. The expense ratio decreased to 39.5 in 2022, from 40.3 in 2021. The decrease was reflective of improved leveraging of our expense base, as net premiums earned continued to grow, and lower levels of bonus and profit-sharing expenses, resulting from negative investment returns during the year.

We remain optimistic about the expected underlying profitability of our portfolio. However, the January 1, 2023 reinsurance renewals did result in changes to the reinsurance structures in place for 2023. In the past, we have been able to access low attaching earnings protection from high-quality reinsurers at favorable prices. We evaluate the risk-reward equation carefully at each reinsurance renewal and our strong capital base provides the option to take more net exposure where the expected reinsurance ceded margins exceed a fair return. As a result of the current property reinsurance market, we increased our retentions, changed from prepaid to paid reinstatements on most layers and took mid-double-digit rate increases, on a risk-adjusted basis, on our property and catastrophe treaties. For our casualty treaties, co-participations increased and risk-adjusted rate change will be flat to up low double digits, depending on the line of business. Given increased reinsurance prices, we believe retaining more of our gross portfolio is an efficient use of our capital. We expect our reinsurance strategy going forward to primarily focus on buying traditional reinsurance from financially secure partners who support concurrent terms and have high regard for our business model of disciplined underwriting.

The following tables and narrative provide a more detailed look at individual segment performance over the last two years.

GROSS PREMIUMS WRITTEN AND NET PREMIUMS EARNED

(in thousands)	Gross Premiums Written			Net Premiums Earned		
	2022	2021	% Change	2022	2021	% Change
CASUALTY						
Commercial excess and personal umbrella	$ 325,218	$ 283,242	15 %	$ 253,921	$ 219,437	16 %
General liability	110,659	99,017	12 %	100,374	90,853	10 %
Commercial transportation	123,099	106,432	16 %	96,992	83,352	16 %
Professional services	103,922	96,735	7 %	95,187	88,855	7 %
Small commercial	72,347	68,475	6 %	67,673	64,660	5 %
Executive products	103,742	136,078	(24)%	26,606	21,873	22 %
Other casualty	87,244	81,605	7 %	71,079	64,609	10 %
Total casualty	$ 926,231	$ 871,584	6 %	$ 711,832	$ 633,639	12 %
PROPERTY						
Commercial property	$ 326,609	$ 202,855	61 %	$ 163,078	$ 107,941	51 %
Marine	133,539	112,721	18 %	113,208	97,745	16 %
Other property	39,313	32,290	22 %	31,600	26,151	21 %
Total property	$ 499,461	$ 347,866	44 %	$ 307,886	$ 231,837	33 %
SURETY						
Commercial	$ 55,026	$ 51,529	7 %	$ 47,652	$ 43,738	9 %
Miscellaneous	48,926	46,599	5 %	45,826	43,982	4 %
Contract	35,842	29,776	20 %	31,240	27,707	13 %
Total surety	$ 139,794	$ 127,904	9 %	$ 124,718	$ 115,427	8 %
Grand total	$ 1,565,486	$ 1,347,354	16 %	$ 1,144,436	$ 980,903	17 %

Casualty

Gross premiums written for the casualty segment were up $54.6 million in 2022. Gross premiums from commercial excess and personal umbrella increased $42.0 million, due to rate increases and an expanded distribution base. The personal umbrella market continues to be disrupted, as many of our competitors for standalone umbrella have reduced their appetite or left the space altogether. Within the commercial excess category, we wrote $13.8 million of excess energy liability business, which we have decided to run off throughout 2023.

Increases in new construction projects, outside of the competitive New York City construction market, led to the increase in general liability premium. Commercial transportation premium increased by $16.7 million, driven by our public transportation line, where customers put vehicles back in service on policies that were suspended throughout the first two years of the pandemic. Executive products premium decreased as a result of a more competitive market and the exit from our large account cyber and representations and warranties programs.

Property

Gross premiums written for the property segment were up $151.6 million in 2022. Our commercial property business was up $123.8 million, as rates on wind exposures continued to increase, building valuations rose and market disruption provided an opportunity to grow while strengthening terms and conditions. We believe the trend of increasing hurricane rate will continue given the disorderly market conditions that are further supported by increased reinsurance costs.

Rate increases, improved retention and new opportunities in the inland marine space led to $20.8 million of premium growth for our marine product. Other property premium grew as a result of local underwriting efforts for our Hawaii homeowners product, which helped us obtain new accounts, and rate increases on property-exposed GBA business.

Surety

Gross premiums written for the surety segment were up $11.9 million in 2022. Contract surety benefited from new construction opportunities and larger contract values, driven by the inflation of material prices and increased public spending on infrastructure projects. The expansion of existing accounts and new business resulted in increased premium for commercial surety. The growth in miscellaneous surety was broad based and has been supported by our focus on customer experience and technology. We continue to carefully pursue growth opportunities, while monitoring the financial results of our principals closely, given the evolving economic environment.

UNDERWRITING INCOME

Underwriting Income (in thousands)		2022		2021
Casualty	$	73,789	$	95,519
Property		72,522		11,300
Surety		31,905		23,107
Total	$	178,216	$	129,926

Combined Ratio	2022	2021
Casualty	89.6	84.9
Property	76.4	95.1
Surety	74.4	80.0
Total	84.4	86.8

Casualty

Underwriting income for the casualty segment was $73.8 million on an 89.6 combined ratio in 2022, compared to $95.5 million on an 84.9 combined ratio in 2021. The decline was the result of decreased favorable development on prior accident years' reserves, which was partially offset by improved current accident year performance.

Favorable development on prior accident years' loss reserves contributed to underwriting earnings in each of the past two years. The total benefit from favorable development on prior years' reserves was $87.2 million for 2022, which was experienced across accident years 2016 and 2018 through 2021. Favorable development was widespread, with notable amounts from general liability, professional services, commercial excess, transportation, small commercial and executive products. No product experienced significant adverse development. Comparatively, results for the casualty segment in 2021 included favorable development of $108.6 million, with the bulk of the development attributable to general liability, transportation, professional services, commercial excess and personal umbrella across accident years 2014 through 2020. Hurricane and storm losses on casualty-oriented package policies that include property coverage resulted in $8.3 million of losses in 2022, compared to $4.1 million in 2021.

The segment's loss ratio was 53.6 in 2022, compared to 49.2 in 2021. The higher loss ratio in 2022 was due to the lower amounts of favorable development on prior years' reserves and increased current year hurricane and storm losses on casualty-oriented package policies. The expense ratio for the casualty segment was 36.0 in 2022, compared to 35.7 in 2021.

Property

Underwriting income from the property segment was $72.5 million on a 76.4 combined ratio in 2022, compared to $11.3 million on a 95.1 combined ratio in 2021. Underwriting results for 2022 included $24.9 million of favorable development on prior years' loss and catastrophe reserves, largely from the marine business, $31.2 million of hurricane losses and $11.5 million of other storm losses. Comparatively, results for 2021 included $11.0 million of favorable development on prior years' loss and catastrophe reserves, primarily from the marine business, $32.2 million of hurricane losses and $22.3 million of other storm losses.

A larger earned premium base resulted in higher levels of underwriting income as well as lower loss and expense ratios. The segment's loss ratio was 39.2 in 2022, compared to 56.0 in 2021. Catastrophe losses added 14 points to the loss ratio in 2022, compared to 24 points of impact in 2021. Lower attritional losses in the current accident year also led to an improved loss ratio in 2022. The expense ratio for the property segment declined to 37.2 in 2022, from 39.1 in 2021.

Surety

Underwriting income for the surety segment totaled $31.9 million on a 74.4 combined ratio in 2022, compared to $23.1 million on an 80.0 combined ratio in 2021. Underwriting performance for each year reflects a combination of positive current accident year results and favorable development in prior accident years' loss reserves. The current accident year combined ratio for each period has been in the low to mid 80s. Results for 2022 included favorable development on prior accident years' reserves, which decreased loss and settlement expenses for the segment by $10.4 million. Comparatively, 2021 results included favorable development on prior accident years' reserves, which decreased loss and settlement expenses for the segment by $5.9 million.

The segment's loss ratio was 9.8 in 2022, compared to 13.0 in 2021. An increased amount of favorable development on prior years' reserves in 2022 led to a lower loss ratio. The expense ratio for the surety segment was 64.6 in 2022, down from 67.0 in 2021, as 2022 had a higher earned premium base that allowed for a better leveraging of expenses.

NET INVESTMENT INCOME AND REALIZED INVESTMENT GAINS

During 2022, net investment income increased by 25 percent. The increase was primarily due to an increased asset base and higher interest rates relative to the prior year. The average annual yields on our investments were as follows for 2022 and 2021:

	2022	2021
PRETAX YIELD		
Taxable (on book value)	2.94 %	2.76 %
Tax-exempt (on book value)	2.71 %	2.63 %
Equities (on fair value)	2.20 %	2.07 %
AFTER-TAX YIELD		
Taxable (on book value)	2.32 %	2.18 %
Tax-exempt (on book value)	2.57 %	2.49 %
Equities (on fair value)	1.91 %	1.80 %

The after-tax yield reflects the different tax rates applicable to each category of investment. Our taxable fixed income securities were subject to a corporate tax rate of 21.0 percent, our tax-exempt municipal securities were subject to a tax rate of 5.3 percent and our dividend income was generally subject to a tax rate of 13.1 percent. During 2022, the average after-tax yield on the taxable fixed income portfolio was 2.3 percent, an increase from 2.2 percent in the prior year. The average after-tax yield on the tax-exempt portfolio increased slightly to 2.6 percent.

The fixed income portfolio increased by $257.1 million during the year, as the majority of operating cash flows were allocated to the fixed income portfolio. The tax-adjusted total return on a mark-to-market basis was -11.1 percent. Our equity portfolio decreased by $115.4 million to $498.4 million in 2022 as a result of a decline in equity market returns during the year. The total return for the year on the equity portfolio was -13.8 percent.

Our investment results for the last five years are shown in the following table:

(in thousands)	Average Invested Assets (1)	Net Investment Income (2)(3)	Net Realized Gains (3)(4)	Change in Unrealized Appreciation (3)(5)	Pre-tax Annualized Return on Avg. Invested Assets	Tax Equivalent Annualized Return on Avg. Invested Assets
2018	$ 2,167,510	$ 62,085	$ 63,407	$ (140,513)	(0.7)%	(0.6)%
2019	2,377,295	68,870	17,520	161,848	10.4 %	10.5 %
2020	2,698,721	67,893	17,885	99,451	6.9 %	6.9 %
2021	3,000,025	68,862	64,222	(6,280)	4.2 %	4.3 %
2022	3,217,635	86,078	588,515	(462,981)	6.6 %	6.6 %
5-yr Avg.	$ 2,692,237	$ 70,758	$ 150,310	$ (69,695)	5.5 %	5.5 %

(1)   Average amounts at beginning and end of year (inclusive of cash and short-term investments).
(2)   Investment income, net of investment expenses.
(3)   Before income taxes.
(4)   Net realized gains for 2022 include $571.0 million of gain from the sale of our equity method investment in Maui Jim.
(5)   Relates to available-for-sale fixed income and equity securities.

In 2022, we recognized $20.3 million in net realized gains in the equity portfolio, $3.0 million in net realized losses in the fixed income portfolio and $571.2 million in other net realized gains, primarily from our sale of Maui Jim. In 2021, we recognized $62.5 million in net realized gains in the equity portfolio, $1.9 million in net realized gains in the fixed income portfolio and $0.2 million in other net realized losses.

Investment income was aided by higher interest rates in 2022, as the Federal Reserve raised the Fed Funds target to fight inflation. As we enter 2023, the path of rates remains uncertain as policy makers try to cap inflation without sending the economy into recession. Should current yields increase or simply hold for most of the year, investment income will likely increase in 2023. However, if shorter term rates decline, investment income growth may be limited.

INVESTMENTS

We maintain a diversified investment portfolio with a prudent mix of fixed income and risk assets. We continually monitor economic conditions, our capital position and the insurance market to determine our tactical allocation. As of December 31, 2022, the portfolio had a fair value of $3.3 billion, an increase of $109.3 million from the end of 2021. Excluding U.S. government and agency issues, no single issuer in either the fixed income or equity portfolio represented more than 1 percent of invested assets.

We determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. We maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. For additional information, see notes 1 and 2 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data.

As of December 31, 2022, our investment portfolio had the following asset allocation breakdown:

(in thousands)	Cost or Amortized Cost	Fair Value	Unrealized Gain/(Loss)	% of Total Fair Value	Quality*
U.S. government	$ 462,884	$ 454,021	$ (8,863)	13.9 %	AAA
U.S. agency	75,074	73,063	(2,011)	2.2 %	AA+
Non-U.S. government & agency	6,798	5,847	(951)	0.2 %	BBB+
Agency MBS	373,687	331,806	(41,881)	10.1 %	AAA
ABS/CMBS/MBS**	276,126	240,736	(35,390)	7.4 %	AA+
Corporate	1,122,097	1,034,330	(87,767)	31.6 %	A-
Municipal	628,607	527,147	(101,460)	16.1 %	AA
Total fixed income	$ 2,945,273	$ 2,666,950	$ (278,323)	81.5 %	AA-
Equities	328,019	498,382	170,363	15.2 %	
Short-term investments	36,229	36,229	—	1.1 %	
Other invested assets	43,980	47,922	3,942	1.5 %	
Cash	22,818	22,818	—	0.7 %	
Total portfolio	$ 3,376,319	$ 3,272,301	$ (104,018)	100.0 %	

* Quality ratings provided by Moody's, S&P and Fitch
** Non-agency asset-backed, commercial mortgage-backed and mortgage-backed securities

Quality in the previous table and in all subsequent tables is an average of each bond's credit rating, adjusted for its relative weighting in the portfolio.

Fixed income represented 82 percent of our total 2022 portfolio, up from 76 percent in 2021. As of December 31, 2022, the fair value of our fixed income portfolio consisted of 42 percent AAA-rated securities, 19 percent AA-rated securities, 20 percent A-rated securities, 11 percent BBB-rated securities and 8 percent non-investment grade or non-rated securities. This compares to 36 percent AAA-rated securities, 23 percent AA-rated securities, 20 percent A-rated securities, 13 percent BBB-rated securities and 8 percent non-investment grade or non-rated securities in 2021.

In selecting the maturity of securities in which we invest, we consider the relationship between the duration of our fixed income investments and the duration of our liabilities, including the expected ultimate payout patterns of our reserves. We believe that both liquidity and interest rate risk can be minimized by such asset/liability management. As of December 31, 2022, our fixed income portfolio's duration was 4.2 years.

Consistent underwriting income allows a portion of our investment portfolio to be invested in equity securities and other risk asset classes. Equities comprised 15 percent of our total 2022 portfolio, down from 19 percent at the end of 2021, as we reduced our risk asset profile and equity markets declined over the course of the year. Securities within the equity portfolio are well diversified and are primarily invested in broad index exchange traded funds (ETFs). Our actively managed equity strategy has a preference for dividend income and value-oriented security selection with low turnover, which minimizes transaction costs and taxes throughout our long investment horizon.

FIXED INCOME PORTFOLIO

As of December 31, 2022, our fixed income portfolio had the following rating distributions:

FAIR VALUE

(in thousands)	AAA	AA	A	BBB	Below Investment Grade	No Rating	Fair Value
Bonds:							
U.S. government & agency (GSE)	$ 475,159	$ 51,925	$ —	$ —	$ —	$ —	$ 527,084
Non-U.S. government & agency	—	—	1,677	4,170	—	—	5,847
Corporate - industrial	19,840	49,528	170,110	197,396	36,438	3,027	476,339
Corporate - financial	9,628	43,221	223,638	72,586	12,202	—	361,275
Corporate - utilities	1,036	928	28,502	25,231	4,419	—	60,116
Corporate industrial - private placements	—	—	—	3,291	70,377	20,729	94,397
Corporate financial - private placements	—	—	—	—	8,791	31,915	40,706
Corporate utilities - private placements	—	—	—	—	485	1,012	1,497
Municipal	126,973	334,961	64,768	—	—	445	527,147
Structured:							
GSE - RMBS	274,032	—	—	—	—	—	274,032
Non-GSE RMBS	76,626	14,249	1,446	—	—	—	92,321
CLO	24,251	3,820	—	—	—	2,336	30,407
ABS - auto loans	5,207	10,991	—	—	—	—	16,198
ABS - railcars	—	—	13,923	—	—	—	13,923
All other ABS/MBS	11,370	1,873	21,919	—	—	11,132	46,294
GSE - CMBS	57,774	—	—	—	—	—	57,774
CMBS	26,997	3,273	11,323	—	—	—	41,593
Total	$ 1,108,893	$ 514,769	$ 537,306	$ 302,674	$ 132,712	$ 70,596	$ 2,666,950

Mortgage-Backed, Asset-Backed and Commercial Mortgage-Backed Securities

We believe mortgage-backed securities (MBS), asset-backed securities (ABS) and commercial mortgage-backed securities (CMBS) add diversification, liquidity, credit quality and additional yield to our portfolio. The following table summarizes the distribution of our mortgage-backed securities (MBS) portfolio by investment type, as of December 31:

(in thousands)	Amortized Cost	Fair Value	% of Total
2022			
Pass-throughs	$ 238,259	$ 214,226	64.6 %
Planned amortization class	71,051	59,806	18.0 %
Sequential	64,377	57,774	17.4 %
Total	$ 373,687	$ 331,806	100.0 %
2021			
Pass-throughs	$ 187,456	$ 190,512	51.9 %
Planned amortization class	95,182	93,095	25.3 %
Sequential	80,223	83,580	22.8 %
Total	$ 362,861	$ 367,187	100.0 %

Agency MBS represented 12 percent of the fixed income portfolio, compared to 15 percent as of December 31, 2021. Our objective for the agency MBS portfolio is to provide reasonable cash flow stability where we are compensated for the call risk associated with residential refinancing. The agency MBS portfolio includes mortgage-backed pass-through securities and collateralized mortgage obligations (CMO), which include planned amortization classes and sequential pay structures. As of December 31, 2022, all of the securities in our agency MBS portfolio were rated AAA and issued by Government Sponsored Enterprises (GSEs) such as the Governmental National Mortgage Association, Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation.

Variability in the average life of principal repayment is an inherent risk of owning mortgage-related securities. However, we reduce our portfolio's exposure to prepayment risk by seeking characteristics that tighten the probable scenarios for expected cash flows. As of December 31, 2022, the agency MBS portfolio contained 65 percent of pure pass-throughs, compared to 52 percent as of December 31, 2021. An additional 17 percent of the MBS portfolio was invested in sequential payer, down from 23 percent in 2021.

The following table summarizes the distribution of our asset-backed and commercial mortgage-backed securities portfolio as of December 31:

(in thousands)	Amortized Cost		Fair Value		% of Total
2022					
Non-GSE RMBS	$	109,852	$	92,321	38.4 %
CMBS		49,333		41,593	17.3 %
CLO		31,393		30,407	12.6 %
Auto		17,194		16,198	6.7 %
Railcars		16,072		13,923	5.8 %
Consumers		12,241		10,904	4.5 %
Marine		8,554		7,319	3.0 %
Other		31,487		28,071	11.7 %
Total	$	276,126	$	240,736	100.0 %
2021					
Non-GSE RMBS	$	79,281	$	78,497	29.7 %
CMBS		55,293		55,592	21.1 %
CLO		34,305		34,362	13.0 %
Auto		17,401		17,491	6.6 %
Railcars		15,383		15,245	5.8 %
Consumers		12,242		12,442	4.7 %
Marine		9,353		9,253	3.5 %
Other		41,015		41,172	15.6 %
Total	$	264,273	$	264,054	100.0 %

An ABS, CMBS or non-agency residential mortgage-backed security (RMBS) is a securitization collateralized by the cash flows from a specific pool of underlying assets. These asset pools can include items such as credit card payments, auto loans, structured bank loans in the form of collateralized loan obligations (CLOs) and residential or commercial mortgages. As of December 31, 2022, ABS/CMBS/RMBS investments were 9 percent of the fixed income portfolio, compared to 11 percent as of December 31, 2021. Sixty percent of the securities in the ABS/CMBS/RMBS portfolio were rated AAA as of December 31, 2022, while 94 percent were rated A or better. We believe that ABS/CMBS investments often add superior cash flow stability over mortgage pass-throughs or CMOs.

When making investments in MBS/ABS/CMBS, we evaluate the quality of the underlying collateral, the structure of the transaction, which dictates how any losses in the underlying collateral will be distributed, and prepayment risks. We had $77.3 million in unrealized losses in these asset classes as of December 31, 2022.

Municipal Fixed Income Securities

As of December 31, 2022, municipal bonds composed 20 percent of our fixed income portfolio, compared to 27 percent as of December 31, 2021. We believe municipal fixed income securities can provide diversification and additional tax-advantaged yield to our portfolio. Our objective for the municipal fixed income portfolio is to provide reasonable cash flow stability and increased after-tax yield.

Our municipal fixed income portfolio is comprised of general obligation (GO) and revenue securities. The revenue sources include sectors such as sewer and water, public improvement, school, transportation and colleges and universities. As of December 31, 2022, approximately 46 percent of the municipal fixed income securities in the investment portfolio were GO and the remaining 54 percent were revenue based. The municipal portfolio is diversified amongst 324 issues.

Eighty-eight percent of our municipal fixed income securities were rated AA or better, while 99 percent were rated A or better. The municipal portfolio includes 52 percent taxable and 48 percent tax-exempt securities.

Corporate Debt Securities

As of December 31, 2022, our corporate debt portfolio comprised 39 percent of the fixed income portfolio, compared to 40 percent as of December 31, 2021. The corporate allocation includes floating rate bank loans and bonds that are below investment grade in credit quality and offer incremental yield over our core fixed income portfolio. Non-investment grade bonds totaled $132.7 million while non-rated Regulation D securities totaled $53.7 million at the end of 2022. While these Regulation D securities are not rated by a traditional nationally recognized statistical rating organization, they all carry an equivalent investment-grade rating from the Securities Valuation Office of the NAIC. The corporate debt portfolio has an overall quality rating of A- diversified among 830 issues.

The table below illustrates our corporate debt exposure as of December 31, 2022. Private placements include bank loan and Regulation D securities.

(in thousands)	Amortized Cost	Fair Value	% of Total
Bonds:			
Corporate - industrial	$ 516,841	$ 476,339	46.1 %
Corporate - financial	393,330	361,275	34.9 %
Corporate - utilities	65,636	60,116	5.8 %
Corporate industrial - private placements	99,696	94,397	9.1 %
Corporate financial - private placements	45,005	40,706	4.0 %
Corporate utilities - private placements	1,589	1,497	0.1 %
Total	$ 1,122,097	$ 1,034,330	100.0 %

We believe corporate debt investments add diversification and additional yield to our portfolio.

EQUITY SECURITIES

As of December 31, 2022, our equity portfolio comprised 15 percent of the investment portfolio, down from 19 percent at the end of the previous year. The securities within the equity portfolio are well diversified and are primarily invested in broad index ETFs that represent market indexes similar to the Russell 1000 Index, Russell 3000 Index, S&P 500 Index and S&P 600 Index. The ETF portfolio is congruent with the actively managed equity portfolios and solves for exposures that line up with our overall benchmark index, the Russell 3000. In total, the equity portfolio is comprised of 90 securities.

INTEREST AND GENERAL CORPORATE EXPENSE

We incurred $8.0 million of interest expense on outstanding debt during 2022 and $7.7 million in 2021. At December 31, 2022 and 2021, our long-term debt consisted of $150.0 million in senior notes maturing September 15, 2023 and paying interest semi-annually at a rate of 4.875 percent. Additionally, RLI Ins. borrowed $50.0 million from the Federal Home Loan Bank of Chicago that matures on November 10, 2023 and pays interest monthly at an annualized rate of 0.84 percent.

We incurred $12.9 million of general corporate expense during 2022 and $13.3 million in 2021. As discussed previously, general corporate expenses tend to fluctuate relative to our incentive compensation plans. Our compensation model measures components of comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. In 2022 and 2021, we exceeded the required return, resulting in the accrual of executive bonuses. Market declines in 2022 resulted in lower variable compensation earned than in 2021.

INVESTEE EARNINGS

We owned a 40 percent equity interest in Maui Jim, a manufacturer of high-quality sunglasses, but sold our interest in 2022. For more information on the sale, see note 13 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data. Our investment in Maui Jim was carried at the RLI Corp. holding company level, as it was not core to our insurance operations. In 2022, we recorded $0.4 million in earnings from this investment, compared to $22.8 million in 2021. The decrease in 2022 was attributable to transaction costs associated with the sale.

As of December 31, 2022, we had a 23 percent interest in the equity and earnings of Prime. Prime writes business through two Illinois domiciled insurance carriers, Prime Insurance Company, an excess and surplus lines company, and Prime Property and Casualty Insurance Inc., an admitted insurance company. As a private company, the market for Prime's stock is limited. While we have certain rights under our shareholder agreement, we are subject to the decisions of the controlling shareholder, which may impact the value of our investment. In 2022, we recorded $13.0 million in investee earnings for Prime, compared to $17.0 million in 2021. Additionally, we maintain a quota share reinsurance treaty with Prime, which contributed $20.6 million of gross premiums written and $22.6 million of net premiums earned during 2022, compared to $22.2 million of gross premiums written and $19.1 million of net premiums earned during 2021.

We did not receive a dividend from our equity method investments in 2022 or 2021. Dividends from our equity method investees have been irregular in nature, and while they provide added liquidity when received, we do not rely on those dividends to meet our liquidity needs.

INCOME TAXES

Our effective tax rates were 19.0 percent and 18.9 percent for 2022 and 2021, respectively. Effective rates are dependent upon components of pretax earnings, which is impacted by the volatility of unrealized gains and losses, and the related tax effects. The effective rate was higher in 2022 due to higher levels of pretax earnings, which decreased the impact of tax-favored adjustments, such as investment tax credits and excess tax benefits on share-based compensation.

Dividends paid to our Employee Stock Ownership Plan (ESOP) result in a tax deduction. Dividends paid to the ESOP in 2022 and 2021 resulted in tax benefits of $4.2 million and $1.6 million, respectively. These tax benefits reduced the effective tax rate for 2022 and 2021 by 0.6 percent and 0.5 percent, respectively.

NET UNPAID LOSSES AND SETTLEMENT EXPENSES

The primary liability on our balance sheet relates to unpaid losses and settlement expenses, which represents our estimated liability for losses and related settlement expenses before considering offsetting reinsurance balances recoverable. The largest asset on our balance sheet, outside of investments, is the reinsurance balances recoverable on unpaid losses and settlement expenses, which serves to offset this liability. The liability can be split into two parts: (1) case reserves representing estimates of losses and settlement expenses on known claims and (2) IBNR reserves representing estimates of losses and settlement expenses on claims that have occurred but have not yet been reported to the Company. Our gross liability for both case and IBNR reserves is reduced by reinsurance balances recoverable on unpaid losses and settlement expenses to calculate our net reserve balance. This net reserve balance increased to $1.6 billion at December 31, 2022, from $1.4 billion as of December 31, 2021. This reflects incurred losses of $514.4 million in 2022 offset by paid losses of $374.3 million, compared to incurred losses of $456.6 million offset by $327.5 million paid in 2021. For more information on the changes in loss and LAE reserves by segment, see note 6 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data.

Gross reserves (liability) and the reinsurance balances recoverable (asset) are generally subject to the same influences that affect net reserves, though changes to our reinsurance agreements can cause reinsurance balances recoverable to behave differently. Total gross loss and LAE reserves increased to $2.3 billion at December 31, 2022, from $2.0 billion at December 31, 2021, while ceded loss and LAE reserves increased to $740.1 million from $608.1 million over the same period.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

We have three primary types of cash flows: (1) operating cash flows, which consist mainly of cash generated by our underwriting operations and income earned on our investment portfolio, (2) investing cash flows related to the purchase, sale and maturity of investments and (3) financing cash flows that impact our capital structure, such as changes in debt, issuance of common stock and dividend payments. The following table summarizes these three cash flows over the last two years:

(in thousands)	2022	2021
Net cash provided by operating activities	$ 250,448	$ 384,905
Net cash provided by (used in) investing activities	48,879	(274,826)
Net cash used in financing activities	(365,313)	(83,492)

We have posted positive operating cash flow in the last two years. Variations in operating cash flow between periods are largely driven by the volume and timing of premium receipt, claim payments, reinsurance and taxes. In addition, fluctuations in insurance operating expenses impact operating cash flow. During 2022, we received $686.6 million of cash proceeds from the sale of our equity method investment in Maui Jim, which were classified as investing cash flows. However, tax payments associated with Maui Jim were classified as operating activities and totaled $141.5 million. Excluding the tax payments related to Maui Jim, operating cash flows in

2022 would have been similar to 2021. During 2022, the majority of cash outflows were associated with the net purchase of fixed income securities, classified as investing activities, and the payment of our regular quarterly dividends and $7.00 per share special dividend, classified as financing activities.

We have entered into certain contractual obligations that require the Company to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2022:

			Payments due by period		
(in thousands)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Loss and settlement expense reserves	$ 680,563	$ 811,265	$ 433,770	$ 390,039	$ 2,315,637
Current portion of long-term debt	200,000	—	—	—	200,000
Interest on debt	7,735		—	—	7,735
Operating leases	5,578	5,844	2,137	1,587	15,146
Other invested assets and equity method investees	10,493	2,894	38	71	13,496
Total	$ 904,369	$ 820,003	$ 435,945	$ 391,697	$ 2,552,014

Loss and settlement expense reserves represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by periods are based on our historical claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on unpaid loss and settlement reserves are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge the Company of its liability to policyholders. Reinsurance balances recoverable on unpaid loss and settlement reserves totaled $740.1 million at December 31, 2022, compared to $608.1 million in 2021.

The next largest contractual obligation relates to debt outstanding. On October 2, 2013, we completed a public debt offering of $150.0 million in senior notes maturing September 15, 2023, (a 10-year maturity) and paying interest semi-annually at the rate of 4.875 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $148.6 million. Additionally, RLI Ins. borrowed $50.0 million from the Federal Home Loan Bank of Chicago on November 10, 2021. The borrowing matures on November 10, 2023 and has an option to pay off the debt early beginning on November 10, 2022. Interest is paid monthly at an annualized rate of 0.84 percent. We are not party to any off-balance sheet arrangements. See note 4 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data for more information on our long-term debt. Additionally, see note 2 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data for information on our obligations for other invested assets.

Our primary objective in managing our capital is to preserve and grow shareholders' equity and statutory surplus to improve our competitive position and allow for expansion of our insurance operations. Our insurance subsidiaries must maintain certain minimum capital levels in order to meet the requirements of the states in which we are regulated. Our insurance companies are also evaluated by rating agencies that assign financial strength ratings that measure our ability to meet our obligations to policyholders over an extended period of time.

We have historically grown our total capital as a result of three sources of funds: (1) earnings on underwriting and investing activities, (2) appreciation in the value of our investments and (3) the issuance of common stock and debt.

At December 31, 2022, we had cash, short-term investments and other investments maturing within one year of approximately $390.9 million and an additional $908.5 million of investments maturing between 1 to 5 years. We maintain a revolving line of credit with Bank of Montreal, Chicago Branch, which permits us to borrow up to an aggregate principal amount of $60.0 million. Under certain conditions, the line may be increased up to an aggregate principal amount of $120.0 million. The facility has a three-year term that expires on March 27, 2023. This facility replaced the previous $50.0 million facility with JP Morgan Chase Bank N.A., which was set to expire on May 24, 2020. As of and during the year ended December 31, 2022, no amounts were outstanding on these facilities.

Additionally, two of our insurance companies, RLI Ins. and Mt. Hawley, are members of the Federal Home Loan Bank of Chicago (FHLBC). Membership in the Federal Home Loan Bank system provides both companies with access to an additional source of liquidity via a secured lending facility. Based on qualifying assets and the $50.0 million borrowing outstanding at year-end, additional aggregate borrowing capacity is approximately $14.9 million. However, under certain circumstances, that capacity may be increased based on additional FHLBC stock purchased and available collateral. Our membership allows each insurance subsidiary to determine tenor and structure at the time of borrowing.

We believe that cash generated by operations, cash generated by investments and cash available from financing activities will provide sufficient sources of liquidity to meet our anticipated needs over the next 12 to 24 months. We have consistently generated positive operating cash flow. The primary factor in our ability to generate positive operating cash flow is underwriting profitability, which we have achieved for 27 consecutive years.

OPERATING ACTIVITIES

The following list highlights some of the major sources and uses of cash flow from operating activities:

Sources	Uses
Premiums received	Claims
Loss payments from reinsurers	Ceded premium to reinsurers
Investment income (interest and dividends)	Commissions paid
Funds held	Operating expenses
	Interest expense
	Income taxes
	Funds held

Our largest source of cash is from premiums received from our customers, which we receive at the beginning of the coverage period for most policies. Our largest cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends. We use cash to pay commissions to brokers and agents, as well as to pay for ongoing operating expenses such as salaries, rent, taxes and interest expense. We also utilize reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers and collect cash back when losses subject to our reinsurance coverage are paid.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, so their timing can influence cash flows from operating activities in any given period. We are subject to the risk of incurring significant losses on catastrophes, both natural (such as earthquakes and hurricanes) and man-made (such as terrorism). If we were to incur such losses, we would have to make significant claims payments in a relatively concentrated period of time.

INVESTING ACTIVITIES

The following list highlights some of the major sources and uses of cash flow from investing activities:

Sources	Uses
Proceeds from sale, call or maturity of bonds	Purchase of bonds
Proceeds from sale of stocks	Purchase of stocks
Proceeds from sale of other invested assets	Purchase of other invested assets
	Acquisitions
	Purchase of property and equipment

We maintain a diversified investment portfolio representing policyholder funds that have not yet been paid out as claims, as well as the capital we hold for our shareholders. As of December 31, 2022, our portfolio had a carrying value of $3.3 billion. Portfolio assets at December 31, 2022, increased by $109.3 million, or 3 percent, from December 31, 2021.

Our overall investment philosophy is designed to first protect policyholders by maintaining sufficient funds to meet corporate and policyholder obligations and then generate long-term growth in shareholders' equity. Because our existing and projected liabilities are sufficiently funded by the fixed income portfolio, we can improve returns by investing a portion of the surplus (within limits) in a risk assets portfolio largely made up of equities. As of December 31, 2022, 42 percent of our shareholders' equity was invested in equities, a decrease from 50 percent at December 31, 2021.

The fixed income portfolio is structured to meet policyholder obligations and optimize the generation of after-tax investment income and total return.

FINANCING ACTIVITIES

In addition to the previously discussed operating and investing activities, we also engage in financing activities to manage our capital structure. The following list highlights some of the major sources and uses of cash flow from financing activities:

Sources	Uses
Proceeds from stock offerings	Shareholder dividends
Proceeds from debt offerings	Debt repayment
Short-term borrowing	Share buy-backs
Shares issued under stock option plans	

Our capital structure is comprised of equity and debt obligations. As of December 31, 2022, our capital structure consisted of $199.9 million in debt and $1.2 billion of shareholders' equity. Debt outstanding comprised 15 percent of total capital as of December 31, 2022.

At the holding company (RLI Corp.) level, we rely largely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt, corporate expenses and dividends to RLI Corp. shareholders. As discussed further below, dividend payments to RLI Corp. from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the insurance regulatory authorities of Illinois. As a result, we may not be able to receive dividends from such subsidiary at times and in amounts necessary to pay desired dividends to RLI Corp. shareholders. On a GAAP basis, as of December 31, 2022, our holding company had $1.2 billion in equity. This includes amounts related to the equity of our insurance subsidiaries, which is subject to regulatory restrictions under state insurance laws. The unrestricted portion of holding company net assets is comprised primarily of investments and cash, including $240.6 million in liquid investment assets, which was elevated by the cash proceeds received from the sale of Maui Jim. Unrestricted funds at the holding company level are available to fund debt interest, general corporate obligations and regular dividend payments to our shareholders. If necessary, the holding company also has other potential sources of liquidity that could provide for additional funding to meet corporate obligations or pay shareholder dividends, which include a revolving line of credit, as well as access to the capital markets.

Ordinary dividends, which may be paid by our principal insurance subsidiary without prior regulatory approval, are subject to certain limitations based upon statutory income, surplus and earned surplus. The maximum ordinary dividend distribution from our principal insurance subsidiary in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus, as of December 31 of the preceding year, or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Ordinary dividends are further restricted by the requirement that they be paid from earned surplus. In 2022 and 2021, our principal insurance subsidiary paid ordinary dividends totaling $13.0 million and $70.0 million, respectively, to RLI Corp. Any dividend distribution in excess of the ordinary dividend limits is deemed extraordinary and requires prior approval from the IDOI. In 2021, our principal insurance subsidiary sought and received regulatory approval prior to the payment of extraordinary dividends totaling $110.0 million. No extraordinary dividends were paid in 2022. As of December 31, 2022, $136.9 million of the net assets of our principal insurance subsidiary were not restricted and could be distributed to RLI Corp. as ordinary dividends. Because the limitations are based upon a rolling 12-month period, the amount and impact of these restrictions vary over time. In addition to restrictions from our principal subsidiary's insurance regulator, we also consider internal models and how capital adequacy is defined by our rating agencies in determining amounts available for distribution.

Our 187th consecutive dividend payment was declared in February 2023 and will be paid on March 20, 2023, in the amount of $0.26 per share. Since the inception of cash dividends in 1976, we have increased our annual dividend every year.

PROSPECTIVE ACCOUNTING STANDARDS

Prospective accounting standards are those which we have not implemented because the implementation date has not yet occurred. For a discussion of relevant prospective accounting standards, see note 1.D. to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

MARKET RISK DISCLOSURE

Market risk is a general term describing the potential economic loss associated with adverse changes in the fair value of financial instruments. Management of market risk is a critical component of our investment decisions and objectives. We manage our exposure to market risk by using the following tools:

- Monitoring the fair value of all financial assets on a constant basis,

- Changing the character of future investment purchases as needed and

- Maintaining a balance between existing asset and liability portfolios.

FIXED INCOME AND INTEREST RATE RISK

The most significant short-term influence on our fixed income portfolio is a change in interest rates. Because there is intrinsic difficulty predicting the direction and magnitude of interest rate moves, we attempt to minimize the impact of interest rate risk on the balance sheet by matching the duration of assets to that of our liabilities. Furthermore, the diversification of sectors and given issuers is core to our risk management process, increasing the granularity of individual credit risk. Liquidity and call risk are elements of fixed income that we regularly evaluate to ensure we are receiving adequate compensation. Our fixed income portfolio has a meaningful impact on financial results and is a key component in our enterprise risk simulations.

Interest rate risk at the time of debt refinancing can also affect our consolidated statement of earnings due to its impact on interest expense. We monitor the interest rate environment and evaluate refinancing opportunities as debt maturity dates approach. Changes in interest rates do affect the fair value of our debt. However, our debt is reported at amortized cost on the consolidated balance sheet and is not adjusted for changes in fair value.

EQUITY PRICE RISK

Equity price risk is the potential that we will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of our equity portfolio to changes in the value of the S&P 500 Index (an index representative of the broad equity market). Our current equity portfolio has a beta of 0.9 in comparison to the S&P 500 with a beta of 1.0. This lower beta statistic reflects our long-term emphasis on maintaining a value-oriented, dividend-driven investment philosophy for our equity portfolio.

SENSITIVITY ANALYSIS

The tables that follow detail information on the market risk exposure for our financial investments as of December 31, 2022. Listed on each table is the December 31, 2022 fair value for our assets and the expected pretax reduction in fair value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. For example, our ability to hold non-trading securities to maturity mitigates price fluctuation risks. For purposes of this disclosure, market risk sensitive instruments are all classified as held for non-trading purposes, as we do not hold any trading securities. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the fair value of our investment portfolio.

As of December 31, 2022, our fixed income portfolio had a fair value of $2.7 billion. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2022, levels with all other variables held constant. Such scenarios would result in modeled decreases in the fair value of the fixed income portfolio of $111.1 million and $215.2 million, respectively. Comparatively, our fixed income portfolio had a fair value of $2.4 billion as of December 31, 2021 and scenarios of interest rates increasing 100 and 200 basis points would have resulted in modeled decreases of $126.9 million and $246.8 million, respectively.

As of December 31, 2022, our equity portfolio had a fair value of $498.4 million. The base sensitivity analysis uses market scenarios of the S&P 500 Index declining both 10 percent and 20 percent. These scenarios would result in approximate decreases in the equity fair value of $46.3 million and $92.7 million, respectively. Comparatively, our equity portfolio had a fair value of $613.8 million as of December 31, 2021 and scenarios of the S&P 500 Index declining by 10 percent and 20 percent would have resulted in approximate decreases of $56.4 million and $112.9 million, respectively.

While the declines in market value outlined below are modeled as instantaneous changes, we would expect movements in capital markets to occur over time, with investment income offering an offset to any decrease in prices.

Under the assumptions of rising interest rates and a decreasing S&P 500 Index, the fair value of our assets will decrease from their present levels by the indicated amounts.

Effect of a 100 basis-point increase in interest rates and a 10 percent decline in the S&P 500:

(in thousands)	12/31/22 Fair Value	Interest Rate Risk	Equity Risk
Held for non-trading purposes:			
Fixed income securities	$ 2,666,950	$ (111,136)	$ —
Equity securities	498,382	—	(46,333)
Total	$ 3,165,332	$ (111,136)	$ (46,333)

Effect of a 200 basis-point increase in interest rates and a 20 percent decline in the S&P 500:

(in thousands)	12/31/22 Fair Value	Interest Rate Risk	Equity Risk
Held for non-trading purposes:			
Fixed income securities	$ 2,666,950	$ (215,239)	$ —
Equity securities	498,382	—	(92,667)
Total	$ 3,165,332	$ (215,239)	$ (92,667)

Comparatively, under the assumptions of falling interest rates and an increasing S&P 500 Index, the fair value of our assets will increase from their present levels by the indicated amounts.

Effect of a 100 basis-point decrease in interest rates and a 10 percent increase in the S&P 500:

(in thousands)	12/31/22 Fair Value	Interest Rate Risk	Equity Risk
Held for non-trading purposes:			
Fixed income securities	$ 2,666,950	$ 118,526	$ —
Equity securities	498,382	—	46,333
Total	$ 3,165,332	$ 118,526	$ 46,333

Effect of a 200 basis-point decrease in interest rates and 20 percent increase in the S&P 500:

(in thousands)	12/31/22 Fair Value	Interest Rate Risk	Equity Risk
Held for non-trading purposes:			
Fixed income securities	$ 2,666,950	$ 244,958	$ —
Equity securities	498,382	—	92,667
Total	$ 3,165,332	$ 244,958	$ 92,667

Item 8. Financial Statements and Supplementary Data

RLI Corp.
Consolidated Balance Sheets

(in thousands, except per share data)	December 31, 2022		December 31, 2021	
ASSETS				
Investments and cash:				
Fixed income:				
Available-for-sale, at fair value	$	2,666,950	$	2,409,887
(amortized cost of $2,945,273 and allowance for credit losses of $339 in 2022)				
(amortized cost of $2,346,267 and allowance for credit losses of $441 in 2021)				
Equity securities, at fair value (cost - $328,019 in 2022 and $324,501 in 2021)		498,382		613,776
Short-term investments, at cost which approximates fair value		36,229		—
Other invested assets		47,922		50,501
Cash		22,818		88,804
Total investments and cash	$	3,272,301	$	3,162,968
Accrued investment income		21,259		17,505
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $18,696 in 2022 and $18,067 in 2021		189,501		167,279
Ceded unearned premiums		138,457		130,916
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $11,250 in 2022 and $11,188 in 2021		740,089		608,086
Deferred policy acquisition costs		127,859		103,553
Property and equipment, at cost, net of accumulated depreciation of $68,633 in 2022 and $75,236 in 2021		49,573		52,161
Investment in unconsolidated investees		58,275		171,311
Goodwill and intangibles		53,562		53,562
Income taxes - deferred		40,269		—
Other assets		75,923		40,961
TOTAL ASSETS	$	4,767,068	$	4,508,302
LIABILITIES AND SHAREHOLDERS' EQUITY				
LIABILITIES				
Unpaid losses and settlement expenses	$	2,315,637	$	2,043,555
Unearned premiums		785,085		680,444
Reinsurance balances payable		61,100		42,851
Funds held		101,144		89,773
Income taxes - deferred		—		83,509
Current portion of long-term debt		199,863		—
Long-term debt		—		199,676
Accrued expenses		94,869		98,274
Other liabilities		32,029		40,859
TOTAL LIABILITIES	$	3,589,727	$	3,278,941
SHAREHOLDERS' EQUITY				
Common stock ($0.01 par value)				
(Shares authorized - 200,000,000)				
(68,399,966 shares issued and 45,469,752 shares outstanding in 2022)				
(68,219,551 shares issued and 45,289,337 shares outstanding in 2021)	$	684	$	682
Paid-in capital		352,391		343,742
Accumulated other comprehensive earnings		(229,076)		49,826
Retained earnings		1,446,341		1,228,110
Deferred compensation		12,015		9,642
Treasury stock, at cost (22,930,214 shares in 2022 and 2021)		(405,014)		(402,641)
TOTAL SHAREHOLDERS' EQUITY	$	1,177,341	$	1,229,361
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	4,767,068	$	4,508,302

See accompanying notes to consolidated financial statements.

RLI Corp.
Consolidated Statements of Earnings and Comprehensive Earnings

(in thousands, except per share data)		2022		2021		2020
		Years ended December 31,				
Net premiums earned	$	1,144,436	$	980,903	$	865,747
Net investment income		86,078		68,862		67,893
Net realized gains		588,515		64,222		17,885
Net unrealized gains (losses) on equity securities		(121,037)		65,258		32,101
Consolidated revenue	$	1,697,992	$	1,179,245	$	983,626
Losses and settlement expenses		514,376		456,602		442,884
Policy acquisition costs		369,632		317,468		286,438
Insurance operating expenses		82,212		76,907		66,828
Interest expense on debt		8,047		7,677		7,603
General corporate expenses		12,900		13,330		10,265
Total expenses	$	987,167	$	871,984	$	814,018
Equity in earnings of unconsolidated investees		9,853		37,060		20,233
Earnings before income taxes	$	720,678	$	344,321	$	189,841
Income tax expense (benefit):						
Current		186,906		46,040		24,174
Deferred		(49,639)		18,927		8,576
Income tax expense	$	137,267	$	64,967	$	32,750
Net earnings	$	583,411	$	279,354	$	157,091
Other comprehensive earnings (loss), net of tax		(278,902)		(58,888)		56,219
Comprehensive earnings	$	304,509	$	220,466	$	213,310
Basic net earnings per share	$	12.86	$	6.18	$	3.49
Diluted net earnings per share	$	12.74	$	6.11	$	3.46
Weighted average number of common shares outstanding:						
Basic		45,368		45,230		45,000
Diluted		45,794		45,712		45,376

See accompanying notes to consolidated financial statements.

RLI Corp.
Consolidated Statements of Shareholders' Equity

(in thousands, except per share data)	Common Shares	Total Shareholders' Equity	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compensation	Treasury Stock at Cost
Balance, January 1, 2020	44,869,015	$ 995,388	$ 678	$ 321,190	$ 52,473	$ 1,014,046	$ 7,980	$ (400,979)
Cumulative-effect adjustment from ASU 2016-13	—	1,095	—	—	22	1,073	—	—
Net earnings	—	157,091	—	—	—	157,091	—	—
Other comprehensive earnings (loss), net of tax	—	56,219	—	—	56,219	—	—	—
Deferred compensation	—	—	—	—	—	—	312	(312)
Share-based compensation	273,565	14,178	3	14,175	—	—	—	—
Dividends and dividend equivalents ($1.95 per share)	—	(87,993)	—	—	—	(87,993)	—	—
Balance, December 31, 2020	45,142,580	$ 1,135,978	$ 681	$ 335,365	$ 108,714	$ 1,084,217	$ 8,292	$ (401,291)
Net earnings	—	279,354	—	—	—	279,354	—	—
Other comprehensive earnings (loss), net of tax	—	(58,888)	—	—	(58,888)	—	—	—
Deferred compensation	—	—	—	—	—	—	1,350	(1,350)
Share-based compensation	146,757	8,378	1	8,377	—	—	—	—
Dividends and dividend equivalents ($2.99 per share)	—	(135,461)	—	—	—	(135,461)	—	—
Balance, December 31, 2021	45,289,337	$ 1,229,361	$ 682	$ 343,742	$ 49,826	$ 1,228,110	$ 9,642	$ (402,641)
Net earnings	—	583,411	—	—	—	583,411	—	—
Other comprehensive earnings (loss), net of tax	—	(278,902)	—	—	(278,902)	—	—	—
Deferred compensation	—	—	—	—	—	—	2,373	(2,373)
Share-based compensation	180,415	8,651	2	8,649	—	—	—	—
Dividends and dividend equivalents ($8.03 per share)	—	(365,180)	—	—	—	(365,180)	—	—
Balance, December 31, 2022	45,469,752	$ 1,177,341	$ 684	$ 352,391	$ (229,076)	$ 1,446,341	$ 12,015	$ (405,014)

See accompanying notes to consolidated financial statements.

RLI Corp.
Consolidated Statements of Cash Flows

(in thousands)	Years ended December 31, 2022	2021	2020
Cash flows from operating activities:			
Net earnings	$ 583,411	$ 279,354	$ 157,091
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net realized gains	(588,515)	(64,222)	(17,885)
Net unrealized (gains) losses on equity securities	121,037	(65,258)	(32,101)
Depreciation	7,981	7,394	7,432
Deferred income tax expense (benefit)	(49,639)	18,927	8,576
Other items, net	(20,467)	14,141	10,460
Change in:			
Accrued investment income	(3,754)	(1,379)	(1,539)
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	(22,222)	7,349	(14,259)
Reinsurance balances payable	18,249	586	16,574
Funds held	11,371	8,026	(1,611)
Ceded unearned premiums	(7,541)	(17,428)	(19,832)
Reinsurance balances recoverable on unpaid losses and settlement expenses	(132,003)	(164,357)	(59,212)
Deferred policy acquisition costs	(24,306)	(15,128)	(3,381)
Accrued expenses	(3,405)	22,349	9,299
Unpaid losses and settlement expenses	272,082	293,506	175,697
Unearned premiums	104,641	94,058	46,173
Current income taxes payable	(6,619)	4,047	(2,665)
Changes in investment in unconsolidated investees:			
Undistributed earnings	(9,853)	(37,060)	(20,233)
Dividends received	—	—	4,675
Net cash provided by operating activities	$ 250,448	$ 384,905	$ 263,259
Cash flows from investing activities:			
Purchase of:			
Fixed income securities, available-for-sale	$ (2,053,359)	$ (733,811)	$ (518,362)
Equity securities	(45,007)	(140,721)	(77,863)
Property and equipment	(5,889)	(8,310)	(5,768)
Equity method investee	(3,819)	(8,978)	(4,533)
Other	(5,704)	(11,428)	(12,851)
Proceeds from sale of:			
Fixed income securities, available-for-sale	53,300	63,811	84,587
Equity securities	62,212	180,256	79,368
Equity method investee	686,666	—	—
Property and equipment	375	—	—
Other	2,659	7,605	4,328
Proceeds from call or maturity of:			
Fixed income, available-for-sale	1,393,674	376,750	283,107
Net purchase of short-term investments	(36,229)	—	—
Net cash provided by (used in) investing activities	$ 48,879	$ (274,826)	$ (167,987)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	$ —	$ 50,000	$ —
Proceeds from stock option exercises	(465)	1,838	8,648
Cash dividends paid	(364,848)	(135,330)	(87,906)
Net cash used in financing activities	$ (365,313)	$ (83,492)	$ (79,258)
Net increase (decrease) in cash	$ (65,986)	$ 26,587	$ 16,014
Cash at beginning of year	88,804	62,217	46,203
Cash at end of year	$ 22,818	$ 88,804	$ 62,217

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS

RLI Corp. is an insurance holding company. References to "the Company," "we," "our," "us" or like terms refer to the business of RLI Corp. and its subsidiaries. We underwrite select property and casualty insurance coverages through major subsidiaries collectively known as RLI Insurance Group. We conduct operations principally through three insurance companies. RLI Insurance Company (RLI Ins.), a subsidiary of RLI Corp. and our principal insurance subsidiary, writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Mt. Hawley Insurance Company (Mt. Hawley), a subsidiary of RLI Ins., writes excess and surplus lines insurance on a non-admitted basis in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Contractors Bonding and Insurance Company (CBIC), a subsidiary of RLI Ins., writes multiple lines of insurance on an admitted basis in all 50 states and the District of Columbia.

B. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles in the United States of America (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of our holding company and our subsidiaries. Intercompany balances and transactions have been eliminated. Certain reclassifications were made to 2021 and 2020 to conform to the classifications used in the current year. The Company has evaluated subsequent events through the date these consolidated financial statements were issued. There were no subsequent events requiring adjustment to the financial statements or disclosure.

C. ADOPTED ACCOUNTING STANDARDS

No new accounting standards applicable in 2022 materially impacted our financial statements.

D. PROSPECTIVE ACCOUNTING STANDARDS

There are no prospective accounting standards which would have a material impact on our financial statements as of December 31, 2022.

E. INVESTMENTS

Equity securities are carried at fair value with unrealized gains and losses recorded within net earnings. Investments in fixed income securities are classified into one of three categories: trading, held-to-maturity or available-for-sale. All of our fixed income securities are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders' equity, net of deferred income taxes.

Interest on fixed maturities and short-term investments is credited to earnings on an accrual basis. Premiums and discounts are amortized or accreted over the lives of the related fixed maturities. Dividends on equity securities are credited to earnings on the ex-dividend date. Realized gains and losses on disposition of investments are based on specific identification of the investments sold on the settlement date.

F. CASH, SHORT-TERM INVESTMENTS AND OTHER INVESTED ASSETS

Cash consists of uninvested balances in bank accounts. Short-term investments consist of investments with original maturities of 90 days or less, primarily AAA-rated government money market funds. Short-term investments are carried at cost. Other invested assets include investments in low-income housing tax credit partnerships (LIHTC), membership in the Federal Home Loan Bank of Chicago (FHLBC) and investments in private funds. Our LIHTC investments are carried at amortized cost, and our investment in FHLBC stock is carried at cost. Due to the nature of cash, the LIHTCs and our membership in the FHLBC, their carrying amounts approximate fair value. The private funds are carried at fair value, using each investment's net asset value.

G. REINSURANCE

Ceded unearned premiums and reinsurance balances recoverable on unpaid losses and settlement expenses are reported separately as an asset, rather than being netted with the related liability, since reinsurance does not relieve the Company of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. We continually monitor the financial condition of our reinsurers and actively follow up on any past due or disputed amounts. As part of our monitoring efforts, we review reinsurers' annual financial statements and SEC filings for those that are publicly traded. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the AM Best and S&P ratings of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverability tests, including a segment-based analysis using the average default rating percentage by S&P rating, which assists the Company in assessing the sufficiency of its allowance. Additionally, we perform an in-depth reinsurer financial condition analysis prior to the renewal of our reinsurance placements.

Our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover. Once regulatory action (such as receivership, finding of insolvency, order of conservation or order of liquidation) is taken against a reinsurer, the paid and unpaid recoverable for the reinsurer are specifically identified and written off through the use of our allowance for estimated unrecoverable amounts from reinsurers. When we write-off such a balance, it is done in full. We then re-evaluate the remaining allowance and determine whether the balance is sufficient and, if needed, an additional allowance is recognized.

H. POLICY ACQUISITION COSTS

We defer incremental direct costs that relate to the successful acquisition of new or renewal insurance contracts, including commissions and premium taxes. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract or when efforts to obtain or renew the insurance contract are unsuccessful. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This process contemplates the premiums to be earned, anticipated losses and settlement expenses and certain other costs expected to be incurred, but does not consider investment income. Judgments as to the ultimate recoverability of such deferred costs are reviewed on a segment basis and are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

I. PROPERTY AND EQUIPMENT

Property and equipment are presented at cost less accumulated depreciation and are depreciated on a straight-line basis for financial statement purposes over periods ranging from 3 to 10 years for equipment and up to 30 years for buildings and improvements.

J. INVESTMENTS IN UNCONSOLIDATED INVESTEES

Our investments accounted for under the equity method are primarily related to Maui Jim, Inc. (Maui Jim) and Prime Holdings Insurance Services, Inc. (Prime). We owned 40 percent interest in the equity and earnings of Maui Jim, a manufacturer of high-quality sunglasses, but sold our interest in 2022. See note 13 for more information on the sale. We carried this investment at the holding company level as it was not core to our insurance operations. Our investment in Maui Jim was $113.1 million at December 31, 2021. In 2022, we recorded $0.4 million in investee earnings for Maui Jim, compared to $22.8 million in 2021 and $10.4 million in 2020.

As of December 31, 2022, we had a 23 percent interest in the equity and earnings of Prime. Prime writes business through two Illinois domiciled insurance carriers, Prime Insurance Company, an excess and surplus lines company, and Prime Property and Casualty Insurance Inc., an admitted insurance company. Our investment in Prime was $46.9 million at December 31, 2022 and $47.2 million at December 31, 2021. The decrease was due to the recognition of our share of Prime's other comprehensive losses, brought on by the impact of rising interest rates on Prime's fixed income portfolio. In 2022, we recorded $13.0 million in investee earnings for Prime, compared to $17.0 million in 2021 and $10.8 million in 2020. Additionally, we maintain a quota share reinsurance treaty with Prime, which contributed $20.6 million of gross premiums written and $22.6 million of net premiums earned during 2022, compared to $22.2 million of gross premiums written and $19.1 million of net premiums earned during 2021 and $15.7 million of gross premiums written and $14.3 million of net premiums earned during 2020. The increase in net premiums earned reflected growth in written premium from Prime.

Our equity method investments recorded net income of $58.8 million in 2022, $125.3 million in 2021 and $70.4 million in 2020. Additional summarized financial information for our equity method investments as of 2022 and 2021 is outlined in the following table:

(in millions)	2022	2021
Total assets	$ 906.4	$ 1,172.6
Total liabilities	689.9	687.8
Total equity	216.5	484.8

Approximately $51.6 million of undistributed earnings from our equity method investees were included in our retained earnings as of December 31, 2022. We did not receive any dividends from our equity method investees during 2022 or 2021, while $4.7 million of dividends were received in 2020.

We perform annual impairment reviews of our investments in unconsolidated investees, which take into consideration current valuation and operating results. Based upon the most recent reviews, the assets were not impaired.

K. GOODWILL AND INTANGIBLE ASSETS

The composition of goodwill and intangibles at December 31, 2022 and 2021, is detailed in the following table:

(in thousands)	2022	2021
Goodwill		
Surety	$ 40,816	$ 40,816
Casualty	5,246	5,246
Total goodwill	$ 46,062	$ 46,062
Indefinite-lived intangibles	$ 7,500	$ 7,500
Total goodwill and intangibles	$ 53,562	$ 53,562

As the amortization of goodwill and indefinite-lived intangible assets is not permitted, the assets are tested for impairment on an annual basis, or earlier if there is reason to suspect that their values may have been diminished or impaired. Annual impairment testing was performed on each of our goodwill and indefinite-lived intangible assets during 2022. Based upon these reviews, our goodwill and state insurance license indefinite-lived intangible asset were not impaired. In addition, as of December 31, 2022, there were no triggering events on goodwill and intangible assets that would suggest an updated review was necessary.

L. UNPAID LOSSES AND SETTLEMENT EXPENSES

The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts. If actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses, which would lead to a reduction in our reserves.

M. INSURANCE REVENUE RECOGNITION

Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Our policies are short-term in nature and premium is generally earned over a one-year period. Unearned premiums are calculated on a monthly pro rata basis.

N. INCOME TAXES

We file a consolidated federal income tax return. Federal income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, operating losses and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some of the deferred tax assets will not be realized.

We consider uncertainties in income taxes and recognize those in our financial statements as required. As it relates to uncertainties in income taxes, our unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in income tax expense in the period in which they are incurred.

As an insurance company, we are subject to minimal state income tax liabilities. Since the majority of our income on a state basis is from insurance operations, we pay premium taxes, which are calculated as a percentage of gross premiums written in lieu of state income taxes. Premium taxes are a component of policy acquisition costs.

O. EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock or common stock equivalents were exercised or converted into common stock. When inclusion of these items increases the earnings per share or reduces the loss per share, the effect on earnings is anti-dilutive. Under these circumstances, the diluted net earnings or net loss per share is computed excluding these items. The following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the consolidated financial statements:

(in thousands, except per share data)	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
For the year ended December 31, 2022			
Basic EPS			
Income available to common shareholders	$ 583,411	45,368	$ 12.86
Stock options	—	426	
Diluted EPS			
Income available to common shareholders and assumed conversions	$ 583,411	45,794	$ 12.74
Anti-dilutive options excluded from diluted EPS		295	
For the year ended December 31, 2021			
Basic EPS			
Income available to common shareholders	$ 279,354	45,230	$ 6.18
Stock options	—	482	
Diluted EPS			
Income available to common shareholders and assumed conversions	$ 279,354	45,712	$ 6.11
Anti-dilutive options excluded from diluted EPS		214	
For the year ended December 31, 2020			
Basic EPS			
Income available to common shareholders	$ 157,091	45,000	$ 3.49
Stock options	—	376	
Diluted EPS			
Income available to common shareholders and assumed conversions	$ 157,091	45,376	$ 3.46
Anti-dilutive options excluded from diluted EPS		384	

P. COMPREHENSIVE EARNINGS

Our comprehensive earnings include net earnings plus after-tax unrealized gains and losses on our available-for-sale fixed income portfolio. In reporting the components of comprehensive earnings, we used the federal statutory tax rate of 21 percent. Other comprehensive income (loss), as shown in the consolidated statements of earnings and comprehensive earnings, is net of tax expense (benefit) of $(74.1) million, $(15.7) million and $14.9 million for 2022, 2021 and 2020, respectively.

The table below illustrates the changes in the balance of each component of accumulated other comprehensive earnings for each period presented in the consolidated financial statements. The changes in accumulated other comprehensive earnings also reflect adjustments from the adoption of accounting standards. The adoption of ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* necessitated a cumulative-effect adjustment in the beginning of 2020, which moved less than $0.1 million of net unrealized losses on fixed income securities from accumulated other comprehensive earnings to retained earnings.

Unrealized Gains/Losses on Available-for-Sale Securities	For the Year Ended December 31,					
(in thousands)		2022		2021		2020
Beginning balance	$	49,826	$	108,714	$	52,473
Cumulative-effect adjustment of ASU 2016-13		—		—		22
Adjusted beginning balance	$	49,826	$	108,714	$	52,495
Other comprehensive earnings before reclassifications		(281,189)		(57,454)		58,986
Amounts reclassified from accumulated other comprehensive earnings		2,287		(1,434)		(2,767)
Net current period other comprehensive earnings (loss)	$	(278,902)	$	(58,888)	$	56,219
Ending balance	$	(229,076)	$	49,826	$	108,714
Balance of securities for which an allowance for credit losses has not been recognized in net earnings	$	1,693	$	124	$	470

Credit losses or the sale of an available-for-sale security resulted in amounts being reclassified from accumulated other comprehensive earnings to current period net earnings. The effects of reclassifications out of accumulated other comprehensive earnings by the respective line items of net earnings are presented in the following table.

Amount Reclassified from Accumulated Other Comprehensive Earnings
(in thousands)

Component of Accumulated Other Comprehensive Earnings	For the Year Ended December 31,						Affected line item in the Consolidated Statement of Earnings
		2022		2021		2020	
Unrealized gains and losses on available-for-sale securities	$	(2,997)	$	1,859	$	3,872	Net realized gains
		102		(44)		(369)	Credit losses presented within net realized gains
	$	(2,895)	$	1,815	$	3,503	Earnings before income taxes
		608		(381)		(736)	Income tax expense
	$	(2,287)	$	1,434	$	2,767	Net earnings

Q. FAIR VALUE DISCLOSURES

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. We determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. We maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level. Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

Level 1 is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets.

Level 2 is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

Level 3 is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable.

As a part of management's process to determine fair value, we utilize widely recognized, third-party pricing sources to determine our fair values. We have obtained an understanding of the third-party pricing sources' valuation methodologies and inputs. The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.

Corporate, Agencies, Government and Municipal Bonds: The pricing vendor employs a multi-dimensional model which uses standard inputs including (listed in approximate order of priority for use) benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing vendor also monitors market indicators, as well as industry and economic events. All bonds valued using these techniques are classified as Level 2. All Corporate, Agencies, Government and Municipal securities are deemed Level 2.

Mortgage-backed Securities (MBS)/Collateralized Mortgage-backed Securities (CMBS) and Asset-backed Securities (ABS): The pricing vendor evaluation methodology includes principally interest rate movements and new issue data. Evaluation of the tranches (nonvolatile, volatile or credit sensitivity) is based on the pricing vendors' interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, pre-payment assumptions and to incorporate collateral performance. To evaluate MBS and CMBS volatility, an option adjusted spread model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates and recent trade activity. MBS/CMBS and ABS with corroborated, observable inputs are classified as Level 2. All of our MBS/CMBS and ABS are deemed Level 2.

Regulation D Private Placement Securities: All Regulation D privately placed bonds are classified as corporate securities and deemed Level 3. The pricing vendor evaluation methodology for these securities includes a combination of observable and unobservable inputs. Observable inputs include public corporate spread matrices classified by sector, rating and average life, as well as investment and non-investment grade matrices created from fixed income indices. Unobservable inputs include a liquidity spread premium calculated based on public corporate spread and private corporate spread matrices. The quantitative detail of the liquidity spread premium is neither provided nor reasonably available to the Company.

For all of our fixed income securities classified as Level 2, we periodically conduct a review to assess the reasonableness of the fair values provided by our pricing services. Our review consists of a two-pronged approach. First, we compare prices provided by our pricing services to those provided by an additional source. In some cases, we obtain prices from securities brokers and compare them to the prices provided by our pricing services. If discrepancies are found in our comparisons, we compare our prices to actual reported trade data for like securities. No changes to the fair values supplied by our pricing services have occurred as a result of our reviews. Based on these assessments, we have determined that the fair values of our Level 2 fixed income securities provided by our pricing services are reasonable.

Equity Securities: As of December 31, 2022, nearly all of our equity holdings were traded on an exchange. Exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). Equity securities not traded on an exchange, for which pricing is provided by a third-party pricing source using observable inputs, are classified as Level 2. Equity securities not traded on an exchange and that rely on one or more unobservable inputs in pricing are classified as Level 3.

Due to the relatively short-term nature of cash, short-term investments, accounts receivable and accounts payable, their carrying amounts are reasonable estimates of fair value. Our investments in private funds, classified as other invested assets, are measured using the investments' net asset value per share and are not categorized within the fair value hierarchy. The fair value of our long-term debt is discussed further in note 4.

R. SHARE-BASED COMPENSATION

We expense the estimated fair value of employee stock options and similar awards. We measure compensation cost for awards of equity instruments to employees based on the grant-date fair value of those awards and recognize compensation expense over the service period that the awards are expected to vest. The tax effects related to share-based payments are made through net earnings. See note 8 for further discussion and related disclosures regarding stock options.

S. RISKS AND UNCERTAINTIES

Certain risks and uncertainties are inherent in our day-to-day operations and in the process of preparing our consolidated financial statements. The more significant risks and uncertainties, as well as our attempt to mitigate, quantify and minimize such risks, are presented below and throughout the notes to the consolidated financial statements.

Insurance Risks

We compete with a large number of other companies in our selected lines of business. During periods of intense competition for premium, we are vulnerable to the actions of other companies who may seek to write business without the appropriate regard for risk and profitability. The insurance industry is often highly competitive, which can make it difficult to grow or maintain premium volume without sacrificing underwriting discipline and income. Our profitability can be significantly affected by the ability of our underwriters to accurately select and price risk and our claim personnel to appropriately deliver fair outcomes. We attempt to mitigate this risk by incentivizing our underwriters to maximize underwriting profit and remain disciplined in pricing and selecting risks. If we are unable to compete effectively in the markets in which we operate or expand our operations into new markets, our underwriting revenues may decline, as well as overall business results.

Our loss reserves are based on estimates and may be inadequate to cover our actual insured losses, which would negatively impact our profitability. As of December 31, 2022, we had $2.3 billion of gross loss and LAE reserves. Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to the Company and our payment of that loss. As part of the reserving process, we review historical data and consider the impact of various factors such as trends in claim frequency and severity, emerging economic and social trends, inflation and changes in the regulatory and litigation environments. If the actual amount of insured losses is greater than the amount we have reserved for these losses, our profitability would suffer.

Catastrophe Exposures

Our insurance coverages include exposure to catastrophic events. We monitor all catastrophe exposures by quantifying our exposed policy limits in each region and by using computer-assisted modeling techniques. Additionally, we limit our risk to such catastrophes through restraining the total policy limits written in each region and by purchasing reinsurance. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast, and windstorms to commercial properties throughout the Gulf and East Coast, as well as to homes we insure in Hawaii. Our catastrophe reinsurance treaty renewed on January 1, 2022. We purchased limits of $600 million in excess of $25 million first-dollar retention for earthquakes in California, $625 million in excess of a $25 million first-dollar retention for earthquakes outside of California and $475 million in excess of a $25 million first-dollar retention for all other perils, including wind. These amounts were subject to certain co-participations by the Company on losses in excess of the $25 million retentions. On May 1, 2022, we purchased $150 million of additional catastrophe reinsurance protection on top of the previously described coverage, to support growth in our catastrophe-exposed business. This increased the limits to $750 million for earthquakes in California, $775 million for earthquakes outside of California and $625 million for all other perils, including wind, all of which were still subject to $25 million first-dollar retentions and certain co-participations in excess of the retentions.

Our catastrophe reinsurance treaty renewed on January 1, 2023. We purchased reinsurance protections of $700 million in excess of $25 million first-dollar retention for earthquakes in California and $700 million in excess of a $50 million first-dollar retention for earthquakes outside of California. For other catastrophe events, such as hurricanes, we purchased reinsurance protection of $600 million in excess of a $50 million first dollar retention. These amounts are subject to certain co-participations by the Company on losses in excess of the retentions. We actively manage our catastrophe program to keep our net retention in line with risk tolerances and to optimize the risk/return trade off.

Environmental Exposures

We are subject to environmental claims and exposures primarily through our commercial excess, general liability and discontinued assumed casualty reinsurance lines of business. Although exposure to environmental claims exists in these lines of business, we seek to mitigate or control the extent of this exposure on the vast majority of this business. Our policies include pollution exclusions that have been continually updated to further strengthen them and our policies primarily cover moderate hazard risks.

We offer coverage for low to moderate environmental liability exposures for small contractors and asbestos and mold remediation specialists. We also provide limited coverage for individually underwritten underground storage tanks. The overall exposure is mitigated by focusing on smaller risks with low to moderate exposures. Risks that have large-scale exposures are avoided including petrochemical, chemical, mining, manufacturers and other risks that might be exposed to superfund sites. This business is covered under our casualty ceded reinsurance treaties.

We made loss and settlement expense payments on environmental liability claims and have loss and settlement expense reserves for others. We include this historical environmental loss experience with the remaining loss experience in the applicable line of business to project ultimate incurred losses and settlement expenses as well as related incurred but not reported (IBNR) loss and settlement expense reserves.

Although historical experience on environmental claims may not accurately reflect future environmental exposures, we used this experience to record loss and settlement expense reserves in the exposed lines of business. See further discussion of environmental exposures in note 6.

Reinsurance

Reinsurance does not discharge the Company from our primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, we would be liable. We continuously monitor the financial condition of prospective and existing reinsurers. As a result, we purchase reinsurance from a number of financially strong reinsurers. We provide an allowance for reinsurance balances deemed uncollectible. See further discussion of reinsurance exposures in note 5.

Investment Risk

Our investment portfolio is subject to market, credit and interest rate risks. The equity portfolio will fluctuate with movements in the overall stock market. While the equity portfolio has been constructed to have lower downside risk than the market, the portfolio is positively correlated with movements in domestic stocks. The bond portfolio is affected by interest rate changes and movement in credit spreads. We attempt to mitigate our interest rate and credit risks by constructing a well-diversified portfolio with high-quality securities with varied maturities. Downturns in the financial markets could have a negative effect on our portfolio. However, we attempt to manage this risk through asset allocation, duration and security selection.

Liquidity Risk

Liquidity is essential to our business and a key component of our concept of asset-liability matching. Our liquidity may be impaired by an inability to collect premium receivable or reinsurance recoverable balances in a timely manner, an inability to sell assets or redeem our investments, an inability to access funds from our insurance subsidiaries, unforeseen outflows of cash or large claim payments or an inability to access debt or equity capital markets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption, an operational problem that affects third parties or the Company, or even by the perception among market participants that we, or other market participants, are experiencing greater liquidity risk.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position by increasing our borrowing costs or limiting our access to the capital markets.

Financial Statements

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. The most significant of these amounts is the liability for unpaid losses and settlement expenses. Other estimates include investment valuation, the allowance for credit losses on fixed income securities, the collectability of reinsurance balances, recoverability of deferred tax assets and deferred policy acquisition costs. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on our expectations of future events. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

External Factors

Our insurance subsidiaries are highly regulated by the state in which they are incorporated and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments and regulate rates and forms insurers may charge for various coverages. We are also subject to insolvency and guaranty fund assessments for various programs designed to ensure policyholder indemnification. We generally accrue an assessment during the period in which it becomes probable that a liability has been incurred from an insolvency and the amount of the related assessment can be reasonably estimated.

The National Association of Insurance Commissioners (NAIC) has developed Property and Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support investment and underwriting risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. We regularly monitor our subsidiaries' internal capital requirements and the NAIC's RBC developments. As of December 31, 2022, we determined that our capital levels are well in excess of the minimum capital requirements for all RBC action levels and that our capital levels are sufficient to support the level of risk inherent in our operations. See note 9 for further discussion of statutory information and related insurance regulatory restrictions.

In addition, ratings are a critical factor in establishing the competitive position of insurance companies. Our insurance companies are rated by AM Best, S&P and Moody's. Their ratings reflect their opinions of an insurance company's and an insurance holding company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders.

2. INVESTMENTS

Our investments are primarily composed of fixed income debt securities and common stock equity securities. All of our debt securities are classified as available-for-sale, which are carried at fair value. Our equity portfolio consists of common stocks and exchange traded funds (ETF), which are carried at fair value.

A summary of net investment income is as follows:

(in thousands)		2022		2021		2020
Interest on fixed income securities	$	77,164	$	60,624	$	59,755
Dividends on equity securities		11,912		11,787		9,728
Interest on cash, short-term investments and other invested assets		2,467		2,639		3,379
Gross investment income	$	91,543	$	75,050	$	72,862
Less investment expenses		(5,465)		(6,188)		(4,969)
Net investment income	$	86,078	$	68,862	$	67,893

Pretax net realized gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized below.

(in thousands)		2022		2021		2020
Net realized gains (losses):						
Fixed income:						
Available-for-sale	$	(2,997)	$	1,859	$	3,872
Equity securities		20,287		62,512		15,796
Investment in unconsolidated investees		570,952		(61)		(187)
Other		273		(88)		(1,596)
Total net realized gains (losses)	$	588,515	$	64,222	$	17,885
Net changes in unrealized gains (losses) on investments:						
Equity securities	$	(118,912)	$	58,459	$	32,317
Other invested assets		(2,125)		6,799		(216)
Total unrealized gains (losses) on equity securities recognized in net earnings	$	(121,037)	$	65,258	$	32,101
Fixed income:						
Available-for-sale	$	(341,944)	$	(71,538)	$	67,350
Investment in unconsolidated investees		(10,994)		(3,047)		3,444
Other		(102)		44		369
Total unrealized gains (losses) recognized in other comprehensive earnings	$	(353,040)	$	(74,541)	$	71,163
Net realized gains (losses) and changes in unrealized gains (losses) on investments	$	114,438	$	54,939	$	121,149

The change in unrealized gain (loss) position was due to an increase in interest rates, decreasing the fair value of fixed income securities, as well as a decline in equity market returns during the year.

The following is a summary of the disposition of fixed income securities and equities for the years ended December 31, with separate presentations for sales and calls/maturities:

SALES			Gross Realized		Net Realized
(in thousands)	Proceeds		Gains	Losses	Gain (Loss)
2022					
Available-for-sale	$ 51,355	$	287	$ (2,849) $	(2,562)
Equities	62,212		21,623	(1,336)	20,287
2021					
Available-for-sale	$ 65,262	$	2,161	$ (815) $	1,346
Equities	180,256		64,298	(1,786)	62,512
2020					
Available-for-sale	$ 84,697	$	5,454	$ (1,777) $	3,677
Equities	79,368		25,338	(9,542)	15,796

CALLS/MATURITIES			Gross Realized		Net Realized
(in thousands)	Proceeds		Gains	Losses	Gain (Loss)
2022					
Available-for-sale	$ 1,393,704	$	196	$ (55) $	141
2021					
Available-for-sale	$ 376,751	$	638	$ (125) $	513
2020					
Available-for-sale	$ 283,107	$	821	$ (27) $	794

FAIR VALUE MEASUREMENTS

Assets measured at fair value on a recurring basis as of December 31, 2022 and 2021, are summarized below:

	2022			
(in thousands)	Quoted in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed income securities - available-for-sale				
U.S. government	$ —	$ 454,021	$ —	$ 454,021
U.S. agency	—	73,063	—	73,063
Non-U.S. government & agency	—	5,847	—	5,847
Agency MBS	—	331,806	—	331,806
ABS/CMBS/MBS*	—	240,736	—	240,736
Corporate	—	980,676	53,654	1,034,330
Municipal	—	527,147	—	527,147
Total fixed income securities - available-for-sale	$ —	$ 2,613,296	$ 53,654	$ 2,666,950
Equity securities	496,731	39	1,612	498,382
Total	$ 496,731	$ 2,613,335	$ 55,266	$ 3,165,332

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* Non-agency asset-backed, commercial mortgage-backed and mortgage-backed securities

(in thousands)		2021						
	Quoted in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
Fixed income securities - available-for-sale								
U.S. government	$	—	$	134,554	$	—	$	134,554
U.S. agency		—		32,760		—		32,760
Non-U.S. government & agency		—		8,481		—		8,481
Agency MBS		—		367,187		—		367,187
ABS/CMBS/MBS*		—		264,054		—		264,054
Corporate		—		913,577		43,518		957,095
Municipal		—		645,756		—		645,756
Total fixed income securities - available-for-sale	$	—	$	2,366,369	$	43,518	$	2,409,887
Equity securities		613,712		64		—		613,776
Total	$	613,712	$	2,366,433	$	43,518	$	3,023,663

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* Non-agency asset-backed, commercial mortgage-backed and mortgage-backed securities

The following table summarizes changes in the balance of Regulation D private placement securities whose fair value was measured using significant unobservable inputs (Level 3).

(in thousands)		Level 3 Securities
Balance as of January 1, 2022	$	43,518
Net realized and unrealized gains (losses)		
Included in net earnings as a part of:		
Net investment income		(693)
Net realized gains		(432)
Included in other comprehensive earnings		(7,291)
Total net realized and unrealized gains (losses)	$	(8,416)
Purchases		21,261
Transfers out of Level 3		(1,097)
Balance as of December 31, 2022	$	55,266
Change in unrealized gains (losses) during the period for Level 3 assets held at period-end - included in net realized gains	$	(432)
Change in unrealized gains (losses) during the period for Level 3 assets held at period-end - included in other comprehensive earnings	$	(7,291)

The amortized cost and estimated fair value of fixed income securities at December 31, 2022, by contractual maturity, are shown as follows:

(in thousands)	Amortized Cost		Fair Value	
Due in one year or less	$	332,951	$	331,761
Due after one year through five years		916,676		873,530
Due after five years through 10 years		522,104		474,025
Due after 10 years		523,729		415,092
ABS/CMBS/MBS*		649,813		572,542
Total available-for-sale	$	2,945,273	$	2,666,950

---

* Asset-backed, commercial mortgage-backed and mortgage-backed securities

Expected maturities may differ from contractual maturities due to call provisions on some existing securities.

The amortized cost and fair value of available-for-sale securities at December 31, 2022 and 2021 are presented in the tables below. Amortized cost does not include the $20.2 million and $16.4 million of accrued interest receivable as of December 31, 2022 and 2021, respectively.

(in thousands)	Amortized Cost		Allowance for Credit Losses		**2022** Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
U.S. government	$	462,884	$	—	$	8	$	(8,871)	$	454,021
U.S. agency		75,074		—		26		(2,037)		73,063
Non-U.S. government & agency		6,798		—		—		(951)		5,847
Agency MBS		373,687		—		336		(42,217)		331,806
ABS/CMBS/MBS*		276,126		(8)		62		(35,444)		240,736
Corporate		1,122,097		(331)		541		(87,977)		1,034,330
Municipal		628,607		—		1,265		(102,725)		527,147
Total fixed income	$	2,945,273	$	(339)	$	2,238	$	(280,222)	$	2,666,950

(in thousands)	Amortized Cost		Allowance for Credit Losses		**2021** Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
U.S. government	$	127,752	$	—	$	6,846	$	(44)	$	134,554
U.S. agency		30,403		—		2,374		(17)		32,760
Non-U.S. government & agency		8,297		—		338		(154)		8,481
Agency MBS		362,861		—		9,277		(4,951)		367,187
ABS/CMBS/MBS*		264,273		—		2,120		(2,339)		264,054
Corporate		925,394		(441)		37,247		(5,105)		957,095
Municipal		627,287		—		22,750		(4,281)		645,756
Total fixed income	$	2,346,267	$	(441)	$	80,952	$	(16,891)	$	2,409,887

* Non-agency asset-backed, commercial mortgage-backed and mortgage-backed securities

Asset-Backed, Commercial Mortgage-Backed and Mortgage-Backed Securities

Eighty-three percent of our collateralized securities carry the highest credit rating by one or more major rating agencies and continue to pay according to contractual terms.

For all fixed income securities at an unrealized loss at December 31, 2022, we believe it is probable that we will receive all contractual payments in the form of principal and interest. In addition, we are not required to, nor do we intend to, sell these investments prior to recovering the entire amortized cost basis of each security, which may be at maturity.

Municipal Bonds

As of December 31, 2022, approximately 46 percent of the municipal fixed income securities in the investment portfolio were general obligations of state and local governments and the remaining 54 percent were revenue based. Eighty-eight percent of our municipal fixed income securities were rated AA or better while 99 percent were rated A or better.

ALLOWANCE FOR CREDIT LOSSES AND UNREALIZED LOSSES ON FIXED INCOME SECURITIES

A reversible allowance for credit losses is required to be recognized on available-for-sale fixed income securities. Available-for-sale securities in the fixed income portfolio are subjected to several criteria to determine if those securities should be included in the allowance for expected credit loss evaluation, including:

- Changes in technology that may impair the earnings potential of the investment,

- The discontinuance of a segment of business that may affect future earnings potential,

- Reduction of or non-payment of interest and/or principal,

- Specific concerns related to the issuer's industry or geographic area of operation,

- Significant or recurring operating losses, poor cash flows and/or deteriorating liquidity ratios and

- Downgrades in credit quality by a major rating agency.

If changes in interest rates and credit spreads do not reasonably explain the unrealized loss for an available-for-sale security, or if any of the criteria above indicate a potential credit loss, the security is subjected to a discounted cash flow analysis. Inputs into the discounted cash flow analysis include prepayment assumptions for structured securities, default rates and recoverability rates based on credit rating. The allowance for any security is limited to the amount that the fair value is below amortized cost. As of December 31, 2022, the discounted cash flow analysis resulted in an allowance for credit losses on 14 securities. The following table presents changes in the allowance for expected credit losses on available-for-sale securities:

(in thousands)	2022		2021	
Beginning balance	$	441	$	397
Increase to allowance from securities for which credit losses were not previously recorded		337		4
Reduction from securities sold during the period		(671)		(4)
Net increase (decrease) from securities that had an allowance at the beginning of the period		232		44
Ending balance	$	339	$	441

Net realized gains included $0.1 million of losses on fixed income securities for which we no longer had the intent to hold until recovery and for which the cost basis was written down to fair value. No such losses were recognized in 2021. All fixed income securities continue to pay the expected coupon payments. We believe we will recover the amortized cost basis of available-for-sale securities that remain in an unrealized loss position.

As of December 31, 2022, in addition to the securities included in the allowance for credit losses, the fixed income portfolio contained 1,473 securities with an unrealized loss position for which an allowance for credit losses had not been recorded. The $280.2 million in associated unrealized losses represents 9.5 percent of the fixed income portfolio's cost basis and 8.6 percent of total invested assets. Isolated to these securities, unrealized losses at the end of 2022 increased compared to the previous year due to increasing interest rates which reduce the fair value of fixed income securities. Of the total 1,473 securities, 518 have been in an unrealized loss position for 12 consecutive months or longer. The following table illustrates the total value of fixed income securities that were in an unrealized loss position as of December 31, 2022 and 2021. All fixed income securities continue to pay the expected coupon payments and we believe we will recover the amortized cost basis of available-for-sale securities that remain in an unrealized loss position.

(in thousands)	December 31, 2022			December 31, 2021		
	< 12 Mos.	12 Mos. & Greater	Total	< 12 Mos.	12 Mos. & Greater	Total
U.S. government						
Fair value	$ 399,361	$ 8,828	$ 408,189	$ 2,942	$ —	$ 2,942
Amortized cost	407,340	9,720	417,060	2,986	—	2,986
Unrealized loss	$ (7,979)	$ (892)	$ (8,871)	$ (44)	$ —	$ (44)
U.S. agency						
Fair value	$ 32,987	$ 2,170	$ 35,157	$ 1,498	$ —	$ 1,498
Amortized cost	34,627	2,567	37,194	1,515	—	1,515
Unrealized loss	$ (1,640)	$ (397)	$ (2,037)	$ (17)	$ —	$ (17)
Non-U.S. government & agency						
Fair value	$ 3,626	$ 2,221	$ 5,847	$ 4,346	$ —	$ 4,346
Amortized cost	3,798	3,000	6,798	4,500	—	4,500
Unrealized loss	$ (172)	$ (779)	$ (951)	$ (154)	$ —	$ (154)
Agency MBS						
Fair value	$ 197,252	$ 117,851	$ 315,103	$ 102,145	$ 62,669	$ 164,814
Amortized cost	212,776	144,544	357,320	104,336	65,429	169,765
Unrealized loss	$ (15,524)	$ (26,693)	$ (42,217)	$ (2,191)	$ (2,760)	$ (4,951)
ABS/CMBS/MBS*						
Fair value	$ 96,754	$ 136,149	$ 232,903	$ 150,997	$ 3,935	$ 154,932
Amortized cost	104,724	163,623	268,347	153,235	4,036	157,271
Unrealized loss	$ (7,970)	$ (27,474)	$ (35,444)	$ (2,238)	$ (101)	$ (2,339)
Corporate						
Fair value	$ 660,830	$ 323,337	$ 984,167	$ 217,791	$ 53,818	$ 271,609
Amortized cost	697,437	374,707	1,072,144	221,010	55,704	276,714
Unrealized loss	$ (36,607)	$ (51,370)	$ (87,977)	$ (3,219)	$ (1,886)	$ (5,105)
Municipal						
Fair value	$ 228,827	$ 204,324	$ 433,151	$ 162,998	$ 15,037	$ 178,035
Amortized cost	255,240	280,636	535,876	166,602	15,714	182,316
Unrealized loss	$ (26,413)	$ (76,312)	$ (102,725)	$ (3,604)	$ (677)	$ (4,281)
Total fixed income						
Fair value	$ 1,619,637	$ 794,880	$ 2,414,517	$ 642,717	$ 135,459	$ 778,176
Amortized cost	1,715,942	978,797	2,694,739	654,184	140,883	795,067
Unrealized loss	$ (96,305)	$ (183,917)	$ (280,222)	$ (11,467)	$ (5,424)	$ (16,891)

*   Non-agency asset-backed, commercial mortgage-backed and mortgage-backed securities

OTHER INVESTED ASSETS

We had $47.9 million of other invested assets at December 31, 2022, compared to $50.5 million at the end of 2021. Other invested assets include investments in low-income housing tax credit (LIHTC) partnerships, membership stock in the Federal Home Loan Bank of Chicago (FHLBC) and investments in private funds. Our LIHTC investments are carried at amortized cost and our investment in FHLBC stock is carried at cost. Due to the nature of the LIHTC and our membership in the FHLBC, their carrying amounts approximate fair value. The private funds are carried at fair value, using each investments' net asset value.

Our LIHTC interests had a balance of $13.5 million at December 31, 2022, compared to $16.6 million at December 31, 2021, and recognized a total tax benefit of $3.4 million during 2022, compared to $3.6 million during 2021 and $3.5 million during 2020. Our unfunded commitment for our LIHTC investments totaled $1.3 million at December 31, 2022 and will be paid out in installments through 2035.

Our investments in private funds totaled $28.4 million at December 31, 2022, compared to $28.6 million at December 31, 2021, and we had $4.9 million of associated unfunded commitments at December 31, 2022. Our interest in private funds is generally restricted from being transferred or otherwise redeemed without prior consent by the respective entities and the timed dissolution of the partnerships would trigger redemption.

Restricted Assets

As of December 31, 2022, $57.3 million of investments were pledged as collateral with the FHLBC to ensure timely access to the secured lending facility that ownership of the FHLBC stock provides. On November 10, 2021 RLI Insurance Company borrowed $50.0 million from the FHLBC, which was outstanding as of December 31, 2022.

As of December 31, 2022, fixed income securities with a carrying value of $88.6 million were on deposit with regulatory authorities as required by law.

3. POLICY ACQUISITION COSTS

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

(in thousands)	2022	2021	2020
Deferred policy acquisition costs (DAC), beginning of year	$ 103,553	$ 88,425	$ 85,044
Deferred:			
Direct commissions	$ 277,553	$ 236,145	$ 200,917
Premium taxes	18,616	17,012	14,783
Ceding commissions	(39,458)	(47,592)	(42,115)
Net deferred	$ 256,711	$ 205,565	$ 173,585
Amortized	232,405	190,437	170,204
DAC, end of year	$ 127,859	$ 103,553	$ 88,425
Policy acquisition costs:			
Amortized to expense - DAC	$ 232,405	$ 190,437	$ 170,204
Period costs:			
Ceding commission - contingent	(5,882)	(4,303)	(4,053)
Other underwriting expenses	143,109	131,334	120,287
Total policy acquisition costs	$ 369,632	$ 317,468	$ 286,438

4. DEBT

As of December 31, 2022, outstanding debt balances totaled $199.9 million, net of unamortized discount and debt issuance costs.

On October 2, 2013, we completed a public debt offering, issuing $150.0 million in senior notes maturing September 15, 2023, and paying interest semi-annually at the rate of 4.875 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $148.6 million. The amount of the discount is being charged to income over the life of the debt on an effective yield basis. The carrying value of the senior note was $149.9 million and the estimated fair value was $149.9 million as of December 31, 2022. The fair value of our long-term debt is based on the limited observable prices that reflect thinly traded securities and is therefore classified as a Level 2 liability within the fair value hierarchy.

On November 10, 2021, RLI Ins. borrowed $50.0 million from the Federal Home Loan Bank of Chicago. The borrowing matures on November 10, 2023 and has an option to pay off the debt early beginning on November 10, 2022. Interest is paid monthly at an annualized rate of 0.84 percent.

We paid $7.7 million of interest on our debt in 2022 and $7.3 million in 2021 and 2020. The average rate on debt was 3.89 in 2022, 4.77 percent in 2021 and 4.91 percent in 2020.

We maintain a revolving line of credit with Bank of Montreal, Chicago Branch, which permits the Company to borrow up to an aggregate principal amount of $60.0 million. This facility was entered into during 2020 and replaced the previous $50.0 million facility with JP Morgan Chase Bank N.A. Under certain conditions, the line may be increased up to an aggregate principal amount of $120.0 million. This facility has a three-year term that expires on March 27, 2023. As of and during the years ended December 31, 2022, 2021 and 2020, no amounts were outstanding on these facilities.

5. REINSURANCE

In the ordinary course of business, our insurance subsidiaries assume and cede premiums and selected insured risks with other insurance companies, known as reinsurance. A large portion of the reinsurance is put into effect under contracts known as treaties and, in some instances, by negotiation on each individual risk known as facultative reinsurance. In addition, there are several types of treaties including quota share, excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements allow the Company to pursue greater diversification of business and serve to limit the maximum net loss to a single event, such as a catastrophe. Through the quantification of exposed policy limits in each region and the extensive use of computer-assisted modeling techniques, we monitor the concentration of risks exposed to catastrophic events.

Through the purchase of reinsurance, we also limit our net loss on any individual risk to a maximum of $9.7 million, although retentions can vary.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	2022	2021	2020
WRITTEN			
Direct	$ 1,531,656	$ 1,313,093	$ 1,107,303
Reinsurance assumed	33,830	34,261	29,129
Reinsurance ceded	(323,950)	(289,821)	(244,344)
Net	$ 1,241,536	$ 1,057,533	$ 892,088
EARNED			
Direct	$ 1,425,165	$ 1,222,346	$ 1,062,608
Reinsurance assumed	35,680	30,950	27,651
Reinsurance ceded	(316,409)	(272,393)	(224,512)
Net	$ 1,144,436	$ 980,903	$ 865,747
LOSSES AND SETTLEMENT EXPENSES INCURRED			
Direct	$ 776,448	$ 703,903	$ 608,638
Reinsurance assumed	22,813	18,087	18,783
Reinsurance ceded	(284,885)	(265,388)	(184,537)
Net	$ 514,376	$ 456,602	$ 442,884

More than 93 percent of our reinsurance recoverables are due from companies with financial strength ratings of A or better by AM Best and S&P rating services. The following table displays net reinsurance balances recoverable, after consideration of collateral, from our top reinsurers as of December 31, 2022. These reinsurers all have financial strength ratings of A or better by AM Best and S&P's ratings services. Also shown are the amounts of written premium ceded to these reinsurers during the calendar year 2022.

(dollars in thousands)	AM Best Rating	S&P Rating	Net Reinsurer Exposure as of 12/31/2022	Percent of Total	Ceded Premiums Written	Percent of Total
Munich Re / HSB	A+, Superior	AA-, Very Strong	$ 110,142	13.6 %	$ 35,040	10.8 %
Renaissance Re	A+, Superior	A+, Strong	82,929	10.3 %	22,865	7.1 %
Nationwide Mutual	A+, Superior	A+, Strong	45,492	5.6 %	21,493	6.6 %
Aspen UK Ltd.	A, Excellent	A-, Strong	43,632	5.4 %	11,021	3.4 %
Safety National	A++, Superior	A+, Strong	42,218	5.2 %	14,971	4.6 %
Endurance Re	A+, Superior	A+, Strong	40,979	5.1 %	5,570	1.7 %
Berkley Insurance Co.	A+, Superior	A+, Strong	36,105	4.5 %	8,931	2.8 %
Lloyds of London	A, Excellent	A+, Strong	34,737	4.3 %	26,677	8.2 %
Partner Re	A+, Superior	A+, Strong	34,322	4.3 %	15,363	4.7 %
Hannover Ruckversicherung	A+, Superior	AA-, Very Strong	33,507	4.2 %	16,746	5.2 %
Scor Re	A+, Superior	A+, Strong	32,153	4.0 %	6,048	1.9 %
Toa Re	A, Excellent	A+, Strong	27,278	3.4 %	13,092	4.0 %
Liberty Mutual	A, Excellent	A, Strong	24,665	3.1 %	6,140	1.9 %
Odyssey America Re	A, Excellent	A, Strong	23,945	3.0 %	9,049	2.8 %
All other reinsurers*			194,683	24.0 %	110,944	34.3 %
Total ceded exposure			$ 806,787	100.0 %	$ 323,950	100.0 %

* All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 2 percent of shareholders' equity.

The allowances for uncollectible amounts on paid and unpaid recoverables were $16.1 million and $11.3 million, respectively, at December 31, 2022. At December 31, 2021, the amounts were $16.1 million and $11.2 million, respectively. Changes in the allowances during 2022 were due to changes in the amount of reinsurance balances outstanding, the composition of reinsurers from whom the balances were recoverable and their associated S&P default ratings. No write-offs were applied to the allowances in 2022 and less than $0.1 million was recovered. We have no receivables with a due date that extends beyond one year that are not included in our allowance for uncollectible amounts.

6. HISTORICAL LOSS AND LAE DEVELOPMENT

The following table is a reconciliation of our unpaid losses and settlement expenses (LAE) for the years 2022, 2021 and 2020:

(in thousands)	2022	2021	2020
Unpaid losses and LAE at beginning of year:			
Gross	$ 2,043,555	$ 1,750,049	$ 1,574,352
Ceded	(608,086)	(443,729)	(384,517)
Net	$ 1,435,469	$ 1,306,320	$ 1,189,835
Adoption impact of ASU 2016-13 on reinsurance balances recoverable	$ —	$ —	$ (1,345)
Increase (decrease) in incurred losses and LAE:			
Current accident year	$ 636,955	$ 582,065	$ 543,937
Prior accident years	(122,579)	(125,463)	(101,053)
Total incurred	$ 514,376	$ 456,602	$ 442,884
Loss and LAE payments for claims incurred:			
Current accident year	$ (97,525)	$ (101,590)	$ (93,077)
Prior accident year	(276,772)	(225,863)	(231,977)
Total paid	$ (374,297)	$ (327,453)	$ (325,054)
Net unpaid losses and LAE at end of year	$ 1,575,548	$ 1,435,469	$ 1,306,320
Unpaid losses and LAE at end of year:			
Gross	$ 2,315,637	$ 2,043,555	$ 1,750,049
Ceded	(740,089)	(608,086)	(443,729)
Net	$ 1,575,548	$ 1,435,469	$ 1,306,320

We adopted ASU 2016-13, Financial Instruments – Credit Losses, on January 1, 2020, which required financial assets, including reinsurance balances recoverable, to be presented at the net amount expected to be collected. We previously maintained an allowance for uncollectible reinsurance balances prior to the adoption of this update. However, in order to comply with the updated requirements, we released $1.3 million of the allowance on uncollectible reinsurance balances upon adoption. The implementation guidance required the cumulative-effect adjustment be made to the beginning balance of retained earnings, rather than through net earnings like historical changes have and ongoing modifications will continue to be recorded.

Loss development occurs when our current estimate of ultimate losses, established through our reserve analysis processes, differs from the initial reserve estimate. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is continually updated until all claims in a defined set are settled. As a small specialty insurer with a diversified product portfolio, our experience will ordinarily exhibit fluctuations from period to period. While we attempt to identify and react to changes in the loss environment, we also must consider the volume of claim experience directly available to the Company and interpret any particular period's indications with a realistic technical understanding of the reliability of those observations.

The following is information about incurred and paid loss development as of December 31, 2022, net of reinsurance, as well as cumulative claim frequency, the total of IBNR liabilities included within the net incurred loss amounts and average historical claims duration as of December 31, 2022. The loss information has been disaggregated so that only losses that are expected to develop in a similar manner are grouped together. This has resulted in the presentation of loss information for our property and surety segments at the segment level, while information for our casualty segment has been separated in four groupings: primary occurrence, excess occurrence, claims made and transportation. Primary occurrence includes select lines within the professional services product along with general liability, small commercial and other casualty products. Excess occurrence encompasses commercial excess and personal umbrella, while claims made includes select lines within the professional services product, executive products and other casualty. Reported claim counts represent claim events on a specified policy rather than individual claimants and includes claims that did not or are not expected to result in an incurred loss. The information about incurred and paid claims development for the years ended December 31, 2013 to 2021 is presented as unaudited required supplementary information.

Casualty - Primary Occurrence
(in thousands, except number of claims)

| | Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance | | | | | | | | | | As of December 31, 2022 | |
| | For the Years Ended December 31, | | | | | | | | | | | Cumulative Number of Reported |
AY	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022	Total IBNR	Claims
2013	$ 80,823	$ 67,297	$ 62,882	$ 60,329	$ 60,162	$ 59,556	$ 59,116	$ 57,106	$ 57,519	$ 58,434	$ 1,690	4,326
2014		88,092	79,497	71,592	67,237	66,389	66,702	65,636	63,727	64,449	2,623	4,298
2015			94,835	84,975	83,579	78,675	76,398	75,470	75,438	77,110	4,022	4,408
2016				101,950	96,753	90,611	85,449	83,374	79,440	77,729	6,700	4,332
2017					119,741	111,391	102,583	95,513	90,759	90,344	10,770	4,529
2018						141,513	130,281	125,731	115,076	114,414	21,681	4,873
2019							146,011	135,209	120,570	109,051	38,075	5,273
2020								145,171	137,439	122,785	60,440	4,603
2021									142,797	128,483	81,085	4,368
2022										155,203	119,846	3,856
									Total	$ 998,002		

| | Cumulative Paid Loss and Loss Adjustment Expenses, Net of Reinsurance | | | | | | | | | |
| | For the Years Ended December 31, | | | | | | | | | |
AY	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2013	$ 6,334	$ 13,021	$ 22,366	$ 34,786	$ 40,609	$ 45,753	$ 47,783	$ 49,411	$ 50,597	$ 53,375
2014		11,436	18,771	29,545	40,270	47,343	52,387	55,965	56,784	58,361
2015			10,157	19,902	33,020	45,056	54,270	58,866	62,997	68,650
2016				10,142	24,186	35,764	48,042	56,152	60,349	65,517
2017					13,154	25,933	38,783	52,823	62,236	71,419
2018						15,066	32,365	48,424	63,980	78,103
2019							15,698	30,673	41,911	57,750
2020								17,096	30,596	45,267
2021									14,428	29,633
2022										17,714
* Presented as unaudited required supplementary information.									Total	$ 545,789
						All outstanding liabilities before 2013, net of reinsurance			9,314
						Liabilities for losses and loss adjustment expenses, net of reinsurance			$ 461,527

| | Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance* | | | | | | | | | |
Years	1	2	3	4	5	6	7	8	9	10
	13.3%	13.3%	14.4%	16.1%	11.0%	7.6%	5.3%	3.8%	2.2%	4.8%

Casualty - Excess Occurrence
(in thousands, except number of claims)

| | Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance | | | | | | | | | | As of December 31, 2022 | |
| | For the Years Ended December 31, | | | | | | | | | | | Cumulative Number of Reported |
AY	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022	Total IBNR	Claims
2013	$ 39,984	$ 34,824	$ 26,857	$ 25,425	$ 25,599	$ 24,922	$ 25,496	$ 25,073	$ 24,836	$ 24,306	$ 1,155	950
2014		50,889	39,095	35,119	32,274	33,372	33,458	35,128	35,683	35,918	2,367	928
2015			53,672	50,857	47,392	42,840	43,328	42,446	41,690	41,471	3,017	702
2016				56,341	49,385	37,676	33,125	30,251	29,671	29,940	6,349	651
2017					62,863	55,868	48,363	44,737	43,249	41,620	13,877	646
2018						69,362	62,646	54,626	51,023	49,861	22,833	612
2019							88,078	89,691	79,083	80,147	38,161	659
2020								107,579	98,409	90,274	61,116	558
2021									136,433	136,354	81,568	656
2022										153,895	107,953	447
									Total	$ 683,786		

| | Cumulative Paid Loss and Loss Adjustment Expenses, Net of Reinsurance | | | | | | | | | |
| | For the Years Ended December 31, | | | | | | | | | |
AY	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2013	$ 1,060	$ 5,701	$ 10,967	$ 14,545	$ 16,967	$ 17,956	$ 18,524	$ 21,229	$ 22,154	$ 22,505
2014		1,899	4,006	11,002	18,852	22,541	23,376	26,068	28,963	30,484
2015			2,048	10,127	19,571	23,184	28,756	31,352	32,752	35,958
2016				1,068	3,396	7,441	10,054	12,703	14,400	17,807
2017					17	5,679	9,275	15,441	18,470	22,835
2018						2,506	5,823	10,801	17,294	22,016
2019							4,213	19,044	25,389	33,375
2020								2,901	13,856	20,988
2021									5,317	23,841
2022										7,479

* Presented as unaudited required supplementary information.

Total	$ 237,288
All outstanding liabilities before 2013, net of reinsurance	21,094
Liabilities for losses and loss adjustment expenses, net of reinsurance	$ 467,592

| | Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance* | | | | | | | | | |
Years	1	2	3	4	5	6	7	8	9	10
	4.0%	13.0%	14.0%	13.1%	9.9%	5.8%	6.1%	9.0%	4.0%	1.4%

Casualty - Claims Made
(in thousands, except number of claims)

| | Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance | | | | | | | | | | As of December 31, 2022 | |
| | For the Years Ended December 31, | | | | | | | | | | | Cumulative Number of Reported |
AY	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022	Total IBNR	Claims
2013	$ 40,095	$ 41,488	$ 44,054	$ 40,288	$ 38,473	$ 37,959	$ 38,352	$ 37,974	$ 37,950	$ 37,817	$ 463	1,042
2014		53,929	55,386	58,152	55,350	51,554	53,841	53,783	52,619	52,796	1,584	1,305
2015			55,006	47,831	42,206	39,906	39,653	39,619	38,609	37,578	1,248	1,338
2016				59,992	67,760	69,493	67,728	64,730	65,078	61,876	2,451	1,507
2017					60,572	62,450	62,714	57,450	59,907	61,546	4,455	1,647
2018						66,128	62,416	56,468	48,457	47,692	10,412	1,394
2019							62,918	61,712	52,224	46,500	16,958	1,512
2020								60,278	56,785	46,853	29,739	1,294
2021									51,219	45,854	32,103	1,216
2022										58,289	43,827	1,005
									Total	$ 496,801		

| | Cumulative Paid Loss and Loss Adjustment Expenses, Net of Reinsurance | | | | | | | | | |
| | For the Years Ended December 31, | | | | | | | | | |
AY	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2013	$ 792	$ 7,073	$ 18,425	$ 26,121	$ 29,678	$ 32,789	$ 34,535	$ 35,476	$ 36,078	$ 36,800
2014		1,705	9,775	27,923	35,755	40,080	44,127	46,122	50,714	51,063
2015			2,215	10,738	16,774	20,920	28,795	32,241	33,529	34,671
2016				2,060	14,558	27,465	39,370	47,999	52,846	53,737
2017					2,455	11,350	22,728	36,522	42,918	47,087
2018						1,964	11,965	18,840	24,918	27,351
2019							1,839	8,123	14,117	19,930
2020								1,488	5,687	10,412
2021									999	5,615
2022										2,088

* Presented as unaudited required supplementary information.

Total	$ 288,754
All outstanding liabilities before 2013, net of reinsurance	3,249
Liabilities for losses and loss adjustment expenses, net of reinsurance	$ 211,296

| | Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance* | | | | | | | | | |
Years	1	2	3	4	5	6	7	8	9	10
	3.6%	15.9%	19.6%	16.2%	11.3%	7.9%	3.3%	4.7%	1.1%	1.9%

Casualty - Transportation
(in thousands, except number of claims)

| | | | | | Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance | | | | | | As of December 31, 2022 | |
| | | | | | For the Years Ended December 31, | | | | | | | Cumulative Number of Reported |
AY	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022	Total IBNR	Claims
2013	$ 32,742	$ 32,853	$ 32,989	$ 37,673	$ 38,811	$ 39,974	$ 39,309	$ 39,183	$ 39,586	$ 39,598	$ 103	2,853
2014		38,361	33,015	36,452	38,590	40,202	40,508	41,156	41,974	42,067	412	3,099
2015			38,561	46,258	47,021	46,395	45,162	45,525	45,807	46,685	684	3,187
2016				50,430	53,519	54,105	52,277	52,818	53,915	55,718	1,152	3,943
2017					55,640	53,641	45,017	43,764	45,351	46,742	1,480	3,640
2018						57,597	54,592	38,719	36,468	35,442	2,428	3,404
2019							58,297	56,129	43,976	41,925	4,182	3,317
2020								43,573	35,524	27,665	5,844	1,647
2021									51,322	51,581	14,902	2,307
2022										60,862	14,645	2,520
									Total	$ 448,285		

| | | | | | Cumulative Paid Loss and Loss Adjustment Expenses, Net of Reinsurance | | | | | |
| | | | | | For the Years Ended December 31, | | | | | |
AY	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2013	$ 5,306	$ 11,978	$ 19,761	$ 28,220	$ 33,480	$ 35,923	$ 37,327	$ 37,915	$ 38,172	$ 38,531
2014		7,125	13,933	19,676	27,457	33,190	38,282	40,006	40,427	41,528
2015			6,984	20,709	29,554	37,222	39,339	41,345	42,626	45,002
2016				8,923	18,354	30,354	38,001	43,564	47,488	52,555
2017					7,979	17,070	24,090	30,260	36,141	41,064
2018						6,980	12,827	19,216	24,503	28,844
2019							7,148	15,852	21,120	26,422
2020								3,986	7,876	12,035
2021									5,341	15,345
2022										6,442

* Presented as unaudited required supplementary information.

Total $ 307,768

All outstanding liabilities before 2013, net of reinsurance 1,220

Liabilities for losses and loss adjustment expenses, net of reinsurance $ 141,737

| | Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance* | | | | | | | | | |
Years	1	2	3	4	5	6	7	8	9	10
	15.0%	18.8%	16.8%	15.8%	11.0%	8.0%	4.9%	2.5%	1.6%	0.9%

Property
(in thousands, except number of claims)

| | | | | | Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance | | | | | | As of December 31, 2022 | |
| | | | | | For the Years Ended December 31, | | | | | | | Cumulative Number of Reported |
AY	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022	Total IBNR	Claims
2013	$ 63,864	$ 62,090	$ 62,173	$ 62,114	$ 61,914	$ 61,834	$ 61,776	$ 61,623	$ 61,400	$ 61,371	$ 7	2,996
2014		56,587	49,441	48,801	48,761	49,217	49,444	49,479	49,520	49,468	15	4,564
2015			59,863	56,103	53,958	52,720	53,111	52,781	52,878	53,359	25	4,076
2016				62,900	55,594	55,384	55,930	55,424	55,383	55,536	150	3,377
2017					90,803	83,273	84,961	82,671	82,319	81,912	801	2,893
2018						89,091	83,457	79,961	80,470	79,093	1,443	2,337
2019							71,232	65,189	61,116	59,901	1,141	2,453
2020								118,247	110,466	108,546	12,532	2,855
2021									135,447	116,424	16,900	3,071
2022										138,756	53,549	2,505
									Total	$ 804,366		

| | | | | | Cumulative Paid Loss and Loss Adjustment Expenses, Net of Reinsurance | | | | | |
| | | | | | For the Years Ended December 31, | | | | | |
AY	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2013	$ 32,208	$ 50,840	$ 57,407	$ 59,259	$ 60,520	$ 61,195	$ 61,325	$ 61,335	$ 61,188	$ 61,188
2014		30,550	43,380	46,148	46,528	47,799	49,027	49,259	49,317	49,339
2015			32,184	49,348	50,197	51,290	52,078	52,342	52,400	53,208
2016				33,134	46,921	51,371	53,006	54,328	54,747	55,215
2017					41,314	66,818	74,415	78,360	80,581	80,958
2018						37,048	68,264	72,357	75,253	76,378
2019							30,703	51,740	55,092	57,038
2020								43,192	79,660	88,401
2021									57,272	89,174
2022										44,667

* Presented as unaudited required supplementary information.

Total $ 655,566

All outstanding liabilities before 2013, net of reinsurance 1,101

Liabilities for losses and loss adjustment expenses, net of reinsurance $ 149,901

| | Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance* | | | | | | | | | |
Years	1	2	3	4	5	6	7	8	9	10
	50.4%	31.1%	6.7%	2.9%	2.1%	1.1%	0.4%	0.5%	(0.1)%	0.0%

Surety
(in thousands, except number of claims)

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance

As of December 31, 2022

For the Years Ended December 31,

AY	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022	Total IBNR	Cumulative Number of Reported Claims
2013	$ 16,080	$ 7,516	$ 6,170	$ 5,399	$ 5,271	$ 5,231	$ 5,209	$ 5,107	$ 5,046	$ 5,139	$ 3	1,411
2014		16,450	8,106	5,225	4,427	4,267	4,319	4,266	4,227	4,230	5	1,357
2015			16,958	12,957	11,113	10,456	9,792	9,521	9,275	8,580	21	1,244
2016				18,928	11,062	9,351	8,895	8,391	7,948	8,134	81	1,389
2017					16,127	8,641	8,798	8,116	8,034	7,769	158	1,826
2018						16,765	7,227	4,564	3,947	3,996	244	1,362
2019							14,785	7,205	5,053	4,062	860	1,178
2020								19,241	14,840	12,378	4,214	895
2021									18,540	11,724	7,826	767
2022										20,185	18,683	527
									Total	$ 86,197		

Cumulative Paid Loss and Loss Adjustment Expenses, Net of Reinsurance

For the Years Ended December 31,

AY	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021*	2022
2013	$ 1,116	$ 2,856	$ 4,701	$ 4,911	$ 5,098	$ 5,150	$ 5,128	$ 5,061	$ 5,029	$ 5,131
2014		722	4,283	4,166	4,059	4,131	4,234	4,214	4,197	4,218
2015			3,192	6,719	7,695	9,436	9,183	9,186	9,168	8,462
2016				3,087	5,817	6,299	7,640	8,086	7,673	7,946
2017					979	2,862	7,062	7,221	7,362	7,372
2018						1,835	2,588	2,368	2,536	3,020
2019							336	2,433	2,765	3,039
2020								835	2,719	3,828
2021									1,197	3,229
2022										(241)
* Presented as unaudited required supplementary information.									Total	$ 46,004
							All outstanding liabilities before 2013, net of reinsurance			(77)
							Liabilities for losses and loss adjustment expenses, net of reinsurance			$ 40,116

Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance*

Years	1	2	3	4	5	6	7	8	9	10
	19.6%	35.6%	14.5%	7.3%	3.6%	(0.3)%	0.6%	(3.3)%	(0.1)%	2.0%

The following is a reconciliation of the net incurred and paid loss development tables to the liability for unpaid losses and settlement expenses in the consolidated balance sheet:

(in thousands)		December 31, 2022		December 31, 2021
Net outstanding liabilities:				
Casualty - Primary Occurrence	$	461,527	$	453,142
Casualty - Excess Occurrence		467,592		384,579
Casualty - Claims Made		211,296		209,705
Casualty - Transportation		141,737		131,531
Property		149,901		124,652
Surety		40,116		34,244
Unallocated loss adjustment expenses		61,752		59,391
Allowance for uncollectible reinsurance balances recoverable on unpaid losses and settlement expenses		11,250		11,188
Other		30,377		27,037
Liabilities for unpaid loss and settlement expenses, net of reinsurance	$	1,575,548	$	1,435,469
Reinsurance recoverable on unpaid claims:				
Casualty - Primary Occurrence	$	46,674	$	43,688
Casualty - Excess Occurrence		138,822		122,092
Casualty - Claims Made		298,930		271,259
Casualty - Transportation		78,456		66,283
Property		137,613		65,098
Surety		50,737		50,743
Allowance for uncollectible reinsurance balances recoverable on unpaid losses and settlement expenses		(11,250)		(11,188)
Other		107		111
Total reinsurance balances recoverable on unpaid losses and settlement expenses	$	740,089	$	608,086
Total gross liability for unpaid loss and settlement expenses	$	2,315,637	$	2,043,555

DETERMINATION OF IBNR

Initial carried IBNR reserves are determined through a reserve estimation process. For most casualty and surety products, this process involves the use of an initial loss and allocated loss adjustment expense (ALAE) ratio that is applied to the earned premium for a given period. Payments and case reserves are subtracted from this initial estimate of ultimate loss and ALAE to determine a carried IBNR reserve. For most property products, the IBNR reserves are determined by IBNR percentages applied to premium earned. The percentages are determined based on historical reporting patterns and are updated periodically. No deductions for paid or case reserves are made. Shortly after natural or man-made catastrophes, we review insured locations exposed to the event and model losses based on our own exposures and industry loss estimates of the event. We also consider our knowledge of frequency and severity from early claim reports to determine an appropriate reserve for the catastrophe. Adjustments to the initial loss ratio by product and segment are made where necessary and reflect updated assumptions regarding loss experience, loss trends, price changes and prevailing risk factors.

Actuaries perform a ground-up reserve study of the expected value of the unpaid loss and LAE derived using multiple standard actuarial methodologies on a quarterly basis. Each method produces an estimate of ultimate loss by accident year. We review all of these various estimates and assign weights to each based on the characteristics of the product being reviewed. These estimates are then compared to the carried loss reserves to determine the appropriateness of the current reserve balance. In addition, an emergence analysis is completed quarterly to determine if further adjustments are necessary.

Upon completion of our loss and LAE estimation analysis, a review of the resulting variance between the indicated reserves and the carried reserves takes place. Our actuaries make a recommendation to management in regards to booked reserves that reflect their analytical assessment and view of estimation risk. After discussion of these analyses and all relevant risk factors, the Loss Reserve Committee, a panel of management including the lead reserving actuary, chief executive officer, chief operating officer, chief financial officer and other executives, confirms the appropriateness of the reserve balances.

Actuarial models base future loss emergence on historical experience, with adjustments for current trends. We expect the timing of loss emergence and ultimate loss ratios for certain coverages we underwrite will be affected as a result of COVID-19 and the related economic impact. The industry is experiencing new issues, including the postponement of civil court cases, the extension of various statutes of limitations, claim uncertainty due to supply shortages and changes in settlement trends. Our recorded reserves include consideration of these factors, but the duration and degree to which these issues persist, along with potential legislative, regulatory or judicial actions, could result in loss reserve deficiencies and reduce earnings in future periods.

DEVELOPMENT OF IBNR RESERVES

The following table summarizes our prior accident years' loss reserve development by segment for 2022, 2021 and 2020:

(in thousands)	2022	2021	2020
Casualty	$ (87,225)	$ (108,632)	$ (75,075)
Property	(24,927)	(10,981)	(13,019)
Surety	(10,427)	(5,850)	(12,959)
Total	$ (122,579)	$ (125,463)	$ (101,053)

A discussion of significant components of reserve development for the three most recent calendar years follows:

2022. We experienced favorable emergence relative to prior years' reserve estimates in all of our segments during 2022. The casualty segment contributed $87.2 million in favorable development. Accident years 2016 and 2018 through 2021 contributed the majority of the favorable development, with earlier years developing favorably in aggregate to a lesser extent. Risk selection by our underwriters continued to provide better results than estimated in our reserving process. Within the primary occurrence grouping, the general liability product contributed $28.3 million to our favorable development. Small commercial products were favorable by $4.6 million. Within the excess occurrence grouping, commercial excess was favorable by $6.3 million and our personal umbrella product developed favorably by $3.8 million. Within the claims made grouping, professional services coverages developed favorably by $18.8 million and executive products developed favorably by $4.1 million. Transportation experienced favorable development of $6.4 million.

Marine contributed $17.0 million of the $24.9 million total favorable property development. Accident years 2019 through 2021 contributed to the marine products' favorable development. Hawaii homeowners contributed $2.3 million of favorable development.

The surety segment experienced favorable development of $10.4 million. The majority of the favorable development was from accident years 2019 through 2021. Contract surety had favorable development of $4.9 million and commercial surety had favorable development of $4.2 million.

2021. We experienced favorable emergence relative to prior years' reserve estimates in all of our segments during 2021. Development from the casualty segment totaled $108.6 million. Favorable development was experienced across accident years 2014 through 2020, with the largest amounts attributable to accident years 2018 through 2020. We continued to experience emergence that was generally better than previously estimated. We attribute the favorable emergence to loss trends in most lines outperforming our long-term expectations, our underwriters' ability to select risk and an increasing rate environment. Within the primary occurrence grouping, the general liability product contributed $25.3 million to our favorable development and small commercial was favorable by $7.5 million. Within the excess occurrence grouping, commercial excess was favorable by $10.5 million and personal umbrella developed favorably by $10.4 million. Within the claims made grouping, professional services coverages developed favorably by $14.2 million and executive products developed favorably by $5.9 million. Transportation had $20.1 million of favorable development.

Our marine product was the predominant driver of the favorable development in the property segment, accounting for $6.6 million of the $11.0 million total favorable development for the segment. Accident years 2019 and 2020 made the largest contribution. Commercial property was favorable by $2.0 million.

The surety segment experienced $5.9 million of favorable development. The majority of the favorable development came from the 2019 and 2020 accident years. Contract surety was the main contributor with favorable development of $4.6 million.

2020. We experienced favorable emergence relative to prior years' reserve estimates in all of our segments during 2020. The casualty segment contributed $75.1 million in favorable development. Accident years 2017 through 2019 contributed significantly to the favorable development. This was predominantly caused by favorable frequency and severity trends that continued to be better than our long-term expectations. In addition, we believe this to be the result of our underwriters' ability to select risk as well as an increasing rate environment within many of our casualty sublines. Nearly all of our casualty products contributed to the favorable development. Transportation contributed $19.1 million for the year. Within the primary occurrence grouping, the general liability product contributed $17.9 million to our favorable development. Within the excess occurrence grouping, commercial excess developed favorably by $12.5 million. Within the claims made grouping, professional services coverages developed favorably by $7.8 million and medical professional liability had $6.1 million of favorable development.

The marine product was the primary driver of the favorable development in the property segment. Marine contributed $6.5 million of the $13.0 million total favorable property development, primarily in accident years 2017 and 2018. Commercial property was favorable by $5.2 million.

The surety segment experienced favorable development of $13.0 million. The majority of the favorable development was from accident year 2019. Contract and commercial surety products were the main contributors with favorable development of $5.9 million and $3.8 million, respectively.

ENVIRONMENTAL, ASBESTOS AND MASS TORT EXPOSURES

We are subject to environmental site cleanup, asbestos removal and mass tort claims and exposures through our commercial excess, general liability and discontinued assumed casualty reinsurance lines of business. The majority of the exposure is in the excess layers of our commercial excess and assumed reinsurance books of business.

The following table represents paid and unpaid environmental, asbestos and mass tort claims data (including incurred but not reported losses) as of December 31, 2022, 2021 and 2020:

(in thousands)	2022	2021	2020
Loss and LAE Payments (Cumulative):			
Gross	$ 142,377	$ 141,768	$ 139,804
Ceded	(69,696)	(69,576)	(69,219)
Net	$ 72,681	$ 72,192	$ 70,585
Unpaid Losses and LAE at End of Year:			
Gross	$ 26,871	$ 25,747	$ 22,485
Ceded	(5,786)	(5,718)	(4,619)
Net	$ 21,085	$ 20,029	$ 17,866

Our environmental, asbestos and mass tort exposure is limited, relative to other insurers, as a result of entering the affected liability lines after the insurance industry had already recognized environmental and asbestos exposure as a problem and adopted appropriate coverage exclusions. The majority of our reserves are associated with products that went into runoff at least two decades ago. Some are for assumed reinsurance, some are for excess liability business and some followed from the acquisition of Underwriters Indemnity Company in 1999.

During 2022, we increased our IBNR reserves for asbestos, environmental and mass tort exposures, as we experienced modest emergence and an increase in open claims.

While our environmental exposure is limited, the ultimate liability for this exposure is difficult to assess because of the extensive and complicated litigation involved in the settlement of claims and evolving legislation on issues such as joint and several liability, retroactive liability and standards of cleanup. Additionally, we participate primarily in the excess layers of coverage, where accurate estimates of ultimate loss are more difficult to derive than for primary coverage.

7. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized below.

(in thousands)		2022		2021
Deferred tax assets:				
Tax discounting of unpaid losses and settlement expenses	$	23,788	$	22,637
Unearned premium offset		27,158		23,080
Net unrealized depreciation of securities		19,839		—
Deferred compensation		4,058		3,469
Share-based compensation expense		3,202		3,089
Capitalized research and development costs		2,544		—
Lease liability		3,026		3,796
Other		938		367
Deferred tax assets before allowance	$	84,553	$	56,438
Less valuation allowance		—		—
Total deferred tax assets	$	84,553	$	56,438
Deferred tax liabilities:				
Net unrealized appreciation of securities	$	—	$	76,533
Deferred policy acquisition costs		26,850		21,746
Lease asset		2,681		3,101
Discounting of unpaid losses and settlement expenses - Tax Cuts and Jobs Act (TCJA) implementation offset		1,909		2,545
Fixed assets		3,083		3,518
Intangible assets		1,543		1,537
Undistributed earnings of unconsolidated investees		7,399		29,515
Other		819		1,452
Total deferred tax liabilities	$	44,284	$	139,947
Net deferred tax asset (liability)	$	40,269	$	(83,509)

Income tax expense (benefit) attributable to income from operations for the years ended December 31, 2022, 2021 and 2020, differed from the amounts computed by applying the U.S. federal tax rate of 21 percent to pretax income from continuing operations as demonstrated in the following table:

(in thousands)	2022		2021		2020	
Provision for income taxes at the statutory federal tax rates	$ 151,342	21.0 %	$ 72,307	21.0 %	$ 39,867	21.0 %
Increase (reduction) in taxes resulting from:						
Excess tax benefit on share-based compensation	(4,491)	(0.6)%	(3,090)	(0.9)%	(3,537)	(1.8)%
Tax-exempt interest income	(1,143)	(0.2)%	(1,219)	(0.3)%	(1,293)	(0.7)%
Dividends received deduction	(912)	(0.1)%	(891)	(0.3)%	(883)	(0.5)%
Investment tax credit	(5,053)	(0.7)%	(3,491)	(1.0)%	(2,435)	(1.3)%
ESOP dividends paid deduction	(4,171)	(0.6)%	(1,566)	(0.5)%	(1,083)	(0.6)%
Unconsolidated investee dividends	—	— %	—	— %	(479)	(0.2)%
Nondeductible expenses	1,263	0.2 %	3,834	1.1 %	1,878	1.0 %
Other items, net	432	0.0 %	(917)	(0.2)%	715	0.4 %
Total	$ 137,267	19.0 %	$ 64,967	18.9 %	$ 32,750	17.3 %

Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate was higher in 2022 due to higher levels of pretax income, which decreased the impact of tax-favored adjustments on a percentage basis.

Our net earnings include equity in earnings of unconsolidated investees, Maui Jim and Prime. The investees do not have a policy or pattern of paying dividends. As a result, we record a deferred tax liability on the earnings at the corporate capital gains rate of 21 percent in anticipation of recovering our investments through means other than through the receipt of dividends, such as a sale. We received a $4.7 million dividend from Prime in 2020 and recognized a $0.5 million tax benefit from applying the lower tax rate applicable to affiliated dividends paid to insurance companies (10.8 percent in 2020), as compared to the corporate capital gains rate on which the deferred tax liabilities were based. Standing alone, the dividends resulted in a 0.2 percent reduction to the 2020 effective tax rate. No dividends were declared from unconsolidated investees in 2022 or 2021, therefore having no impact to the 2022 or 2021 effective tax rates.

Dividends paid to our Employee Stock Ownership Plan (ESOP) also result in a tax deduction. Dividends paid to the ESOP in 2022, 2021 and 2020 resulted in tax benefits of $4.2 million, $1.6 million and $1.1 million, respectively. These tax benefits reduced the effective tax rate for 2022, 2021 and 2020 by 0.6 percent, 0.5 percent and 0.6 percent and, respectively.

We have recorded our deferred tax assets and liabilities using the statutory federal tax rate of 21 percent. We believe it is more likely than not that all deferred tax assets will be recovered, given the carry back availability as well as the projected results of future operations, which will generate sufficient taxable income to realize the deferred tax asset. In addition, we believe when these deferred items reverse in future years, our taxable income will be taxed at an effective rate of 21 percent.

Federal and state income taxes paid in 2022, 2021 and 2020 amounted to $190.3 million, $38.6 million and $23.7 million, respectively. The increase in 2022 is the result of taxes paid on the sale of our investment in Maui Jim. See note 13 for more information on the sale.

Although we are not currently under audit by the IRS, tax years 2019 through 2022 remain open and are subject to examination.

8.   EMPLOYEE BENEFITS

EMPLOYEE STOCK OWNERSHIP, 401(K) AND INCENTIVE PLANS

We maintain ESOP, 401(k) and incentive plans covering executives, managers and associates. Funding of these plans is primarily dependent upon reaching predetermined levels of operating return on equity, combined ratio and Market Value Potential (MVP). MVP is a compensation model that measures components of comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of our executives, managers and associates align with those of our shareholders.

Our 401(k) plan allows voluntary contributions by employees and permits ESOP diversification transfers for employees meeting certain age and service requirements. We provide a basic 401(k) contribution of 3 percent of eligible compensation. Participants are 100 percent vested in both voluntary and basic contributions. Additionally, an annual discretionary profit-sharing contribution may be made to the ESOP and 401(k), subject to the achievement of certain overall financial goals and board approval. Profit-sharing contributions vest after three years of plan service.

Our ESOP and 401(k) cover all employees meeting eligibility requirements. ESOP and 401(k) profit-sharing contributions are approved annually by our board of directors and are expensed in the year earned. ESOP and 401(k)-related expenses (basic and profit-sharing) were $18.4 million, $18.0 million and $14.4 million for 2022, 2021 and 2020, respectively.

During 2022, the ESOP purchased 87,367 shares of RLI Corp. stock on the open market at an average price of $103.01 ($9.0 million) relating to the contribution for plan year 2021. Shares held by the ESOP as of December 31, 2022, totaled 2,534,646 and are treated as outstanding in computing our earnings per share. During 2021, the ESOP purchased 65,815 shares of RLI Corp. stock on the open market at an average price of $107.95 ($7.1 million) relating to the contribution for plan year 2020. During 2020, the ESOP purchased 94,194 shares of RLI Corp. stock on the open market at an average price of $82.67 ($7.8 million) relating to the contribution for plan year 2019. The above-mentioned ESOP purchases relate only to our annual contributions to the plan and do not include amounts or shares resulting from the reinvestment of dividends.

Annual awards are provided to executives, managers and associates through our incentive plans, provided certain strategic and financial goals are met. Annual expenses for these incentive plans totaled $23.9 million, $39.1 million and $26.6 million for 2022, 2021 and 2020, respectively.

DEFERRED COMPENSATION

We maintain rabbi trusts for deferred compensation plans for directors, key employees and executive officers through which contributions can be invested in RLI Corp. stock or mutual funds. The employer stock in the plan cannot be diversified and is accounted for as equity, in a manner consistent with the accounting for treasury stock. At December 31, 2022, the trusts' assets were valued at $55.9 million.

STOCK PLANS

Our RLI Corp. Long-Term Incentive Plan (2010 LTIP) was in place from 2010 to 2015. The 2010 LTIP provided for equity-based compensation, including stock options, up to a maximum of 4,000,000 shares of common stock (subject to adjustment for changes in our capitalization and other events). Between 2010 and 2015, we granted 2,878,000 stock options under the 2010 LTIP. The 2010 LTIP was replaced in 2015.

In 2015, our shareholders approved the 2015 RLI Corp. Long-Term Incentive Plan (2015 LTIP), which provides for equity-based compensation and replaced the 2010 LTIP. In conjunction with the adoption of the 2015 LTIP, effective May 7, 2015, options were no longer granted under the 2010 LTIP. Awards under the 2015 LTIP may be in the form of restricted stock, restricted stock units, stock options (non-qualified only), stock appreciation rights, performance units as well as other stock-based awards. Eligibility under the 2015 LTIP is limited to employees and directors of the Company or any affiliate. The granting of awards under the 2015 LTIP is solely at the discretion of the board of directors. The maximum number of shares of common stock available for distribution under the 2015 LTIP is 4,000,000 shares (subject to adjustment for changes in our capitalization and other events). Since the plan's approval in 2015, we have granted 3,263,788 awards under the 2015 LTIP, including 363,368 in 2022.

Compensation expense is based on the probable number of awards expected to vest. The total compensation expense related to equity awards was $8.8 million, $6.4 million and $5.4 million for 2022, 2021 and 2020, respectively. The total income tax benefit was $1.4 million for 2022, $1.0 million for 2021 and $0.9 million for 2020. Total unrecognized compensation expense relating to outstanding and unvested awards was $6.6 million, which will be recognized over the weighted average vesting period of 2.32 years.

Stock Options

Under the 2015 LTIP, as under the 2010 LTIP, we grant stock options for shares with an exercise price equal to the fair market value of the shares at the date of grant (subject to adjustments for changes in our capitalization, including special dividends and other events as set forth in such plans). Options generally vest and become exercisable ratably over a five-year period and expire eight years after grant.

For most participants, the requisite service period and vesting period will be the same. For participants who are retirement eligible, defined by the plan as those individuals whose age and years of service equals 75, the requisite service period is deemed to be met and options are immediately expensed on the date of grant. For participants who will become retirement eligible during the vesting period, the requisite service period over which expense is recognized is the period between the grant date and the attainment of retirement eligibility. Shares issued upon option exercise are newly issued shares.

On November 10, 2022, the board of directors declared a $7.00 special cash dividend to be paid on December 20, 2022, the shareholders of record at the close of business on November 30, 2022. To preserve the intrinsic value of the options, the board also approved, pursuant to the terms of our various stock option plans, a proportional adjustment to the exercise price (equivalent to the special dividend) for all outstanding non-qualified options in relation to the special dividend. These adjustments did not result in any incremental compensation expense as the aggregate fair value, aggregate intrinsic value and the ratio of the exercise price to the market price were approximately equal immediately before and after the adjustments.

The following table summarize option activity in 2022:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding as of January 1, 2022	1,669,325	$ 78.63		
Granted	344,100	109.50		
Exercised	(308,280)	54.42		
Cancelled or forfeited	(9,485)	86.40		
Outstanding as of December 31, 2022	1,695,660	$ 82.42	4.90	$ 82,835
Exercisable at December 31, 2022	782,067	$ 67.54	3.47	$ 49,839

The intrinsic value, which is the difference between the fair value and the exercise price, of options exercised was $21.8 million, $12.2 million and $15.5 million during 2022, 2021 and 2020, respectively.

The fair value of options were estimated using a Black-Scholes based option pricing model with the following weighted-average grant-date assumptions and weighted-average fair values as of December 31:

	2022	2021	2020
Weighted-average fair value of grants	$ 21.43	$ 17.11	$ 13.24
Risk-free interest rates	2.95 %	0.75 %	0.39 %
Dividend yield	2.50 %	2.06 %	2.30 %
Expected volatility	22.89 %	22.73 %	22.67 %
Expected option life	5.05 years	4.97 years	4.96 years

The risk-free rate was determined based on U.S. treasury yields that most closely approximated the option's expected life. The dividend yield was determined based on the average annualized quarterly dividends paid during the most recent five-year period and incorporated a consideration for special dividends paid in recent history. The expected volatility was calculated based on the median of the rolling volatilities for the expected life of the options. The expected option life was determined based on historical exercise behavior and the assumption that all outstanding options will be exercised at the midpoint of the current date and remaining contractual term, adjusted for the demographics of the current year's grant.

Restricted Stock Units

In addition to stock options, restricted stock units (RSUs) are granted with a value equal to the closing stock price of the Company's stock on the dates the units are granted. For employees, these units generally have a three-year cliff vesting, but have an accelerated vesting feature for participants who are retirement eligible, defined by the plan as those individuals whose age and years of service equals 75. For directors, these units vest on the earlier of one year from the date of grant or the next annual shareholders meeting. In addition, the RSUs have dividend participation, which accrue as additional units and are settled with granted stock units at the end of the vesting period. The total fair value of restricted stock units that vested was $2.5 million, $2.2 million and $1.5 million during 2022, 2021 and 2020, respectively.

	RSUs	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2022	45,068	$ 97.67
Granted	19,268	115.71
Reinvested	2,632	127.48
Vested	(21,380)	93.07
Forfeited	(1,380)	77.92
Nonvested at December 31, 2022	44,208	$ 109.51

9. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The statutory financial statements of our three insurance companies are presented on the basis of accounting practices prescribed or permitted by the Illinois Department of Insurance (IDOI), which has adopted the NAIC's statutory accounting principles (SAP). We do not use any permitted SAP that differ from NAIC prescribed SAP. In converting from SAP to GAAP, typical adjustments include deferral of policy acquisition costs, the inclusion of statutory non-admitted assets and the inclusion of net unrealized holding gains or losses in shareholders' equity relating to fixed income securities.

The NAIC has risk-based capital (RBC) requirements for insurance companies to calculate and report information under a risk-based formula, which measures statutory capital and surplus needs based upon a regulatory definition of risk relative to the company's balance sheet and mix of products. As of December 31, 2022, each of our insurance subsidiaries had an RBC amount in excess of the authorized control level RBC, as defined by the NAIC. RLI Insurance Company (RLI Ins.), our principal insurance company subsidiary, had an authorized control level RBC of $249.7 million, $225.1 million and $203.9 million as of December 31, 2022, 2021 and 2020, respectively, compared to actual statutory capital and surplus of $1.4 billion, $1.2 billion and $1.1 billion, respectively, for these same periods.

Year-end statutory surplus for 2022 presented in the table below includes $327.4 million of RLI Corp. stock (cost basis of $64.6 million) held by Mt. Hawley Insurance Company, compared to $271.2 million and $238.0 million in 2021 and 2020, respectively. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in our GAAP consolidated financial statements.

The following table includes selected information for our insurance subsidiaries for the year ended and as of December 31:

(in thousands)	2022	2021	2020
Consolidated net income, statutory basis	$ 229,111	$ 207,550	$ 120,329
Consolidated surplus, statutory basis	$ 1,407,925	$ 1,240,649	$ 1,121,592

As discussed in note 1.A., our three insurance companies are subsidiaries of RLI Corp., with RLI Ins. as the first-level, or principal, insurance subsidiary. At the holding company (RLI Corp.) level, we rely largely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt, corporate expenses and dividends to RLI Corp. shareholders. As discussed further below, dividend payments to RLI Corp. from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the insurance regulatory authorities of Illinois. As a result, we may not be able to receive dividends from such subsidiary at times and in amounts necessary to pay desired dividends to RLI Corp. shareholders. On a GAAP basis, as of December 31, 2022, our holding company had $1.2 billion in equity. This includes amounts related to the equity of our insurance subsidiaries, which is subject to regulatory restrictions under state insurance laws. The unrestricted portion of holding company net assets is comprised primarily of investments and cash, including $240.6 million in liquid assets, which was elevated by the cash proceeds received from the sale of Maui Jim. Unrestricted funds at the holding company are available to fund debt interest, general corporate obligations and regular dividend payments to our shareholders. If necessary, the holding company also has other potential sources of liquidity that could provide for additional funding to meet corporate obligations or pay shareholder dividends, which include a revolving line of credit, as well as access to capital markets.

Ordinary dividends, which may be paid by our principal insurance subsidiary without prior regulatory approval, are subject to certain limitations based upon statutory income, surplus and earned surplus. The maximum ordinary dividend distribution from our principal insurance subsidiary in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus, as of December 31 of the preceding year, or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Ordinary dividends are further restricted by the requirement that they be paid from earned surplus. In 2022, 2021 and 2020, our principal insurance subsidiary paid ordinary dividends totaling $13.0 million, $70.0 million and $110.0 million, respectively, to RLI Corp. Any dividend distribution in excess of the ordinary dividend limits is deemed extraordinary and requires prior approval from the IDOI. In 2021, our principal insurance subsidiary sought and received regulatory approval prior to the payment of extraordinary dividends totaling $110.0 million. No extraordinary dividends were paid in 2022 or 2020. As of December 31, 2022, $136.9 million of the net assets of our principal insurance subsidiary are not restricted and could be distributed to RLI Corp. as ordinary dividends. Because the limitations are based upon a rolling 12-month period, the amount and impact of these restrictions vary over time. In addition to restrictions from our principal subsidiary's insurance regulator, we also consider internal models and how capital adequacy is defined by our rating agencies in determining amounts available for distribution.

10. COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS

As of December 31, 2022, we had $13.5 million of unfunded commitments related to our investments in private funds, low-income housing tax credit investments and equity method investees. See note 2 for more information on our investments in private funds and low-income housing tax credits.

LITIGATION

We are party to numerous claims, loss and litigation matters that arise in the normal course of our business. Many of such claims, loss or litigation matters involve claims under policies that we underwrite as an insurer. We believe that the resolution of these claims and losses is not reasonably likely to have a material adverse effect on our financial condition, results of operations or cash flows. From time to time, we are also involved in various other legal proceedings and litigation unrelated to our insurance business that arise in the ordinary course of business operations. Management believes that any liabilities that may arise as a result of these legal matters is not reasonably likely to have a material adverse effect on our financial condition, results of operations or cash flows.

11. LEASES

Right-of-use (ROU) assets are included in the other assets line item and lease liabilities are included in the other liabilities line item of the consolidated balance sheet. We determine if a contract contains a lease at inception and recognize operating lease ROU assets and operating lease liabilities based on the present value of the future minimum lease payments at the commencement date. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Lease agreements may include options to extend or terminate. The options are exercised at our discretion and are included in operating lease liabilities if it is reasonably certain the option will be exercised. Lease agreements have lease and non-lease components, which are accounted for as a single lease component. Operating lease cost for future minimum lease payments is recognized on a straight-line basis over the lease term. Variable lease cost is expensed in the period in which the obligation is incurred. Sublease income is recognized on a straight-line basis over the sublease term.

The components of lease expense and other lease information as of and during the years ended December 31, 2022, 2021 and 2020 were as follows:

(in thousands)		2022		2021		2020
Operating lease cost	$	4,957	$	5,131	$	5,504
Variable lease cost		1,423		1,433		1,346
Sublease income		(555)		(508)		(262)
Total lease cost	$	5,825	$	6,056	$	6,588
Cash paid for amounts included in measurement of lease liabilities						
Operating cash flows from operating leases	$	5,435	$	5,738	$	5,963
ROU assets obtained in exchange for new operating lease liabilities	$	2,694	$	4,828	$	81
Reduction to ROU assets resulting from reduction to lease liabilities	$	2	$	1,042	$	18
Other non-cash reductions to ROU assets	$	73	$	48	$	1,192

(in thousands)		2022		2021
Operating lease ROU assets	$	12,766	$	14,765
Operating lease liabilities	$	14,499	$	16,905
Weighted-average remaining lease term - operating leases		4.21 years		4.52 years
Weighted-average discount rate - operating leases		2.11 %		2.02 %

Future minimum lease payments under non-cancellable leases as of December 31, 2022 were as follows:

(in thousands)		2022
2023	$	5,578
2024		3,628
2025		2,216
2026		1,311
2027		826
Thereafter		1,587
Total future minimum lease payments	$	15,146
Less imputed interest		(647)
Total operating lease liability	$	14,499

12. OPERATING SEGMENT INFORMATION

The segments of our insurance operations include casualty, property and surety. The casualty portion of our business consists largely of commercial excess, personal umbrella, general liability, transportation and executive products coverages, as well as package business and other specialty coverages, such as professional liability and workers' compensation for office-based professionals. We also assume a limited amount of hard-to-place risks through a quota share reinsurance agreement. The casualty business is subject to the risk of estimating losses and related loss reserves because the ultimate settlement of a casualty claim may take several years to fully develop. The casualty segment is also subject to inflation risk and may be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

Our property segment is comprised primarily of commercial fire, earthquake, difference in conditions and marine coverages. We also offer select personal lines policies, including homeowners' coverages. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast, and windstorms to commercial properties throughout the Gulf and East Coast, as well as to homes we insure in Hawaii. We limit our net aggregate exposure to a catastrophic event by minimizing the total policy limits written in a particular region, purchasing reinsurance and maintaining policy terms and conditions throughout insurance cycles. We also use computer-assisted modeling techniques to provide estimates that help the Company carefully manage the concentration of risks exposed to catastrophic events.

The surety segment specializes in writing small to medium-sized contract surety coverages, including payment and performance bonds. We offer a variety of commercial surety bonds for medium to large-sized businesses across a broad spectrum of industries, including the financial, healthcare as well as on and offshore energy, petrochemical and refining industries. We also offer miscellaneous bonds including license and permit, notary and court bonds. Often, our surety coverages involve a statutory requirement for bonds. While these bonds typically maintain a relatively low loss ratio, losses may fluctuate due to adverse economic conditions affecting the financial viability of our insureds. The contract surety product guarantees the construction work of a commercial contractor for a specific project. Generally, losses occur due to the deterioration of a contractor's financial condition. This line has historically produced marginally higher loss ratios than other surety lines during economic downturns.

Net investment income consists of the interest and dividend income streams from our investments in fixed income and equity securities. Interest and general corporate expenses include the cost of debt, other director and shareholder relations costs and other compensation-related expenses incurred for the benefit of the corporation, but not attributable to the operations of our insurance segments. Investee earnings represent our share in Maui Jim and Prime earnings. We owned 40 percent of Maui Jim, a privately held company which operates in the sunglass and optical goods industries, which we sold in the third quarter of 2022. See note 13 for more information on the sale. Our investment in Maui Jim was carried at the holding company, as it was unrelated to our core insurance operations. Additionally, we own 23 percent of Prime Holdings Insurance Services, Inc., a privately held insurance company which specializes in hard-to-place risks.

The following table summarizes our segment data based on the internal structure and reporting of information as it is used by management. The net earnings of each segment are before taxes and include revenues (if applicable), direct product or segment costs (such as commissions and claims costs), as well as allocated costs from various support departments. Assets are not managed at the segment level and therefore are not allocated to segments.

REVENUES

(in thousands)	2022	2021	2020
Casualty	$ 711,832	$ 633,639	$ 569,521
Property	307,886	231,837	183,720
Surety	124,718	115,427	112,506
Net premiums earned	$ 1,144,436	$ 980,903	$ 865,747
Net investment income	86,078	68,862	67,893
Net realized gains	588,515	64,222	17,885
Net unrealized gains (losses) on equity securities	(121,037)	65,258	32,101
Total	$ 1,697,992	$ 1,179,245	$ 983,626

INSURANCE EXPENSES

(in thousands)	2022	2021	2020
Loss and settlement expenses:			
Casualty	$ 381,436	$ 311,627	$ 322,099
Property	120,745	129,924	111,356
Surety	12,195	15,051	9,429
Total loss and settlement expenses	$ 514,376	$ 456,602	$ 442,884
Policy acquisition costs:			
Casualty	$ 204,397	$ 179,354	$ 162,058
Property	95,203	72,008	59,926
Surety	70,032	66,106	64,454
Total policy acquisition costs	$ 369,632	$ 317,468	$ 286,438
Other insurance expenses:			
Casualty	$ 52,210	$ 47,139	$ 40,937
Property	19,416	18,605	15,620
Surety	10,586	11,163	10,271
Total other insurance expenses	$ 82,212	$ 76,907	$ 66,828
Total	$ 966,220	$ 850,977	$ 796,150

NET EARNINGS

(in thousands)	2022	2021	2020
Casualty	$ 73,789	$ 95,519	$ 44,427
Property	72,522	11,300	(3,182)
Surety	31,905	23,107	28,352
Net underwriting income	$ 178,216	$ 129,926	$ 69,597
Net investment income	86,078	68,862	67,893
Net realized gains	588,515	64,222	17,885
Net unrealized gains (losses) on equity securities	(121,037)	65,258	32,101
Interest on debt	(8,047)	(7,677)	(7,603)
General corporate expense	(12,900)	(13,330)	(10,265)
Equity in earnings of unconsolidated investees	9,853	37,060	20,233
Total earnings before incomes taxes	$ 720,678	$ 344,321	$ 189,841
Income tax expense	137,267	64,967	32,750
Net earnings	$ 583,411	$ 279,354	$ 157,091

The following table further summarizes revenues by major product type within each segment:

NET PREMIUMS EARNED

(in thousands)	Year ended December 31,		
	2022	2021	2020
CASUALTY			
Commercial excess and personal umbrella	$ 253,921	$ 219,437	$ 178,214
General liability	100,374	90,853	91,653
Commercial transportation	96,992	83,352	64,624
Professional services	95,187	88,855	85,196
Small commercial	67,673	64,660	63,357
Executive products	26,606	21,873	26,509
Other casualty	71,079	64,609	59,968
Total	$ 711,832	$ 633,639	$ 569,521
PROPERTY			
Commercial property	$ 163,078	$ 107,941	$ 79,406
Marine	113,208	97,745	81,852
Other property	31,600	26,151	22,462
Total	$ 307,886	$ 231,837	$ 183,720
SURETY			
Commercial	$ 47,652	$ 43,738	$ 42,872
Miscellaneous	45,826	43,982	42,292
Contract	31,240	27,707	27,342
Total	$ 124,718	$ 115,427	$ 112,506
Grand total	$ 1,144,436	$ 980,903	$ 865,747

13. ACQUISITONS AND DISPOSITIONS

On September 30, 2022, RLI Corp. completed the sale of its equity method investment in Maui Jim to Kering Eyewear for cash proceeds of $686.6 million. The sale was part of a larger transaction whereby Kering Eyewear acquired all of the shares of common stock of Maui Jim, consistent with our prior commitments under the terms of a shareholders agreement between RLI and the majority owner of Maui Jim. We recognized a net realized gain of $571.0 million as a result of the sale, which was recorded in the net realized gain line item of the statement of earnings. In addition, we have the right to receive additional consideration based on customary post-closing working capital and other adjustments. Any gain related to the additional consideration will be recognized when received.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of RLI Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of RLI Corp. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of earnings and comprehensive earnings, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Unpaid losses and settlement expenses — Refer to Notes 1 and 6 to the financial statements

Critical Audit Matter Description

The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims.

We identified the assessment of the Company's estimate of unpaid losses and settlement expenses as a critical audit matter. Specialized actuarial skills and knowledge were required to assess the methodologies and assumptions used to estimate unpaid losses and settlement expenses. The assumptions used by the Company to estimate unpaid losses and settlement expenses included expected loss ratios, loss development patterns, qualitative factors, and the weighting of actuarial methodologies. These assumptions included a range of potential inputs and changes to these assumptions could affect the estimate of unpaid losses and settlement expenses recorded by the Company.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to unpaid losses and settlement expenses included the following, among others:

- We tested the effectiveness of controls related to unpaid losses and settlement expenses, including those controls over the inputs, methods, and assumptions used in the Company's estimation processes.

- We tested the underlying data, including historical claims, that served as the basis for the actuarial analyses, to test that the inputs to the actuarial estimates were accurate and complete.

- With the assistance of our actuarial specialists, we evaluated the methods and assumptions used by the Company to estimate the unpaid losses and settlement expenses by:

    o Developing a range of independent estimates of unpaid losses and settlement expenses for certain lines of business and comparing our estimates to the recorded reserves.

    o We compared our prior year estimates of expected incurred losses to actual experience during the current year to identify potential management bias in the determination of the unpaid losses and settlement expenses.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 24, 2023

We have served as the Company's auditor since 2020.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in accountants or disagreements with accountants on any matters of accounting principles or practices or financial statement disclosure.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP (PCAOB ID No. 34), an independent registered public accounting firm, as stated in their report on page 91 of this report.

There was no change in our internal control over financial reporting during our fourth fiscal quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information – None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections – None.


PART III


Items 10 to 14.

Items 10 through 14 (inclusive) of this Part III are not included herein because the Company will file a definitive Proxy Statement with the SEC that will include the information required by such Items, and such information is incorporated herein by reference.


PART IV


Item 15. Exhibits and Financial Statement Schedules

(a) (l-2) See Item 8 for Consolidated Financial Statements included in this report.

(3) Exhibits. See Exhibit Index on pages 104-105.

(b) Exhibits. See Exhibit Index on pages 104-105.

(c) Financial Statement Schedules. See Index to Financial Statement Schedules on page 94.

INDEX TO FINANCIAL STATEMENT SCHEDULES

Data Submitted Herewith:

Schedules:

Schedules other than those listed are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements, and notes thereto, or elsewhere herein.

RLI CORP. AND SUBSIDIARIES
SCHEDULE I—SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS
IN RELATED PARTIES
December 31, 2022

Column A		Column B		Column C		Column D
						Amount at which shown in
(in thousands) **Type of Investment**		**Cost (1)**		**Fair Value**		**the balance sheet**
Fixed maturities:						
Bonds:						
Available-for-sale:						
U.S. government	$	462,884	$	454,021	$	454,021
U.S. agency		75,074		73,063		73,063
Non-U.S. government & agency		6,798		5,847		5,847
Agency MBS		373,687		331,806		331,806
ABS/CMBS/MBS*		276,126		240,736		240,736
Corporate		1,122,097		1,034,330		1,034,330
Municipal		628,607		527,147		527,147
Total available-for-sale	$	2,945,273	$	2,666,950	$	2,666,950
Total fixed maturities	$	2,945,273	$	2,666,950	$	2,666,950
Equity securities:						
Common stock:						
Ind Misc and all other	$	109,530	$	179,643	$	179,643
ETFs (Ind/misc)		218,489		318,739		318,739
Total equity securities	$	328,019	$	498,382	$	498,382
Cash and short-term investments		59,047		59,047		59,047
Other invested assets		43,980		47,922		47,922
Total investments and cash	$	3,376,319	$	3,272,301	$	3,272,301

* Non-agency asset-backed, commercial mortgage-backed and mortgage-backed securities

Note: See notes 1E and 2 of Notes to Consolidated Financial Statements. See also the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

RLI CORP. AND SUBSIDIARIES
SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(PARENT COMPANY)
CONDENSED BALANCE SHEETS
December 31,

(in thousands, except share data)	2022	2021
ASSETS		
Cash	$ 1,051	$ 1,433
Short-term investments, at cost which approximates fair value	2,229	—
Accounts receivable, affiliates	1,572	848
Investments in subsidiaries	1,084,055	1,197,997
Investments in unconsolidated investee	—	113,052
Fixed income:		
Available-for-sale, at fair value	237,282	86,483
(amortized cost of $250,904 and allowance for credit losses of $0 in 2022)		
(amortized cost of $84,823 and allowance for credit losses of $0 in 2021)		
Property and equipment, at cost, net of accumulated depreciation of $1,340 in 2022 and $1,697 in 2021	1,410	1,711
Income taxes receivable - current	—	211
Income taxes - deferred	3,204	—
Other assets	3,840	2,907
TOTAL ASSETS	$ 1,334,643	$ 1,404,642
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Income taxes payable - current	$ 1,823	$ —
Income taxes - deferred	—	21,067
Current portion of long-term debt	149,863	—
Long-term debt	—	149,676
Interest payable, long-term debt	2,153	2,153
Other liabilities	3,463	2,385
TOTAL LIABILITIES	$ 157,302	$ 175,281
SHAREHOLDERS' EQUITY		
Common stock ($0.01 par value)		
(Shares authorized - 200,000,000)		
(68,399,966 shares issued and 45,469,752 shares outstanding in 2022)		
(68,219,551 shares issued and 45,289,337 shares outstanding in 2021)	$ 684	$ 682
Paid-in capital	352,391	343,742
Accumulated other comprehensive earnings	(229,076)	49,826
Retained earnings	1,446,341	1,228,110
Deferred compensation	12,015	9,642
Treasury stock, at cost (22,930,214 shares in 2022 and 2021)	(405,014)	(402,641)
TOTAL SHAREHOLDERS' EQUITY	$ 1,177,341	$ 1,229,361
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,334,643	$ 1,404,642

See Notes to Consolidated Financial Statements. See also the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)—(continued)
CONDENSED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS
Years ended December 31,

(in thousands)	2022	2021	2020
Net investment income	$ 6,245	$ 2,102	$ 1,412
Net realized gains (losses)	570,888	(625)	501
Equity in earnings of unconsolidated investee	372	22,786	10,368
Selling, general and administrative expenses	(12,900)	(13,330)	(10,265)
Interest expense on debt	(7,622)	(7,616)	(7,603)
Earnings (loss) before income taxes	$ 556,983	$ 3,317	$ (5,587)
Income tax expense (benefit)	108,699	(1,585)	(2,885)
Net earnings (loss) before equity in net earnings of subsidiaries	$ 448,284	$ 4,902	$ (2,702)
Equity in net earnings of subsidiaries	135,127	274,452	159,793
Net earnings	$ 583,411	$ 279,354	$ 157,091
Other comprehensive earnings (loss), net of tax			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during the period	$ (12,188)	$ (1,996)	$ 994
Less: reclassification adjustment for (gains) losses included in net earnings	115	500	(390)
Other comprehensive earnings (loss) - parent only	$ (12,073)	$ (1,496)	$ 604
Equity in other comprehensive earnings (loss) of subsidiaries/investees	(266,829)	(57,392)	55,615
Other comprehensive earnings (loss)	$ (278,902)	$ (58,888)	$ 56,219
Comprehensive earnings	$ 304,509	$ 220,466	$ 213,310

See Notes to Consolidated Financial Statements. See also the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(PARENT COMPANY)—(continued)
CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31,

(in thousands)	2022	2021	2020
Cash flows from operating activities			
Earnings (loss) before equity in net earnings of subsidiaries	$ 448,284	$ 4,902	$ (2,702)
Adjustments to reconcile net losses to net cash provided by (used in) operating activities:			
Net realized (gains) losses	(570,888)	625	(501)
Depreciation	64	68	67
Other items, net	1,403	3,966	2,270
Change in:			
Affiliate balances receivable/payable	(724)	(3,404)	1,246
Federal income taxes	(19,484)	5,901	1,399
Changes in investment in unconsolidated investee:			
Undistributed earnings	(372)	(22,786)	(10,368)
Net cash used in operating activities	$ (141,717)	$ (10,728)	$ (8,589)
Cash flows from investing activities			
Purchase of:			
Fixed income, available-for-sale	$ (1,356,177)	$ (33,373)	$ (24,950)
Other	(1,420)	(2,904)	(346)
Sale of:			
Fixed income, available-for-sale	1,373	5,306	3,767
Equity method investee	686,566	—	—
Other	221	1,245	—
Property and equipment	298	—	—
Call or maturity of:			
Fixed income, available-for-sale	1,192,050	2,878	3,492
Net purchase of short-term investments	(2,229)	—	—
Cash dividends received-subsidiaries	13,000	180,000	110,000
Net cash provided by investing activities	$ 533,682	$ 153,152	$ 91,963
Cash flows from financing activities			
Proceeds from stock option exercises	$ (465)	$ 1,838	$ 8,648
Cash dividends paid	(397,323)	(147,422)	(95,793)
Other	5,441	4,212	3,802
Net cash used in financing activities	$ (392,347)	$ (141,372)	$ (83,343)
Net increase (decrease) in cash	$ (382)	$ 1,052	$ 31
Cash at beginning of year	1,433	381	350
Cash at end of year	$ 1,051	$ 1,433	$ 381

Interest paid on outstanding debt amounted to $7.3 million for 2022, 2021 and 2020, respectively. See Notes to Consolidated Financial Statements. See also the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
As of and for the years ended December 31, 2022, 2021 and 2020

(in thousands)	Deferred policy acquisition costs	Unpaid losses and settlement expenses, gross	Unearned premiums, gross	Net premiums earned	Incurred losses and settlement expenses current year
Year ended December 31, 2022					
Casualty segment	$ 66,285	$ 1,929,091	$ 466,178	$ 711,832	$ 468,661
Property segment	36,767	293,737	237,369	307,886	145,672
Surety segment	24,807	92,809	81,538	124,718	22,622
RLI Insurance Group	$ 127,859	$ 2,315,637	$ 785,085	$ 1,144,436	$ 636,955
Year ended December 31, 2021					
Casualty segment	$ 55,760	$ 1,760,469	$ 438,248	$ 633,639	$ 420,259
Property segment	25,764	196,369	168,209	231,837	140,905
Surety segment	22,029	86,717	73,987	115,427	20,901
RLI Insurance Group	$ 103,553	$ 2,043,555	$ 680,444	$ 980,903	$ 582,065
Year ended December 31, 2020					
Casualty segment	$ 48,255	$ 1,567,544	$ 385,736	$ 569,521	$ 397,174
Property segment	19,655	150,008	131,274	183,720	124,375
Surety segment	20,515	32,497	69,376	112,506	22,388
RLI Insurance Group	$ 88,425	$ 1,750,049	$ 586,386	$ 865,747	$ 543,937

NOTE 1: Investment income is not allocated to the segments, therefore, net investment income has not been provided.

See the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
(continued)
As of and for the years ended December 31, 2022, 2021 and 2020

(in thousands)	Incurred losses and settlement expenses prior year	Policy acquisition costs	Other operating expenses	Net premiums written
Year ended December 31, 2022				
Casualty segment	$ (87,225)	$ 204,397	$ 52,210	$ 744,607
Property segment	(24,927)	95,203	19,416	364,644
Surety segment	(10,427)	70,032	10,586	132,285
RLI Insurance Group	$ (122,579)	$ 369,632	$ 82,212	$ 1,241,536
Year ended December 31, 2021				
Casualty segment	$ (108,632)	$ 179,354	$ 47,139	$ 674,709
Property segment	(10,981)	72,008	18,605	262,816
Surety segment	(5,850)	66,106	11,163	120,008
RLI Insurance Group	$ (125,463)	$ 317,468	$ 76,907	$ 1,057,533
Year ended December 31, 2020				
Casualty segment	$ (75,075)	$ 162,058	$ 40,937	$ 583,244
Property segment	(13,019)	59,926	15,620	196,603
Surety segment	(12,959)	64,454	10,271	112,241
RLI Insurance Group	$ (101,053)	$ 286,438	$ 66,828	$ 892,088

See the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE IV—REINSURANCE
Years ended December 31, 2022, 2021 and 2020

(in thousands)	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2022					
Casualty segment	$ 863,530	$ 186,469	$ 34,771	$ 711,832	4.9 %
Property segment	430,010	122,415	291	307,886	0.1 %
Surety segment	131,625	7,525	618	124,718	0.5 %
RLI Insurance Group premiums earned	$ 1,425,165	$ 316,409	$ 35,680	$ 1,144,436	3.1 %
2021					
Casualty segment	$ 788,741	$ 185,433	$ 30,331	$ 633,639	4.8 %
Property segment	310,630	79,094	301	231,837	0.1 %
Surety segment	122,975	7,866	318	115,427	0.3 %
RLI Insurance Group premiums earned	$ 1,222,346	$ 272,393	$ 30,950	$ 980,903	3.2 %
2020					
Casualty segment	$ 690,718	$ 148,271	$ 27,074	$ 569,521	4.8 %
Property segment	253,781	70,398	337	183,720	0.2 %
Surety segment	118,109	5,843	240	112,506	0.2 %
RLI Insurance Group premiums earned	$ 1,062,608	$ 224,512	$ 27,651	$ 865,747	3.2 %

See the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE V—VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2022, 2021 and 2020

(in thousands)	Balance at beginning of period		Amounts charged to expense		Amounts recovered (written off)		Balance at end of period	
2022 Allowance for uncollectible reinsurance	$	27,243	$	130	$	(50)	$	27,323
2021 Allowance for uncollectible reinsurance	$	24,539	$	2,863	$	(159)	$	27,243
2020 Allowance for uncollectible reinsurance	$	25,066	$	(522)	$	(5)	$	24,539

See the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE VI—SUPPLEMENTARY INFORMATION CONCERNING
PROPERTY-CASUALTY INSURANCE OPERATIONS
Years ended December 31, 2022, 2021 and 2020

(in thousands) Affiliation with Registrant (1)	Deferred policy acquisition costs	Claims and claim adjustment expense reserves	Unearned premiums, gross	Net premiums earned	Net investment income
2022	$ 127,859	$ 2,315,637	$ 785,085	$ 1,144,436	$ 86,078
2021	$ 103,553	$ 2,043,555	$ 680,444	$ 980,903	$ 68,862
2020	$ 88,425	$ 1,750,049	$ 586,386	$ 865,747	$ 67,893

	Claims and claim adjustment expenses incurred related to:		Amortization of deferred acquisition costs	Paid claims and claim adjustment expenses	Net premiums written
	Current year	Prior year			
2022	$ 636,955	$ (122,579)	$ 369,632	$ 374,297	$ 1,241,536
2021	$ 582,065	$ (125,463)	$ 317,468	$ 327,453	$ 1,057,533
2020	$ 543,937	$ (101,053)	$ 286,438	$ 325,054	$ 892,088

(1) Consolidated property-casualty insurance operations.
(2) See the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

EXHIBIT INDEX

Exhibit No.	Description of Document	Reference
3.1	Amended and Restated Certificate of Incorporation	Incorporated by reference to the Company's Form 8-K filed May 8, 2020.
3.2	By-Laws	Incorporated by reference to the Company's Form 8-K filed May 8, 2018.
4.1	Senior Indenture	Incorporated by reference to the Company's Form 8-K filed October 2, 2013.
4.2	Supplemental Indenture	Incorporated by reference to the Company's Form 8-K filed May 8, 2018.
4.3	Description of Securities	Attached as Exhibit 4.3.
10.1	RLI Corp. Nonqualified Agreement*	Incorporated by reference to the Company's Form 10-K filed on February 21, 2020.
10.2	RLI Corp. Nonemployee Directors' Deferred Compensation Plan, as amended*	Incorporated by reference to the Company's Form 10-K filed on February 21, 2020.
10.3	RLI Corp. Executive Deferred Compensation Plan, as amended*	Incorporated by reference to the Company's Form 10-K filed on February 18, 2022.
10.4	RLI Corp. 2010 Long-Term Incentive Plan*	Incorporated by reference to the Company's Form 8-K filed on May 6, 2010.
10.5	RLI Corp. Annual Incentive Compensation Plan, as amended*	Incorporated by reference to the Company's Form 10-Q filed July 24, 2020.
10.6	2023 Market Value Potential (MVP), Executive Incentive Program Guideline*	Attached as Exhibit 10.6.
10.7	RLI Corp. 2015 Long-Term Incentive Plan, as amended*	Incorporated by reference to the Company's Form 10-Q filed on July 24, 2020.
10.8	Management Incentive Program Guideline*	Attached as Exhibit 10.8.
10.9	RLI Underwriting Profit Program Guideline*	Attached as Exhibit 10.9.
10.10	Advances, Collateral Pledge, and Security Agreement (Federal Home Loan Bank of Chicago)	Incorporated by reference to the Company's Form 8-K filed September 26, 2014.
10.11	Credit Agreement (Bank of Montreal, Chicago Branch.)	Incorporated by reference to the Company's Form 8-K filed March 31, 2020.
10.12	RLI Corp. Director and Officer Indemnification Agreement	Incorporated by reference to the Company's Form 10-Q filed October 24, 2018.
10.13	Amended 2022 MVP Executive Incentive Program Guideline*	Attached as Exhibit 10.13.

*   Management contract or compensatory plan.

EXHIBIT INDEX

Exhibit No.	Description of Document	Reference
21.1	Subsidiaries of the Registrant	Attached as Exhibit 21.1.
23.1	Consent of Deloitte & Touche LLP	Attached as Exhibit 23.1.
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Attached as Exhibit 31.1.
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Attached as Exhibit 31.2.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Attached as Exhibit 32.1.
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Attached as Exhibit 32.2.
101	iXBRL-Related Documents	Attached as Exhibit 101.
104	Cover Page Interactive Data File	Embedded in Inline XBRL and contained in Exhibit 101.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RLI Corp.
(Registrant)

By: /s/ Todd W. Bryant
        Todd W. Bryant, Chief Financial Officer

Date: February 24, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Craig W. Kliethermes
     Craig W. Kliethermes, President & CEO
     (Principal Executive Officer)
	By: /s/ Todd W. Bryant
	     Todd W. Bryant, Chief Financial Officer
	     (Principal Financial and Accounting Officer)

Date: February 24, 2023	Date: February 24, 2023

By: /s/ Kaj Ahlmann
     Kaj Ahlmann, Director
	By: /s/ Craig W. Kliethermes
	     Craig W. Kliethermes, Director

Date: February 24, 2023	Date: February 24, 2023

By: /s/ Michael E. Angelina
     Michael E. Angelina, Director
	By: /s/ Paul B. Medini
	     Paul B. Medini, Director

Date: February 24, 2023	Date: February 24, 2023

By: /s/ John T. Baily
     John T. Baily, Director
	By: /s/ Jonathan E. Michael
	     Jonathan E. Michael, Director

Date: February 24, 2023	Date: February 24, 2023

By: /s/ David B. Duclos
     David B. Duclos, Director
	By: /s/ Robert P. Restrepo, Jr.
	     Robert P. Restrepo, Jr., Director

Date: February 24, 2023	Date: February 24, 2023

By: /s/ Susan S. Fleming
     Susan S. Fleming, Director
	By: /s/ Debbie S. Roberts
	     Debbie S. Roberts, Director

Date: February 24, 2023	Date: February 24, 2023

By: /s/ Jordan W. Graham
     Jordan W. Graham, Director
	By: /s/ Michael J. Stone
	     Michael J. Stone, Director

Date: February 24, 2023	Date: February 24, 2023

Exhibit 21.1

Subsidiaries of the Registrant

The following companies are subsidiaries of the Registrant as of December 31, 2022.

Name	Jurisdiction of Incorporation	Percentage Ownership
RLI Insurance Company	Illinois	100%
Mt. Hawley Insurance Company	Illinois	100%
RLI Underwriting Services, Inc.	Illinois	100%
Safe Fleet Insurance Services, Inc.	California	100%
Data & Staff Service Co.	Washington	100%
Contractors Bonding and Insurance Company	Illinois	100%

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement (No. 333-166614 and 333-203957) on Form S-8 of our report dated February 24, 2023, relating to the financial statements of RLI Corp and the effectiveness of the RLI Corp's internal control over financial reporting, appearing in this Annual Report on Form 10-K for the year ended December 31, 2022.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 24, 2023

Exhibit 31.1

CERTIFICATION

Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Craig W. Kliethermes, certify that:

I have reviewed this annual report on Form 10-K of RLI Corp.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ Craig W. Kliethermes
Craig W. Kliethermes
President & CEO

Exhibit 31.2

CERTIFICATION

Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Todd W. Bryant, certify that:

I have reviewed this annual report on Form 10-K of RLI Corp.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ Todd W. Bryant
Todd. W Bryant
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of RLI Corp. (the "Company") on Form 10-K for the period ending December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Craig W. Kliethermes, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

  (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

  (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Craig W. Kliethermes

Craig W. Kliethermes
President & CEO
February 24, 2023

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of RLI Corp. (the "Company") on Form 10-K for the period ending December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Todd W. Bryant, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Todd W. Bryant

Todd W. Bryant
Chief Financial Officer
February 24, 2023